As filed with the Securities and Exchange Commission on July 6, 1999
===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                             -----------------------

                                   FORM 20-F/A
                                 Amendment No.1

                             -----------------------

                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1998

                        Commission file number: 001-14487

                             -----------------------

                       TELE NORTE LESTE PARTICIPACOES S.A.
             (Exact Name of Registrant as Specified in Its Charter)

Tele Norte Leste Holding Company             The Federative Republic of Brazil
  (Translation of Registrant's                (Jurisdiction of Incorporation or
      Name into English)                                 Organization)

                             -----------------------

                    Rua General Polidoro 99, 4(degree) andar
                      22280-001 Rio de Janeiro, RJ, Brazil
                    (Address of Principal Executive Offices)

                             -----------------------

Securities registered or to be registered pursuant to Section 12(b) of the Act:

     Title of Each Class                          Name of Each Exchange On
Preferred Shares, without par value*                   Which Registered
American Depositary Shares, each                   New York Stock Exchange
representing 1,000 Preferred Shares                New York Stock Exchange

------------
* Not for trading, but only in connection with the listing of American Depositary Shares on the New York Stock Exchange.

               Securities registered or to be registered pursuant
                       to Section 12(g) of the Act: None

        Securities for which there is a reporting obligation pursuant to
                         Section 15(d) of the Act: None

      Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by this Annual
Report:

                124,369,030,532 Common Shares, without par value
               210,029,997,060 Preferred Shares, without par value

      Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.


                           Yes   X      No  __

     Indicate by check mark which financial statement item the Registrant has elected to follow.

                         Item 17 ___    Item 18  X

===============================================================================

                                                TABLE OF CONTENTS

                                                                                                               Page
                                                                                                               ----


                                                      PART I

   Item 1.    Description of Business.............................................................................1
   Item 2.    Description of Property............................................................................28
   Item 3.    Legal Proceedings..................................................................................29
   Item 4.    Control of Registrant..............................................................................31
   Item 5.    Nature of Trading Market...........................................................................33
   Item 6.    Exchange Controls and Other Limitations Affecting Security Holders.................................35
   Item 7.    Taxation...........................................................................................36
   Item 8.    Selected Financial Data............................................................................40
   Item 9.    Management's Discussion and Analysis of Financial Condition and Results of Operations..............45
   Item 9A.   Quantitative and Qualitative Disclosures about Market Risk.........................................59
   Item 10.   Directors and Officers of Registrant...............................................................60
   Item 11.   Compensation of Directors and Officers.............................................................65
   Item 12.   Options to Purchase Securities from Registrant or Subsidiaries.....................................65
   Item 13.   Interest of Management in Certain Transactions.....................................................65

                                                     PART II

   Item 14.   Description of Securities to be Registered.........................................................65

                                                     PART III

   Item 15.   Defaults upon Senior Securities....................................................................65
   Item 16.   Changes in Securities, Changes in Security for Registered Securities and Use of Proceeds...........66

                                                     PART IV

   Item 17.   Financial Statements...............................................................................66
   Item 18.   Financial Statements...............................................................................66
   Item 19.   Financial Statements and Exhibits..................................................................66

   Index of Defined Terms........................................................................................67
   Technical Glossary............................................................................................68

                                EXPLANATORY NOTE

     Tele Norte Leste S.A. (the "Company") has prepared this amended Annual Report dated July 6, 1999 for the purpose of filing in electronic format the Annual Report on Form 20-F that was filed in paper format on June 30, 1999.

     The filing of this amended Annual Report should not be understood to mean that any statements contained herein are true or complete as of any date subsequent to June 30, 1998.

                      PRESENTATION OF FINANCIAL INFORMATION

     In this Annual Report, Tele Norte Leste Participacoes S.A., a corporation organized under the laws of the Federative Republic of Brazil ("Brazil"), is referred to as the "Holding Company" and the Holding Company and its subsidiaries (the "Subsidiaries") are referred to collectively as the "Company." References to the Company's businesses and operations are references to the businesses and operations of the Subsidiaries and/or the Holding Company as the case may be.

     References to (i) the "real," "reais" or "R$" are to Brazilian reais (plural) and the Brazilian real (singular) and (ii) "U.S. dollars," "dollars" or "US$" are to United States dollars. All amounts in Brazilian currencies that existed prior to the adoption of the real as the Brazilian currency on July 1, 1994 have been restated in reais. The Company's audited financial statements as of December 31, 1997 and 1998 and for the years ended December 31, 1996, 1997 and 1998 (the "Consolidated Financial Statements") contained in this Annual Report are presented in reais. For periods and dates before January 1, 1998, the Consolidated Financial Statements and, unless otherwise specified, the other financial data included herein recognize certain effects of inflation and are restated in constant reais of December 31, 1997 purchasing power. For subsequent periods and dates, the Consolidated Financial Statements and such other data are presented in nominal reais and do not recognize effects of inflation. See "Selected Financial Data."

     Certain terms are defined the first time they are used in this Annual Report. The "Index of Defined Terms" that begins on page 67 lists those terms and where they are defined. Technical terms are defined in the Technical Glossary on page 68.


                           FORWARD-LOOKING INFORMATION

     This Annual Report contains forward-looking statements. The Company and its representatives may also make forward-looking statements in press releases and oral statements. Statements that are not statements of historical fact, including statements about the beliefs and expectations of the Company's management, are forward-looking statements. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties, some of which are discussed at pages 25 - 28 herein, include those resulting from the short history of the Company's operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

                                     PART I

Item 1.    Description of Business

     The Holding Company is one of the companies formed as a result of the breakup of Telecomunicacoes Brasileiras S.A. - Telebras ("Telebras") by Brazil's federal government (the "Federal Government") in May 1998. Each of the Subsidiaries is an operating company formerly controlled by Telebras. In January 1998, the Subsidiaries, which had provided both fixed-line and cellular telecommunications services, spun off their cellular telecommunications operations into new companies that are now under separate control (the "Spun-off Companies"). See "--Historical Background."

     The Company provides fixed-line telecommunications services in Brazil under concessions from the Federal Government (the "Concessions"). The Concessions authorize the Subsidiaries to provide fixed-line telecommunications service in an area (the "Region") including almost all of sixteen states located in the northern, northeastern and southeastern regions of Brazil. See "--The Region." Until April 1999, the Company was the only supplier of local fixed-line and intrastate long-distance services in the Region. In February 1999, two licenses were auctioned to permit a competitor to provide both local and intraregional long-distance services in the Region in competition with the Company. Canbra Telefonica S.A. ("Canbra") presented the winning bid for the licenses and received authorization to begin operations in April 1999. In July 1999, Empresa Brasileira de Telecomunicacoes S.A. - Embratel ("Embratel") and Bonari Holdings Ltda. ("Bonari") will be authorized to provide intrastate long-distance services in competition with the Company. See "--Competition."

     The Company does not provide interstate long-distance fixed-line telecommunications services between the states in the Region. However, in July 1999, the Company will be authorized to provide interstate long-distance services between the states in the Region in competition with Canbra, Embratel and Bonari. At December 31, 1998, the Company had approximately 7.8 million lines in service.

The Holding Company and its Operating Subsidiaries

     The following table sets forth the contribution made by each Subsidiary to the Company's net operating revenues for the year ended December 31, 1998 and the Holding Company's shareholding, direct or indirect, in each Subsidiary at December 31, 1998.

                                                                      Contribution to
                                                                   consolidated results   Holding Company ownership
                                                                   --------------------   -------------------------
                                                                   % of net operating      % of share   % of voting
Subsidiary                                                              revenues            capital        stock
------------                                                       --------------------   ------------  -----------
Telecomunicacoes do Rio de Janeiro S.A. - Telerj...............             26                 70            85
Telecomunicacoes de Minas Gerais S.A. - Telemig................             25                 81            89
Telecomunicacoes da Bahia S.A. - Telebahia.....................             12                 82            96
Telecomunicacoes do Ceara S.A. - Teleceara.....................              6                 79            85
Telecomunicacoes de Pernambuco S.A. - Telpe....................              7                 76            95
Telecomunicacoes do Espirito Santo S.A. - Telest...............              4                 83            93
Telecomunicacoes do Para S.A. - Telepara.......................              4                 56            97
Telecomunicacoes do Rio Grande do Norte S.A. - Telern..........              2                 72            93
Telecomunicacoes do Amazonas S.A. - Telamazon..................              2                 75            84
Telecomunicacoes do Maranhao S.A. - Telma......................              2                 64            83
Telecomunicacoes de Alagoas S.A. - Telasa......................              2                 72            97
Telecomunicacoes do Piaui S.A. - Telepisa......................              2                 74            98
Telecomunicacoes da Paraiba S.A. - Telpa.......................              3                 64            93
Telecomunicacoes de Sergipe S.A. - Telergipe...................              1                 67            81
Telecomunicacoes do Amapa S.A. - Teleamapa.....................              1                 82            93
Telecomunicacoes de Roraima S.A. - Telaima.....................              1                 63            77


     Elsewhere in this Annual Report, the individual Subsidiaries are referred to by the short names that form part of their corporate names as set forth in the foregoing table.

     Substantially all the Holding Company's assets consist of shares in the Subsidiaries. The Holding Company relies almost exclusively on dividends from the Subsidiaries and interest on loans to the Subsidiaries to meet its needs for cash, including cash to pay dividends to its shareholders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

     The Company's management is considering a corporate restructuring to simplify its present corporate structure. Because any such restructuring would involve complex issues (including possible redemption rights for minority shareholders in each of the Subsidiaries and approval from Anatel) and necessarily require a significant amount of time for implementation, the Company's management cannot predict when such a restructuring might be completed or what form the restructuring might take.

     The Holding Company's headquarters are located at Rua General Polidoro 99, 4(degree) andar, 22280-001, Rio de Janeiro, RJ, Brazil, and its telephone number is 5521-543-8003.

Historical Background

     Prior to the incorporation of Telebras in 1972, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebras and its operating Subsidiaries (collectively, the "Telebras System") acquired almost all the other telephone companies in Brazil and thus came to have a monopoly over the provision of public telecommunications services in almost all areas of the country. Beginning in 1995, the Federal Government undertook a comprehensive reform of Brazil's telecommunications regulatory system. In July 1997, Brazil's National Congress adopted the Lei Geral de Telecomunicacoes (the "General Telecommunications Law," and together with the regulations, decrees, orders and plans on telecommunications issued by Brazil's Executive Branch, the "Telecommunications Regulations"), which provided for the establishment of a new regulatory framework, the introduction of competition and the privatization of Telebras. The General Telecommunications Law established an independent regulatory agency called Agencia Nacional de Telecomunicacoes - ANATEL ("Anatel").

     In January 1998, in preparation for the restructuring and privatization of the Telebras System, the cellular telecommunications operations of the Telebras' operating subsidiaries were spun off into separate companies. In May 1998, Telebras was restructured to form, in addition to Telebras, 12 new holding companies (the "New Holding Companies") by means of a procedure under Brazilian corporate law called cisao, or split-up. The New Holding Companies were allocated virtually all the assets and liabilities of Telebras, including the shares held by Telebras in the operating companies of the Telebras System. The split-up of the Telebras System into the New Holding Companies is referred to herein as the "Breakup" or the "Breakup of Telebras."

     The New Holding Companies, together with their respective subsidiaries, consist of (a) eight cellular service providers, each operating in one of the Regions into which Brazil has been divided for purposes of cellular telecommunications services in the frequency range formerly used by the companies of the Telebras System (each a "Cellular Region"), (b) three regional fixed-line service providers, each providing local and intraregional long-distance service in one of the three regions into which Brazil has been divided for purposes of fixed-line telecommunications (each a "Fixed-Line Region"), and (c) Embratel, which provides domestic (including intraregional and interregional) long-distance service and international long-distance service throughout Brazil.

     The Holding Company is one of the New Holding Companies. In the Breakup, the Holding Company was allocated all the share capital held by Telebras in the operating subsidiaries of the Telebras System that provided fixed-line telecommunications service in most of the northern, northeastern and southeastern regions of Brazil, except for the State of Sao Paulo. In July 1998, the Federal Government sold all its voting shares of the New Holding Companies, including the Holding Company, to private-sector buyers. The sale of all of the Federal Government's voting shares to private-sector buyers is referred to herein as the "Privatization" or the "Privatization of Telebras." The Federal Government's shares of the Holding Company (51.79% of the voting shares) were purchased by Telemar, a consortium comprising of Construtora Andrade Gutierrez S.A., Inepar S.A Industria e Construcoes, Macal Investimentos e Participacoes Ltda., Fiago Participacoes S.A., Brasil Veiculos Companhia de Seguros and Companhia de Seguros Alianca do Brasil. Telemar agreed to pay R$3.43 billion for the Federal Government's shares of which R$1.37 billion has already been paid. The remaining balance is to paid in two equal installments in August 1999 and August 2000. Each installment payment will be adjusted for inflation and bear a fixed interest rate of 12% per annum.

The Region

     The Concessions authorize the Company to provide fixed-line telecommunications service in sixteen states of Brazil located in the northern, northeastern and southeastern regions of Brazil as listed in the chart below, excluding an area in the state of Minas Gerais where Companhia de Telecomunicacoes do Brasil Central, a company that was not part of the Telebras System, continues to operate independently and an area of 39,105 square kilometers, also in the State of Minas Gerais, operated by Tele Centro Sul Participacoes S.A. The portion of the sixteen states excluded from the Region represents approximately 3.2% of total lines in service and 2.6% of the population of the states.

     The states in the Region cover an area of 5.4 million square kilometers, representing 64% of the country's total area and generating approximately 39% of Brazil's gross domestic product. The population of the states in the Region is approximately 87 million, representing 55% of the total population of Brazil. The Region has 102 municipalities with populations in excess of 100,000 inhabitants. Per capita income in the Region is approximately US$3,588 per year, varying from US$1,560 in the State of Piaui to US$6,740 in the State of Rio de Janeiro.

     The following table sets forth certain key economic data for 1997 for the state in which each Subsidiary operates.

                                                                         Population    % of gross
                                                         Population      per square    National         Per capita
State                                   Subsidiary       (million)(1)    kilometer     product          income US$
--------------                          ----------       ------------    ----------    ----------       ----------
Rio de Janeiro.....................     Telerj              13.6          308.7          11.4            6,740
Minas Gerais.......................     Telemig             17.0           29.0           8.3            3,970
Bahia..............................     Telebahia           12.7           22.4           4.5            2,900
Ceara..............................     Teleceara            7.0           47.0           1.8            2,110
Pernambuco.........................     Telpe                7.5           75.5           2.3            2,540
Espirito Santo.....................     Telest               2.9           61.8           1.7            4,930
Para...............................     Telepara             5.7            4.6           2.3            3,370
Rio Grande do Norte................     Telern               2.6           49.0           1.0            3,220
Amazonas...........................     Telamazon            2.5            1.6           1.3            4,510
Maranhao...........................     Telma                5.3           15.7           1.1            1,700
Alagoas............................     Telasa               2.7           95.3           0.6            1,970
Piaui..............................     Telepisa             2.7           10.7           0.5            1,560
Paraiba............................     Telpa                3.4           59.1           0.8            1,920
Sergipe............................     Telergipe            1.7           75.2           0.8            4,040
Amapa..............................     Teleamapa            0.4            2.8           0.2            4,240
Roraima............................     Telaima              0.3            1.2           0.1            4,920


------------------
(1) Estimates made by the Instituto Brasileiro de Geografia e Estatistica - IBGE (the "IBGE") at year-end 1997.

     Set forth below is a map showing the location of the Region within Brazil.

                                [GRAPHIC OMITTED]


     The Company's business, financial condition, results of operations and prospects depend in part on the performance of the Brazilian economy and the economy of the Region, in particular. See "--Brazilian Economic Environment."

Services

     Overview

     The fixed-line telecommunications services offered by the Company to its customers consist of (i) local service, including installation, monthly subscription, measured service, public telephones and supplemental local services, (ii) intrastate long-distance services within the states in the Region, (iii) data transmission services, (iv) network services, including interconnection and leasing of facilities, and (v) other services. Until April 1998, the Company received revenue from outgoing interstate and international long-distance calls under a revenue-sharing arrangement with Embratel. See "--Interregional and International Service." The interconnection revenues the Company receives include fees paid by Embratel, cellular service providers and other telecommunications companies for use of the Company's network. The fees the Company receives from Embratel are accounted for as remuneration for the use of the network and the fees paid by other telecommunications service providers are accounted for as internetwork services. See "--Remuneration for the Use of the Network", "--Internetwork Services" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Nonlocal Services." The Company does not sell, rent or otherwise provide telephone equipment such as handsets or switchboards. In July 1999, the Company will be authorized to provide interstate long-distance services between the states in the Region. Beginning in 2002, the Company may obtain authorization to provide interregional and international long-distance service, provided that it has met certain obligations set forth in the Concessions. See "--Competition" and "--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies--Public Regime--Service Restrictions."

     The following table sets forth the Company's revenue by type of service for the indicated years. The Company's tariffs for each category of service are discussed below under "--Rates." Trends and events affecting the Company's operating revenue are discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                 Year ended December 31,
                                                                              --------------------------------
                                                                              1996         1997         1998
                                                                              ----         ----         ----
                                                                                 (millions of reais) (1)
Local service..........................................................       2,285        3,135        3,861
Intrastate long-distance service.......................................       1,010          828          894
Interstate long-distance service.......................................       1,275        1,044          226
International long-distance service....................................         211          155           38
Data transmission......................................................         199          164          212
Remuneration for the use of the network................................           0            0          493
Internetwork services..................................................         558          999        1,114
Other..................................................................          39           35          108
                                                                            -------      -------      -------
Total..................................................................       5,577        6,360        6,946
Taxes and discounts....................................................      (1,303)      (1,401)      (1,788)
                                                                            -------      -------       -------
Net operating revenue..................................................       4,274        4,959        5,158
                                                                            =======      =======      =======


------------------
(1) In constant reais of December 31, 1997 purchasing power for periods prior to January 1, 1998.

     Local Service

     Local service includes installation, monthly subscription, measured service, public telephones and supplemental local services. Measured service includes all calls that originate and terminate within a single local area in the Region ("local calls"). Until February 1999, the Company was the only authorized supplier of local fixed-line and intrastate telecommunications services in the Region. In February 1999, Anatel, pursuant to the Telecommunications Regulations, awarded an operating license to the winning bidder, Canbra, to provide local fixed-line and intraregional long-distance telecommunication services in the Region in competition with the Company. See "--Competition."

     The Company owns and operates public telephones throughout the Region. At December 31, 1998, the Company had 265.8 thousand public telephones, of which 81% could be operated with a prepaid card. Anatel's targets require the Company to increase the number of public telephones to 336 thousand by year-end 1999. See "--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies--Network Expansion--General Plan on Universal Service."

     The Company provides a variety of other supplemental local services that include voice and fax mailboxes, call waiting, call forwarding, conferencing, speed dialing and caller ID.

     Intraregional (Intrastate and Interstate) Long-Distance Service

     Each state in the Region is divided into a number of local areas. Calls from one local area in the Region to another are referred to as "intraregional long-distance" calls. Intraregional long-distance service includes intrastate long-distance calls (nonlocal calls within a given state) and interstate long-distance calls (calls between states in the Region). Prior to the formation of the New Holding Companies, each Subsidiary was the exclusive provider of long-distance service that originated and terminated within its concession area. Each concession area roughly coincided with the states, so, generally speaking, each Subsidiary was the exclusive provider of intrastate long-distance service in its state. Embratel was the exclusive provider of long-distance service between states. Embratel did not provide intrastate long-distance service. In February 1999, Canbra was awarded licenses to provide local fixed-line and intraregional long-distance telecommunications services in the Region in competition with the Company. In January 1999, Bonari was awarded licenses to provide long-distance services throughout Brazil in competition with Embratel. In July 1999, Embratel, Bonari and Canbra will be authorized to provide intrastate long-distance service throughout Brazil, including within the States in the Region, and the Company will be authorized to provide interstate long-distance service between the states in the Region. See "--Competition." The Company is expanding its network by installing a new backbone and connecting the Subsidiaries' networks in order to provide interstate long-distance service in the Region and Embratel and Bonari are expanding their networks to provide intrastate long-distance service throughout Brazil. Until the Company completes this expansion, the Company will lease facilities from Embratel to complete interstate long-distance calls between states in the Region. The Company may also lease facilities from Bonari or Canbra, or both, to complete interstate long-distance calls between states in the Region. See "-- Network and Facilities."

     Interregional and International Service

     Interregional long-distance service consists of calls between a point within the Region and a point in Brazil outside the Region. International long-distance service consists of calls between a point within the Region and a point outside Brazil. The Company is not authorized to provide interregional or international long-distance service. The Company may, however, provide interregional and international long-distance service by December 31, 2001 if it meets its 2003 targets by December 31, 2001. See "--Competition" and "--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies--Public Regime--Service Restrictions."

     Until April 1998, Embratel and the other operating subsidiaries of the Telebras System divided the revenue from outgoing interstate and international long-distance calls. The revenue-sharing arrangement with Embratel was designed to balance the return on investment of the other operating subsidiaries. Under this system, each Subsidiary retained a fixed percentage of the customer charges for outgoing interstate and international long-distance calls and paid the balance to Embratel. The Subsidiaries generally received no revenue from incoming interstate or international long-distance calls. The average percentage retained by the Subsidiaries was 78% and 71% for 1996 and 1997 respectively.

     In April 1998, the system of revenue sharing between Embratel and the other operating subsidiaries was discontinued and the Company no longer recognizes revenues from interstate and international long-distance services. The Company's relationship with Embratel is now governed by interconnection agreements under which Embratel pays the Company fees for the use of its network. See "--Remuneration for the Use of the Network."

     Data Transmission Services

     The Company provides low- and high-speed data transmission services through private leased circuits and switched circuits. The Company has provided data transmission services since the mid 1980's, including both low and high speed services ranging from 9.6 Kbps to 2 Mbps, supported by public telephone infrastructure. The Company provides tailored solutions for large customers that include data transmission at 34 Mbps and 155 Mbps for LAN interconnection, videoconferencing, video/image transmission and multimedia applications.

     The Company offers dedicated digital lines that facilitate transmission of high volumes of data, voice and images, at specified speeds, independent of codes and protocols, and is available 24 hours a day on a contractual basis. The Company also offers switched packets for small to medium data volumes, at X-25 and X-28 protocols, with fees based on time and volume. Frame Relay service permits interconnection of LANs, multimedia applications and data transmission at speeds up to 2 Mbps, over digital networks and combines the high performance of dedicated circuits with the flexibility of the switched products.

     The Company contracted a capacity of 25,000 access ports and four network management systems for its leased line network to provide data services in the Region. The network uses TDM technology and will begin full operation in the fourth quarter of 1999. Circuits will be available to customers at dedicated data rates.

     Another priority of the Company is the development of the multi-services network, scheduled to start operations by September 1999. The network is based on ATM and IP technology to support internet and multimedia services. It will have an initial capacity of 12,000 access gates for dial-up IP and 1,000 for dedicated IP.

     The Company is also expanding its packet switched network to cover all 16 states of the Region. It shall be ready to provide interstate services in the fourth quarter of 1999 with a capacity of 24,000 access ports supporting standardized protocols such as X-25, frame relay and SNA.

     Remuneration for the Use of the Network

     Effective April 1998, the Company entered into an interconnection agreement with Embratel, regulated by Anatel, under which Embratel pays the Company fees on a per minute basis for long-distance calls carried by Embratel that are originated or completed using the Company's local network. The Company also receives from Embratel a supplemental per-minute fee called the Parcela Adicional de Transicao ("PAT"). The PAT was implemented in April 1998 in order to reduce the impact of the discontinuation of the revenue-sharing arrangement between the Company and Embratel. See "--Interregional and International Service." The PAT will be gradually phased out by June 30, 2001. In January 2000, the Company will review its interconnection agreements with Embratel and begin to charge Embratel for billing services.

     In the near term, the Company will most likely sign similar interconnection agreements with Canbra, its competitor in local and intraregional service, and Bonari, the new domestic and international long-distance provider.

     Internetwork Services

     The Company provides access to its network to other telecommunications service providers and leases network facilities to telecommunications service providers and corporate customers.

     Use of the Company's interconnection services has grown as a result of the spin-off of the cellular telecommunications business of the Subsidiaries, the privatization of the companies of the Telebras System and the advent of competition in the telecommunications sector in Brazil. Cellular service providers and certain operators of trunking services have agreements with the Company that allow them to interconnect with the Company's network in order to receive calls that originate on the Company's network and to complete calls that terminate on the Company's network, to connect central switching stations to the Company's network and to lease certain facilities from the Company. The Company provides interconnection services to the sixteen cellular service providers that were spun off from the Subsidiaries and five Band B cellular service providers and operators of trunking services.

     Telecommunications service providers that provide interconnection services are required to provide such services on a nondiscriminatory basis. Subject to certain requirements, they are free to negotiate the terms of their interconnection agreements but, if the parties fail to reach an agreement, Anatel will establish the terms of interconnection. See "--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies--Interconnection." The terms of interconnection, particularly the pricing and technical requirements, may affect the Company's results of operations, its competitive environment and its capital expenditure requirements.

     The Company also leases facilities to others. Other telecommunications service providers, particularly cellular service providers, lease trunk lines from the Company for use within their stand-alone networks, and large corporate customers lease lines from the Company for use in private networks connecting different corporate sites.

     Other Services

     The Company provides other services that include telephone directories, equipment rentals, technical assistance and additional services such as billing and accounting services that the Company provides to the cellular companies that were spun off from the Subsidiaries and are now under separate control. The services provided to the cellular companies are in the process of being phased out as the cellular companies develop their own billing and accounting departments.

     Other services include certain additional and value added services such as ISDN, that allows voice, data, image and sound transmission supported by a single digital line permitting the user to use simultaneously, for example, voice transmission and the internet. In-dialing service (direct transmission of external calls to extensions) is also offered by the Company to those corporate clients that work with PBX systems. For corporate clients in need of a large quantity of phone accesses, the Company offers digital trunk services that allow up to 30 simultaneous connections within a single physical loop of 2 Mbps, increasing the speed and otherwise optimization of the client's telephone system.

     The Company also provides a variety of other telecommunications services that extend beyond basic telephone service, such as toll-free or 800 service, based on an intelligent network platform with large capacity that is accessible from any point in Brazil and that supports applications such as telemarketing, customer service operations and home banking.

     Through the use of the Company's Internet Protocol ("IP") network, the Company provides high-speed access to corporations, internet providers and commercial centers. The Company's IP Internet services also support the formation of virtual private networks and additional value added services, such as electronic commerce, public terminal access to the Internet and web hosting.

Quality of Service

     The following table sets forth information on service quality for the periods indicated.

                                                                                 Year ended December 31,
                                                                        -----------------------------------------
                                                                         1994     1995     1996     1997     1998
                                                                         ----     ----     ----     ----     ----
Monthly repair requests (% of lines in service)...................        4.5      3.5      4.5      4.9      4.8
Residential repair response speed (% within 24 hours).............       84.7     83.4     80.5     81.2     79.5
Call completion rate for local calls during peak periods (% of
     calls attempted).............................................       48.1     47.8     48.8     49.9     53.7
Billing complaints (per thousand bills) ..........................        n.a.     n.a.     n.a.    10.7     18.7
Operator availability during peak periods (% response within 10
     seconds).....................................................        n.a.     n.a.     n.a.     n.a.    85.5


     The Company is required under the Telecommunications Regulations to meet certain service quality targets relating to maximum periods to obtain a dial tone, completed calls as a percentage of attempted calls, repair requests and response rates to such requests, operator response periods and other measures of service quality. See "--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies--Quality of Service--General Plan on Quality." The targets the Company expects will be most difficult to meet are those relating to response speed to repair requests, call completion rates and billing inaccuracy. Currently, the Company responds within 24 hours to approximately 79.5% of residential repair requests. The Company is obligated by year-end 1999 to respond within 24 hours to 95% of residential repair requests. During 1998, the Company's call completion rate during peak periods was 44.3% for domestic long-distance calls and 53.7% for local calls. The Company is obligated by year-end 1999 to increase its call completion rate to 60% of local and domestic long-distance calls during peak periods. In order to meet these targets, the Company expects to significantly increase spending on systems to detect defects and supervise repair. Currently, approximately 1.9% of the Company's customers complain of billing inaccuracies. The Company is required by year-end 1999 to reduce the percentage of customer complaints about billing inaccuracies to 0.4%.

     In July 1999, Anatel expects to implement the Plano de Numeracao (the "Numbering Plan"). The Numbering Plan will require a customer to specify a long-distance carrier for each call by dialing two additional digits. Although the Company is making the necessary adjustments to its switching stations, including adapting its analog switching stations, it anticipates future traffic problems at switching stations as a result of the change in the numbering system
- especially in the weeks following the implementation of the Numbering Plan.

Rates

     Rates for telecommunications services provided by the Company are subject to comprehensive regulation. See "--Regulation of the Brazilian Telecommunications Industry--Rate Regulation." Since the relative stabilization of the Brazilian economy in mid-1994, there have been two major changes in rates for local and long-distance services. Effective in January 1996, rates for all services were increased, primarily to compensate for accumulated effects of inflation. Effective in May 1997, the rate structure was modified through a tariff rebalancing that resulted in higher charges for measured service and monthly subscription and lower charges for intraregional, interregional and international long-distance service. Monthly subscription charges, for example, were increased by 270% for residential customers and 59% for commercial customers. The Company's management believes that monthly subscription charges are now generally in line with charges in other countries.

     The Concessions establish a price-cap mechanism for annual rate adjustments, which places an upper limit on a weighted average of the rates for a basket of local and long-distance services and for interconnection charges. The basket includes activation and subscription fees and measured usage fees for local, long-distance and public telephone services. Subject to certain limits, the rates for individual services within the basket may be increased by up to 9% above the limit, so long as the weighted average rate for the entire basket does not exceed the limit. The Concessions provide for the price cap to be adjusted periodically to take account of inflation and productivity gains. See "--Regulation of the Brazilian Telecommunications Industry--Rate Regulation."

     In accordance with the Concessions, the Company has been authorized by Anatel to put into effect certain rate increases on June 22, 1999. The increases raise the average tariff for the basic service plan by 7.99%. Specifically, the installation charge has decreased from R$80 to R$50, while monthly subscription charges increased 17.7%, the maximum permitted. Measured service charges increased by 6.9%, slightly below the rate of inflation during the relevant period. Long-distance rates increased 5.46%, representing the difference between the inflation rate during the period and the applicable reduction for deemed productivity gains.

     Local Rates

     The Company's revenue from local service consists principally of activation and installation charges, monthly subscription charges, measured service charges and public telephone charges. Users of measured service, both residential and nonresidential, pay for local calls depending on usage. Usage is measured in pulses. Pulses occur system-wide every four minutes for most local calls and every sixty seconds for local calls made between certain municipalities. These system-wide pulses are recorded independently of when individual calls are actually made. In addition to system-wide pulses, the system records one pulse for every call when the call is connected. After the first pulse, only system-wide pulses are used in determining the charge for a call. As a result, the time between the first pulse and the second (system-wide) pulse may vary. For example, for a call being charged using four-minute pulse increments, the time between the first pulse and the second (system-wide) pulse may vary between one second and four minutes.

     Local call charges for normal weekday calls, are determined by multiplying the number of pulses by the charge per pulse. For calls being made any day between midnight and 6:00 a.m., on Saturdays between 2:00 p.m. and midnight and all day Sunday and holidays, a caller is charged for only one pulse regardless of the duration of a call. Prior to April 1997, calls during off-peak hours were billed on the basis of duration. Each customer receives a total of 90 free pulses per month. Measured service charges are the same for all customers.

     Since May 1997, the average monthly subscription charge (including taxes at rates that vary from state to state) has been R$13.82 for residential customers, R$20.73 for commercial customers and R$27.64 for users of PBX systems and the price of one pulse (including taxes) has been R$0.08. The following table sets forth selected information on the Company's subscription charges and measured service charges for local telephone service for the periods indicated.

                                                                               Year ended December 31,
                                                                        -------------------------------------
                                                                        1996            1997             1998
                                                                        ----            ----             ----
                                                                                (nominal reais) (1)
Average rates for local telephone service(2):
     Monthly subscription:
         Residential.........................................            3.00            7.78           10.00
         Commercial..........................................           10.46           13.50           15.00
     Measured service (per local pulse)......................           0.038           0.054           0.058

------------------
(1) In constant reais of December 31, 1997 purchasing power for any period prior to January 1, 1998. (2) Average of monthly average rates, net of taxes.

     The Company charges an installation fee of R$50 for the installation of a line and a fee of R$46 when a customer changes addresses. Prior to May 1997, under a system called "auto-financing," each customer requesting the activation of a line was required to invest in shares of Telebras or its subsidiaries. The amount to be invested varied from time to time but was substantial. In 1996, for example, the required investment for a new line was R$1,117.63. Auto-financing was phased out in 1997, and the installation charge, which was initially R$300, was reduced to R$80 in October 1997 and R$50 in March 1998.

     Intraregional Long-Distance Rates

     Rates for intraregional long-distance calls are computed on the basis of the time of day, day of the week, duration and distance of the call and vary depending on whether special services, such as operator assistance, are used. Some intraregional calls made within the same area code may also be measured by pulses. The following table sets forth selected information on the Company's domestic long-distance rates during the periods indicated.

                                                                              Year ended December 31,
                                                                         ---------------------------------
                                                                         1996          1997           1998
                                                                         ----          ----           ----
                                                                               (nominal reais) (1)
Domestic long-distance rates(2)(3):
     0 to 50 km...................................................        0.42           0.36          0.32
     50 to 100 km.................................................        0.72           0.65          0.54
     100 to 300 km................................................        1.07           0.96          0.81
     Over 300 km....................................................      1.40           1.26          1.08

------------------
(1) In constant reais of December 31, 1997 purchasing power for periods prior to January 1, 1998.
(2)  Average of monthly average rates, net of taxes.
(3) Rates for a domestic long-distance call, three minutes in duration between the hours of 9 a.m. and noon and 2 p.m. and 6 p.m. (peak hours) on weekdays, net of value-added taxes.

     Network Usage Charges

     The Company's revenues from network usage charges consist primarily of two basic categories: payments from other telecommunications service providers on a per-minute basis to complete calls using the Company's network and payments from other telecommunications service providers on a contractual basis to use part of the Company's network. Other telecommunications service providers pay the Company a network usage charge computed on a per-minute basis to complete a call on the Company's network. The network usage charge varies depending on whether the telecommunications service provider uses the Company's local or long-distance network. Similarly, the Company pays other fixed-line service providers a network usage charge to complete calls on their networks, and the Company pays cellular service providers a network usage charge to complete calls on their networks. The terms and conditions of interconnection are freely negotiated between parties, subject to a price cap established by Anatel. If the Company offers to any party an interconnection tariff below the price cap, it must offer that tariff to any other requesting party on a nondiscriminatory basis.

     Cellular telecommunications service in Brazil, unlike in North America, is offered on a "calling party pays" basis under which the subscriber pays only for calls that he or she originates (in addition, a subscriber pays roaming charges on calls made or received outside his or her home registration area). Under the policy of a calling party pays, a cellular service subscriber generally pays cellular usage charges only for calls made by the cellular service subscriber and not for calls received. Calls received by a cellular service subscriber are paid for by the party that places the call in accordance with a rate based on cellular per minute charges. For example, a fixed-line service customer pays a rate based on cellular per minute charges for calls made to a cellular service subscriber. The cellular base rate per minute charges are generally VC1, for calls within the locality, VC2, for calls outside the cellular subscriber's registration area, and VC3, for calls outside the concession area in which the registration area is located. The Company charges its fixed-line service customers per minute charges based on either VC1, VC2, or VC3 rates when a fixed-line service customer calls a cellular subscriber. In turn, the Company pays the cellular service provider the mobile network usage charge.

     The following table sets forth the average per-minute rates charged by the Company for network services during the indicated years.

                                                                                   Year ended December 31,
                                                                               -------------------------------
                                                                               1996         1997          1998
                                                                               ----         ----          ----
                                                                                    (nominal reais) (1)
Network usage rate (local).............................................        0.04         0.04          0.04
Network usage rate (long-distance )....................................        0.06         0.07          0.06
Per minute charges for calls made to cellular telephones:
     VC1...............................................................        0.31         0.29          0.27
     VC2...............................................................        0.65         0.60          0.58
     VC3...............................................................        0.74         0.69          0.66

------------------
(1) In constant reais of December 31, 1997 purchasing power for periods prior to January 1, 1998. The amounts are also net of taxes and averaged across the Subsidiaries.

     The Company's revenue from network services also includes payments from other telecommunications service providers arranged on a contractual basis to use part of the Company's network. Other telecommunications service providers, such as providers of trunking and paging services, may use the Company's network to connect a central switching station to the Company's network. Some cellular service providers use the Company's network to connect cellular central switching stations to the cellular radio base stations. The Company also leases transmission lines, certain infrastructure and other equipment to other providers of telecommunications services.

     Data Transmission Rates

     The majority of revenue from data transmission services is generated by monthly line rental charges for private leased circuits. The balance consists mainly of nominal charges for access to the data transmission network and measured service charges based on the amount of data transmitted. Effective in May 1997, line rental charges for private leased circuits were reduced by 42%. Rates charged for data transmission services are determined solely by the Company and are not subject to a price cap. However, data transmission services must be offered on a on a nondiscriminatory basis. The following table sets forth selected information about the Company's average monthly line rental charges for private leased circuits service during the indicated years.

                                                                                  Year ended December 31,
                                                                        ------------------------------------------
                                                                          1996              1997            1998
                                                                          ----              ----            ----
                                                                                     (nominal reais)
                                                                                           (1)
Average rates for monthly line rental per leased circuit (2):
     Local circuit:
     4.8 Kbps...................................................          293.27              200.06        167.00
     9.6 Kbps...................................................          448.93              223.81        167.00
     64 Kbps....................................................        1,152.43              474.43        343.00
     2 Mbps.....................................................        8,312.51            5,284.49      4,350.00
     Long-distance circuit (3):
     4.8 Kbps...................................................        1,790.20              962.53        718.00
     9.6 Kbps...................................................        2,608.02            1,112.04        718.00
     64 Kbps....................................................        5,940.72            2,335.00      1,942.00
     2 Mbps.....................................................       45,844.00           29,088.00     20,936.00


------------------
(1) In constant reais of December 31, 1997 purchasing power for periods prior to January 1, 1998.
(2) Average of monthly average rates, net of taxes.
(3) Assuming a transmission distance between 300 and 500 kilometers and a three-year contract.

     Value-added Taxes on Telecommunications Services

     The cost of telecommunications services to the customer includes a variety of taxes. The average rate of all such taxes, as a percentage of the Company's gross operating revenues, was 24% in 1998. The principal tax is a state value-added tax, the Imposto sobre Circulacao de Mercadorias e Servicos ("ICMS"), which the Brazilian states impose at varying rates on revenues from the provision of telecommunications services. The rates for domestic telecommunications services vary among the states in the Region, ranging from 17% for Telepara, Telepisa and Teleamapa, 35% for Telerj and 25% for the remaining states of the Region.

     Other taxes on gross operating revenues include two federal taxes, the Programa de Integracao Social ("PIS") and the Contribuicao para Financiamento da Seguridade Social ("COFINS") imposed on gross operating revenues at a combined rate of 2.65%. These taxes were increased to a combined rate of 3.65% of gross operating revenues in February 1999. The increase of 1% may be offset against the social contribution tax imposed on profits during the same fiscal year.

     In June 1998, the governments of the individual Brazilian states approved an agreement to interpret existing Brazilian tax law to apply the ICMS to certain services, including activation and monthly subscription fees, to which it had not previously been applied. There is a risk that the state governments could seek to apply the ICMS retroactively to activation and subscription fees charged during the five years preceding June 30, 1998. See "Legal Proceedings."

Billing and Collection

     The Company sends each customer a monthly bill covering all the services provided during the prior period. Customers are grouped in billing cycles based on the date bills are issued. The telephone bill separately itemizes long-distance calls, calls made on a cellular network, 800 and 900 services and other services such as call waiting, voice mail and call forwarding. Customer payments are effected under agreements with various banks, either by debiting the customer's checking account or by direct payment to a bank.

     The Company charges interest at a rate of 1% per month plus a one-time late charge of 2% of the amount outstanding. At December 31, 1998, 12% of all account receivables were outstanding for more than 30 days and 4.5% were outstanding for more than 90 days. Under prior regulations, the Company was not permitted to disconnect a customer's service until a receivable was outstanding for over 90 days. The Concessions now authorize the Company to restrict a customer from making outgoing calls after 30 days, restrict a customer from making outgoing or receiving incoming calls after 60 days and disconnect a customer completely after 90 days. The Company's future disconnection policy will depend on factors such as the level of unmet demand, the level of competition and regulations governing the Company's disconnection policy. For a discussion of provisions for past due accounts, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations for the years ended December 31, 1996, 1997 and 1998--Operating expenses--Selling expense."

     The Company is remunerated for the use of its network by Embratel for each call carried by Embratel to or from another fixed-line carrier that originates or terminates on the Company's network. In the future, the Company will also receive remuneration from Bonari, the newly authorized long-distance provider, for each such call carried by Bonari that originates or terminates on the Company's network. Such remuneration is regulated by Anatel. See "Rates--Network Usage Charges." The Company also receives from Embratel a supplemental per-minute fee that will be gradually phased out by June 30, 2001. See "--Services--Remuneration for the Use of its Network."

     When a call is originated on the Company's network, the Company bills its customer, retains any access fee for use of the Company's network (including, in the case of Embratel, the supplemental per-minute fee) and transfers the balance to the long-distance carrier. The long-distance carrier is then responsible to transfer the appropriate amount to the other fixed-line carrier where such call is terminated. The Company is negotiating with Embratel to create a procedure that would reduce the impact on the Company of uncollected receivables by deducting in a subsequent billing cycle any uncollected amounts from the prior month.

     The Company also receives revenues from internetwork services, primarily from cellular service providers that interconnect with the Company's network. The Company bills its customers for calls made from the Company's fixed-line network to cellular customers. Conversely, calls made from cellular service customers to fixed-line customers are billed by the cellular service provider. After the billing cycle is over, the Company and the cellular service provider reconcile the amounts owed to each other (the fixed and mobile network usage rates and any fees owed on a contractual basis) and pay the net amount outstanding to the appropriate party. The Company also provided billing services during 1998 to cellular service providers that were spun-off from the Subsidiaries and are now under separate control.

     The Company also bills its customers for certain special services on behalf of other telecommunications service providers. The most representative of such special services is the 900 service provided by specific 900 service providers that have agreements with Embratel. The Company bills its customers for use of the 900 service and, after the Company collects the payments from its customer, retains a network usage fee and a fee for the billing service and transfers the balance to Embratel. Embratel then transfers the portion owed to the 900 service provider. The Company also bills cellular service providers and other network service providers that lease network facilities from the Company for use within their stand-alone networks.

Network and Facilities

     General

     The Company's network includes installed lines and exchanges, a network of access lines connecting customers to exchanges, trunk lines connecting exchanges and long-distance transmission equipment. At December 31, 1998, the Company's regional telephone network included approximately 8.8 million installed lines, of which 7.8 million were lines in service. Of the access lines in service at that time, approximately 71% were residential lines, 26% were commercial lines and 3% were public telephone lines. Intraregional long-distance transmission is provided by a microwave network and by fiber optic cable. The Company's management believes that the unmet demand for fixed-line telecommunications services in the Region is substantial. At December 31, 1998, 37% of the households and 68% of the businesses in the Region had local telephone service.

     The following table sets forth selected information about the Company's network at the dates and for the years indicated.

                                                                            At and for year ended December 31,
                                                                         -----------------------------------------
                                                                          1994     1995     1996     1997     1998
                                                                          ----     ----     ----     ----     ----
Installed access lines (millions)...................................       5.2      5.6      6.4      7.5      8.8
Access lines in service (millions)..................................       4.7      5.1      5.7      6.6      7.8
Average access lines in service for year ended (millions)...........       4.6      4.8      5.2      5.9      7.2
Lines in service per 100 inhabitants................................       5.5      5.9      6.6      7.6      9.0
Percentage of installed access lines connected to digital exchanges.      29.8     45.0     56.0     63.0     72.7
Employees per 1,000 access lines installed..........................       8.4      6.5      5.6      4.6      2.8
Public telephones in service (thousands)............................     149.8    161.9    186.4    228.6    265.8
Local call pulses for year ended (billions).........................      24.0     26.1     25.8     25.8     26.9
Domestic long-distance call minutes for year ended (billions).......       6.0      7.3      7.8      8.4      9.9
International call minutes for year ended (millions)................      63.9    103.5    121.9    146.2    167.2


     In most of the states in the Region, the Company's long-distance network includes the fixed-line transmission facilities that the Subsidiaries used to support intrastate transmission. Telepara, Teleamapa, Telamazon and Telaima, however, relied, and will continue to rely, primarily on satellite transmission provided by a long-distance carrier.

     The Company is focusing on expanding its network in order to provide interstate long-distance service between the states in the Region. The Company is investing in a backbone that will connect the major capitals and large cities located in the Company's Region. The Company estimates that it will invest a total of approximately R$200 million (including investments in transmission and switching stations) to expand its network to provide interstate service. The Company estimates that in the fourth quarter of 1999, it will have expanded it's network to service interstate calls between all states in the Company's region except for the Amazon region. The Company and Embratel are also negotiating the terms for usage of each other's network in order for the Company to provide interstate service and for Embratel to provide intrastate service.

     The Company began to install digital exchanges in 1987. Compared to the older analog technology, digital systems improve the quality and efficiency of the network, accommodate higher traffic levels, require less maintenance and permit the Company to offer a broad range of value added services, such as voice, text and data applications. Beginning in 1997, all new lines installed by the Company have been connected to digital exchanges. At December 31, 1998, 73% of all installed lines were connected to digital exchanges.

     The Company began to install fiber-optic cable in 1985. Fiber optic provides greater transmission capacity. By significantly reducing the fading of signals and requiring less frequent amplification, fiber-optic cable reduces the cost of providing service and increases traffic and network reliability. By year-end 1998, a total of 412,000 kilometers had been installed for use in the Company's network.

     Network Expansion

     The Company is required under the Telecommunications Regulations to meet certain targets relating to network expansion and modernization. See "--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies--Network Expansion--General Plan on Universal Service." The targets the Company expects to be most difficult to meet are those relating to availability of switched service to low population centers and maximum distances between public telephones. Company is obligated by year-end 2001 to provide switched service to all locations with populations above 1,000 that do not have switched service. The Company is obligated by year-end 2001 to decrease the maximum distance between public telephones to 800 meters. The Company does not have accurate measurements of the distances between public telephones in the Region but anticipates that to meet the target the Company will have to expend considerable resources increasing public telephone density in the Region. The Company is also obligated to reduce the maximum waiting time for activation of a line to four weeks by year-end 2001. The customer waiting period for the activation of a new line varies significantly depending on the capacity of the switching center that serves the locality. In order to meet the targets, the Company plans to expand its network to increase service to smaller localities.

     Upon privatization, the Company also agreed with Anatel that it would meet certain deadlines for installing lines for those customers that had requested the installation of a line under the prior auto-financing system but had not yet received a line. Under the prior auto-financing system, each customer requesting the installation of a line was required to invest in shares of Telebras or its subsidiaries. Since the Company did not meet these deadlines by the end of 1998, Anatel required the Company to provide, free of charge, certain services to these customers that included free installation, waiver of the monthly subscription fee and pre-paid telephone cards. The total value of the free services provided by the Company as required by Anatel totaled approximately R$13 million and benefited approximately 120,000 customers. In April 1999, the Company completed the installation of all lines ordered under the auto-financing system. The Company does not expect to be subject to further penalties related to this matter.

Competition

     Until April 1999, the Company was the only supplier of local fixed-line and intrastate telecommunications services in the Region. However, the Telecommunications Regulations provided for the introduction of competition in telecommunications services in Brazil and required Anatel to permit one competitor to provide local and intraregional long-distance fixed-line services in the Region and one additional competitor (in addition to Embratel) to provide intraregional long-distance services in the Region. The new licensees that compete with the Company are not subject to the same service quality and network expansion and modernization obligations that the Company is subject to under its Concessions. Beginning in 2002, the Company may face an unlimited number of competitors in local and intraregional long-distance, and it may itself seek a license to provide interregional and international long-distance service provided that it has met certain obligations contained in the Concessions. See "--Regulation of the Brazilian Telecommunications Industry--Concessions and Licenses."

     In February 1999, Canbra won the bid for the operating license to provide local and intraregional long-distance fixed-line services in the Region. Canbra paid R$60 million for the operating license, the minimum price set by the Brazilian government. Canbra also agreed with Anatel to carry out a network expansion plan that requires Canbra to have an installed capacity of 1.6 million lines by December 1999. Canbra, through the WLL consortium and SLI Wireless, will initially serve cities and municipalities in the Region that include all 16 state capitals and an additional 13 other municipalities by 1999 and 35 other municipalities by 2000, with a total of 2.2 million lines.

     Canbra is a consortium led by Bell Canada International ("Bell Canada") and WLL International Inc ("WLL"), both with 34.4% interest in the consortium, Qualcomm Inc., with 16.2% and Grupo Vicunha/Liberman with 15%. The consortium that comprises Canbra also received authorization under the name Megatel do Brasil S.A. ("Megatel") to provide local fixed-line services in competition with Telesp Participacoes S.A. ("Telesp"). Telesp is the regional fixed-line service provider operating in the State of Sao Paulo. Bell Canada is a subsidiary of BCE Inc., the largest telecommunications company in Canada and a leading provider of telecommunications services in markets outside of Canada. WLL was formed in June 1998 to provide fixed-line telecommunications and data transmission services in Latin America. The primary sponsors of WLL include Telecom Partners, Centennial Funds and Crescendo Ventures. Qualcomm is a supplier of CDMA wireless local loop networks worldwide and develops digital wireless communications products and services based on its CDMA digital technology. Grupo Vicunha is an important Brazilian investment group that has played a major role in many recent high-profile privatizations in Brazil. Grupo Vicunha is also the controlling shareholder of Companhia Siderurgica Nacional, the former state owned steel company, which in turn holds a significant interest in CVRD, the major Brazilian mining Company. The Liberman Group invests in fixed wireless telecommunications in Latin America through SLI Wireless, a part of the Liberman Group.

     In July 1999, Embratel, the former long-distance service provider of the Telebras System, will be authorized to provide intrastate long-distance services in competition with the Company. Embratel is controlled by MCI Worldcom, a global telecommunications company with revenue of more than $30 billion and established operations in over 65 countries. The Company's management does not expect its intrastate long-distance service to decrease significantly as a result of the entrance of Embratel into the intrastate long-distance market. Embratel has a limited intrastate network and will pay network usage rates to the Company for all intrastate long-distance calls carried by Embratel that use the Company's local network either to complete or initiate the call.

     In January 1999, Bonari was awarded licenses to provide long-distance services throughout Brazil in competition with Embratel. In July 1999, Bonari, along with Embratel, will be authorized to provide intrastate long-distance service in the Region in competition with the Company. The partners that comprise Bonari include: (i) National Grid, the owner and operator of the electricity transmission network in the United Kingdom with a quoted market value of over US$10 billion, (ii) France Telecom, one of the world's leading telecommunications carriers with 1998 consolidated operating revenues of 24.6 billion euros, and (iii) Sprint, a global U.S. based communications company with US$17 billion in annual revenues.

     The Company is also subject to competition from cellular service providers. There are ten cellular service providers in the Region, including Tele Sudeste Celular S.A., Telemig Celular S.A. and Tele Leste Celular S.A. and various Band B operators that include Algar Telecom Leste - ATL and Maxitel (operated by Vicunha Telecomunicacoes Ltda.). The competition from cellular service providers is limited by the fact that tariffs for cellular calls are much higher than tariffs for calls on the Company's fixed-line network. The Company also earns more on calls made by the Company's customers to cellular service users than on calls made by the Company's customers to other fixed-line customers, even taking into account the network usage charges the Company must pay the cellular service provider.

     The Company does not provide interstate long-distance fixed-line telecommunications services between the states in the Region. In July 1999, however, the Company will be authorized to provide interstate long-distance services between the states in the Region in competition with Embratel, Bonari and Canbra.

     In December 1998, Anatel approved a resolution outlining a numbering plan for fixed-line service providers in Brazil. The Numbering Plan will promote competition between providers of fixed-line long-distance services by requiring the caller to choose a service provider for each long-distance call by prefacing the call with numbers that identify the carrier. Following the implementation of the Numbering Plan, the Company's management anticipates that the Company will immediately begin to compete with Embratel in intrastate and interstate long-distance service and, by the fourth quarter of 1999, the Company also expects to compete with Canbra in local and intrastate and interstate long-distance service and with Bonari in intrastate and interstate long-distance service.

     The Company does not anticipate a major, across-the-board tariff reduction (in nominal terms) in the first year of competition. The Company does expect that with the entrance of competition, competitors will develop significant marketing campaigns combined with aggressive policies of targeting loyal, high volume customers with price promotions, volume discounts and other price incentives. Although the Company is still in the process of formulating its marketing plan, it estimates that in response to competition, the Company will substantially increase its marketing expenses during 1999, estimating a preliminary budget of approximately R$100 million, primarily to market the Company's brand name, Telemar, and its two digit access code (31).

     There can be no assurance that the entry of new competitors will not have a material adverse effect on the Company's business, financial condition, results of operations or prospects. The Company's management expects that the combined effect of the entrance of competitors in the market for intrastate long-distance service in the Region and the entrance of the Company into the interstate market will initially adversely affect the Company's market share and income from operations. The Company's management, however, expects that eventually the anticipated combined growth in both the interstate and intrastate markets, and the increased use by cellular providers of the Company's network, will generate higher interconnection revenues - especially from increased use of the Company's local network by other providers to connect calls that are originated or terminated by the Company's local service customers. The Company's management expects that telephony revenue per line will continue to decline, in real terms, as it expands its network to lower income customers. Canbra is a potentially powerful competitor with significant expertise in the areas of building and successfully managing telecommunications operations, advanced technology and international finance. Embratel, the former long-distance carrier of the Telebras System, has an extensive transmission network, extensive experience and financial resources. Bonari is owned by National Grid, Sprint and France Telecom, companies with extensive experience in network development, installation of optical fiber cable, and at the forefront of integrating long-distance, local and wireless communications. Any adverse effects on the Company's results and market share from competitive pressures will depend on a variety of factors that cannot now be assessed with precision and that are beyond the Company's control. Among such factors are the technical and financial resources available to the Company's competitors, the business strategies and capabilities of the competitors, prevailing market conditions, the regulations applicable to new entrants and the Company and the effectiveness of the Company's efforts to prepare for increased competition.

Employees

     At December 31, 1998, the Company had 24,157 employees. All the Company's employees are employed on a full-time basis, divided into the following functions: plant operation and maintenance 44%, plant expansion and modernization 10%, sales and marketing 23%, administrative support 12%, corporate management 8% and budget and finance 3%.

     Approximately 72.3% of all employees are members of state labor unions associated either with the Federacao Nacional dos Trabalhadores em Telecomunicacoes ("Fenattel") or with the Federacao Interestadual dos Trabalhadores em Telecomunicacoes ("Fittel"). Some employees in particular job categories are affiliated with other unions specific to such categories. Each operating subsidiary of the Company negotiates a new collective labor agreement every year with the local union. These negotiations are carried out with the supervision and guidance of the Company, on one side, and Fenattel or Fittel, on the other. The collective agreements currently in force expire on November 30, 1999, except for the Subsidiaries covering the States of Rio de Janeiro, Espirito Santo, Rio Grande do Norte, Maranhao e Amazonas, that represent approximately 10,360 employees. In respect of these Subsidiaries, the collective agreements of 1998 have not yet been renewed for 1999 and are still being negotiated with the local unions. In Espirito Santo, representing 981 employees, the process has already entered the labor court. Based upon previous judicial decisions, the Company's management does not expect a significant increase in employee benefits already provided by the Company, even in the event of an adverse judgment. More recently, however, the recent reduction of approximately 25% of the Company's employees at the end of 1998, has generated an increasing number of labor disputes. See "--Legal Proceedings." The Company is creating a new policy whereby employees will be compensated in accordance with their ability to meet certain targets set by the Company's management. In addition, the Company will offer additional employee training to prepare the employees to reach the targets. Neither the Company nor the Predecessor Company has ever experienced a work stoppage that had a material effect on its operations.

     Employees of the Company at the time of the privatization had the right to maintain their rights and benefits in Fundacao Telebras de Seguridade Social - Sistel ("Sistel"), a multi-employer defined benefit plan that supplements government-provided retirement benefits. The Company makes monthly contributions to Sistel currently equal to 13.5% of the salary of each employee who is a Sistel member. Each employee member also makes a monthly contribution to Sistel based on age and salary. Members of Sistel qualify for full pension benefits after reaching age 57 provided they have been members of Sistel for at least ten uninterrupted years and have been affiliated with the social security system for at least 35 years. Sistel operates independently from the Company, and its assets and liabilities are fully segregated from those of the Company. See Note 22 to the Consolidated Financial Statements. Sistel covers the employees of the companies of the former Telebras System, and the Company is contingently liable for all of the unfunded obligations of the plan. Employees hired since the privatization have been permitted to join Sistel.

     The Company and the other sponsors of Sistel (primarily the former Telebras companies) are considering a break-up of Sistel that would generate a separate plan for each of the sponsors for their own employees. The sponsors would expect, however, to jointly maintain a plan offering the current benefits under Sistel for those employees who have already retired and the funding for such plan would be provided by all the sponsors in accordance with the method of allocation used in the break-up of Sistel. The plans for the new funds would be modified to the needs of the new sponsors. Because the sponsors are only in the preliminary stages of discussing the proposed break-up of Sistel, the amounts of the independent reserve liabilities with respect to each sponsors' participation are not yet measurable and, therefore, the final configuration of each sponsor's plan and the consequences for the Company or its employees cannot be assessed.

Research and Development

     The Company conducts independent research and development in areas of telecommunications services but does not independently develop new telecommunications hardware. The Company primarily depends on manufacturers of telecommunications products for the development of new hardware.

     In connection with the Breakup, the Subsidiaries were required to enter into three-year contracts which obligate them to contribute in aggregate a maximum of R$128.6 million during the three years ending May 2001 to the Fundacao Centro de Pesquisa e Desenvolvimento das Telecomunicacoes (the "Center"), a research and development center formerly operated by Telebras. During the effectiveness of its agreement with the Center, the Company has access to telecommunications software developed by the Center and other technological services provided by the Center such as equipment testing and consulting and training services. The Center may also provide services to third parties on a fee-for-service basis. The Company may request additional technological support from the Center than contemplated in the agreement by contributing additional funds to the Center. The Center is developing, on the Company's behalf, projects involving an integrated billing and customer care system and network management systems. Systems developed by the Center for the Company's use are not subject to royalties or licensing fees. Other projects developed by the foundation, such as equipment management systems, public telephone control and the external network management system have been already implemented in many of the Subsidiaries. The Company's research and development expenses during 1996, 1997 and 1998, including its contribution to the Center, were R$35.6 million, R$31.1 million and R$42.1 respectively.

Capital Expenditures

     Before the Privatization, the Company's capital expenditures were planned and allocated on a system-wide basis and subject to approval by the Federal Government. These constraints on capital expenditures prevented the Company from making certain investments that otherwise might have been made to improve telecommunications services in the Region. Since the Privatization, these restrictions have not applied. The Company is now permitted to determine its own capital expenditure budget, subject to compliance with certain obligations to expand service under the Concessions. See "--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies."

     The Company's 1999 annual capital expenditure budget totals approximately R$2,400 million, which is expected to be funded with debt (up to 50%, a major portion raised in the domestic market and the balance pending international market conditions more favorable for Brazilian borrowers) and internally generated funds from operations (at least 50%). The Company's management expects to allocate approximately 65% of the Company's planned 1999 capital expenditures to meet the Company's obligations in respect of the General Plan on Universal Service and the General Plan on Quality. The Company also estimates that it will spend approximately R$200 million to develop its long distance backbone (including approximately R$130 million for transmission facilities and R$60 to R$70 million for switching centers) and approximately R$140 million to adjust its switching centers to comply with the Numbering Plan. The Company's management expects to allocate the remaining 20% to expand data services, generate new businesses and increase investments in information technology, including addressing any remaining year 2000 issues.

     The following table sets forth the Company's capital expenditures for each year in the three-year period ended December 31, 1998.

                                                                                 Year ended December 31,
                                                                            ----------------------------------
                                                                            1996          1997           1998
                                                                            ----          ----           ----
                                                                                 (millions of reais) (1)
Operational investments(2)...........................................       272.2         294.1          266.4
Telephone equipment:
   Exchanges                                                                620.8         634.8          513.9
   Transmission......................................................       311.0         411.4          404.3
   Infrastructure....................................................       152.0         125.8          134.1
   External network..................................................       480.1         558.4          649.9
   Other.............................................................       302.9         529.2          374.8
Data transmission equipment..........................................        89.1          64.3           64.3
                                                                         --------      --------       --------
Total capital expenditures...........................................     2,228.1       2,618.0        2,407.7
                                                                          =======       =======        =======

------------------
(1) In constant reais of December 31, 1997 purchasing power for periods prior to January 1, 1998.
(2) Operational investments include investments to replace plant equipment and other fixed assets generally, without altering the capacity of the asset replaced, and certain investments in operational and technical support such as telecommunications management network systems.

Regulation of the Brazilian Telecommunications Industry

     General

     The Company's business, including the services it provides and the rates it charges, is subject to comprehensive regulation under the General
Telecommunications Law and various administrative enactments thereunder. Each of the Subsidiaries operates under a Concession that authorizes it to provide specified services and sets forth certain obligations (the "List of Obligations").

     Anatel is the regulatory agency for telecommunications under the General Telecommunications Law and the October 1997 Regulamento da Agencia Nacional de Telecomunicacoes (the "Anatel Decree"). Anatel is administratively independent and financially autonomous. Anatel is required to report on its activities to the Ministry of Communications and to the Brazilian Congress. Any proposed regulation of Anatel is subject to a period of public comment, including public hearings, and Anatel's decisions may be challenged in the Brazilian courts.

     Concessions and Licenses

     Concessions and licenses to provide telecommunications services are granted under the public regime or the private regime. Companies that provide services under the public regime ("public regime companies") are subject to certain obligations as to quality of service, continuity of service, universality of service, network expansion and modernization. Companies that provide services under the private regime ("private regime companies") are generally not subject to the requirements as to continuity of service, universality of service or modernization, but they are subject to certain network expansion and quality of service obligations set forth in their licenses. The companies that operate in the public regime include the four primary public regime companies (Embratel, the Company and the two other regional fixed-line service providers) and certain other local operators. The four primary public regime companies are the primary providers of fixed-line telecommunications services in Brazil that include local service and intraregional, interregional and international long-distance service. All other telecommunications service providers, including the other companies authorized to provide fixed-line services in the Company's Region, operate in the private regime.

     Public regime companies, such as the Company, also often offer certain services in the private regime of which the most significant are data transmission services.

     Fixed-line Services--Public Regime. Each public regime company operates under concessions that expire in 2005 but, subject to meeting certain obligations, may be renewed for an additional 20-year period. The Concessions may also be revoked prior to expiration. See "--Obligations of Telecommunications Companies--Public Regime--Service Restrictions." Every second year during the 20-year renewal period, public regime companies will be required to pay biannual renewal fees equal to 2% of annual net revenues from the provision of telecommunications services (excluding taxes and social contributions) during the immediately preceding year.

     The Company, like the other regional fixed-line companies, is generally not permitted to offer interregional, international long-distance service or other specified telecommunications services until December 31, 2003. However, if all the Subsidiaries meet their network expansion and universal service targets of December 31, 2003 by December 31, 2001, the Company would receive authorization to offer any sort of telecommunications services beginning in 2002, whether or not in the Region, including interregional and international long-distance service. See "--Obligations of Telecommunications Companies--Public Regime--Service Restrictions."

     Fixed-line Services--Private Regime. The Telecommunications Regulations provide for the introduction of competition in telecommunications services in Brazil by requiring the Federal Government to authorize four private regime companies--one to provide local service and intraregional long-distance service in each of the three Fixed-line Regions and one to provide intraregional, interregional and international long-distance service throughout Brazil. Anatel has already granted to a private regime operator the licenses to operate in the Company's Region. Anatel has also granted to two other private regime companies the licenses to operate in one of the other Fixed-line Regions and the licenses to provide intraregional, interregional and international long-distance service in competition with Embratel. The auction for the licenses to operate in the remaining Fixed-line Region did not attract any bidders and will be rescheduled. Following the completion of the auctions, authorizations will have been granted in each Fixed-line Region for two regional fixed-line companies to provide local service (a public regime company and a private regime company), four fixed-line companies to provide intraregional long-distance service (a public regime company, two private regime companies and Embratel) and two companies to provide interregional long-distance and international long-distance (Embratel and Bonari). Beginning in 2002, Anatel may authorize additional private regime companies to provide intraregional, interregional and international telephone long-distance. See "--Competition."

     Obligations of Telecommunications Companies.

     The Company, like other telecommunications service providers, is subject to obligations concerning quality of service and network expansion and modernization. The four public regime companies are also subject to a set of special restrictions regarding the services they may offer contained in the Plano Geral de Outorgas ("General Plan of Concessions and Licenses"), and special obligations regarding service quality, network expansion and modernization contained in the Plano Geral de Metas de Universalizacao ("General Plan on Universal Service") and the Plano Geral de Metas de Qualidade ("General Plan on Quality").

     Public Regime--Service Restrictions. The General Plan of Concessions and Licenses prohibits the regional fixed-line service providers from offering cellular, interregional long-distance or international long-distance services and prohibits Embratel from offering local or cellular services until December 31, 2003. Such service restrictions may be suspended by December 31, 2001 for any company that meets the 2003 targets by December 31, 2001.

     Anatel will monitor the progress of Embratel and the regional fixed-line service providers towards meeting their Lists of Obligations. See tables in "--Network Expansion--General Plan on Universal Service" and "--Quality of Service--General Plan on Quality." Anatel may revoke the concessions of companies that fail to meet their 2003 targets. Each regional fixed-line provider will be authorized to provide all other telecommunication services (except for fixed-line services in the private regime within the Region and cable TV services) either (i) beginning in 2004; or (ii) beginning in 2002, provided that all of its operating subsidiaries have met their respective 2003 targets.

     Public regime companies are also subject to certain restrictions on alliances, joint ventures, mergers and acquisitions, including:

     - a public regime company is prohibited from holding more than 20 percent of the voting stock in any other public regime company for a five year period beginning July 1998 (following that period the prohibition is suspended provided that the acquisition is not deemed detrimental to the implementation of the General Plan of Concessions and Licenses);

     - mergers between regional fixed-line service providers and cellular service providers are prohibited (this prohibition also applies to private regime companies); and

     - companies offering telephony services are prohibited from offering cable television (unless a public auction to provide such services in the relevant region is held and no one appears).

     Network Expansion--General Plan on Universal Service. Under the General Plan on Universal Service, each regional fixed-line service provider is required to expand fixed-line service within its Fixed-line Region in accordance with the List of Obligations and Embratel is required to expand access to long-distance service by installing public telephones in remote regions. No subsidies or other supplemental financings are anticipated to finance the network expansion obligations of the public regime companies. Any Subsidiary that meets its December 31, 2001 target of four weeks maximum waiting time for installation of a line in advance of the deadline will no longer be subject to the network expansion requirements. If a public regime company fails to meet its obligations in a particular Fixed-line Region, Anatel may apply the penalties established in the Concessions. In the event of extreme failure on account of a public regime company that endangers the provision of basic telecommunications services to the region and upon proof that the public region company is incapable of providing the service, Anatel would be obligated to issue a license to another company to service the region.

     The following table sets forth the Company's network expansion and modernization obligations as provided in the List of Obligations at the times indicated and the Company's average performance with respect to each category of obligation at December 31, 1998.

                                              Company status
                                              at December 31,                       By December 31,
                                                                -------------------------------------------------------
                                                   1998         1999    2000     2001    2002    2003     2004    2005
                                                   ----         ----    ----     ----    ----    ----     ----    ----
Minimum number of installed lines
    (millions)...........................           8.8           10.3    11.8    13.5    --       --      --       --
Fixed-line service available to all
    communities larger than:.............           n.a.           --      --    1,000    --       600     --       300
Maximum waiting time for installation
    of a line (weeks)(1).................           n.a.           --      --        4      3        2       1      --
Minimum number of public telephones
    in service (thousands)...............         266              336     402     483    --       --      --       --
Minimum number of public telephones
    per 1,000 inhabitants................           3.1            --      --      --     --       7.5     --       8.0
Minimum public telephones as a
    percentage of fixed lines............           3.4            --      --      --     --       2.5     --       3.0
Minimum digitalization level of
    network (%)..........................          73               75     --       85    --        95     --       100


------------------
(1) Applies only to areas where fixed-line service is fully available.

         Quality of Service--General Plan on Quality. Under the General Plan on Quality, each regional fixed-line company and Embratel is required to meet certain service quality obligations established in its List of Obligations. The following table sets forth information regarding the Company's obligations at year-end 1999-2005 and the Company's performance with respect to each category of obligation at 1998.

                                                     Company status
                                                     at December 31,                      By December 31,
                                                                       ----------------------------------------------------
                                                          1998         1999    2000    2001    2002    2003    2004    2005
                                                     --------------    ----    ----    ----    ----    ----    ----    ----
 Dial tone within 3 seconds (% of cases).........          99           98      --      99      --     99.5      --   99.5
 Call completion rate during peak periods (% of
   calls attempted) (1)..........................     53.7(2)           60      --      65      --       70      --     70
 Maximum number of uncompleted calls due to
   network congestion (% of calls attempted) (1)...       6.5            6      --       5      --        4      --      4
 Maximum monthly repair requests (% of lines
   in service).....................................       4.8          3.0      --     2.5      --      2.0      --    1.5
 Maximum monthly public telephone repair
   requests (% of public telephones in service)....      21.5           15      --      12      --       10      --      8
 Residential repair response speed (% within
   24 hours)(3)....................................      79.5           95      --      96      --       97      --     98
 Nonresidential repair response speed (% within
   8 hours)(4).....................................      n.a.           95      --      96      --       97      --     98
 Public telephone repair response speed (%
   within 8 hours)...............................          88           95      --      96      --       97      --     98
 Operator availability during peak periods
   (% response within 10 seconds)..................      85.5           92      --      93      --       94      --     95
 Billing complaints (per thousand bills issued)(5).      18.7            4      --       3      --        2      --      2
 Credit issued within one billing cycle for
   claimed inaccuracies (% of cases)...............      n.a.           95      --      96      --       97      --     98


------------------
(1) For local and domestic long-distance calls.
(2) The Company's status for local calls only. The Company's status as of December 31, 1998 for long-distance calls was 44.3%.
(3) Must always be within 48 hours.
(4) Must always be within 24 hours.
(5) A bill is considered inaccurate for this purpose if a customer claims it is inaccurate.

     Fines and Penalties. Failure to meet the network expansion and modernization obligations in the List of Obligations may result in fines and penalties of up to R$50 million as well as potential revocation of the Concessions. Failure to meet the quality of services obligations in the List of Obligations may result in fines and penalties of up to R$40 million. While there can be no assurances, the Company's management believes that it will be able to meet these requirements, however, the Company's ability to meet the quality of service obligations in the List of Obligations will depend upon certain factors outside its control. See "--Network and Facilities--Network Expansion" and "Quality of Service."

     Interconnection. All public regime companies are required to provide interconnection upon request to any provider of public telecommunications services. The terms and conditions of interconnection are freely negotiated between parties, subject to a price cap established by Anatel. If a company offers any party an interconnection tariff below the price cap, it must offer that tariff to any other requesting party on a nondiscriminatory basis.

     Anatel does not currently require network operators to unbundle network elements and services, although Anatel has stated that it plans to review the issue on a regular basis and may require unbundling in the future. In an unbundled regime, each network operator is required to provide a detailed list of network services and elements which may be purchased separately by a party requesting interconnection.

     Rate Regulation

     Concessions with the regional fixed-line companies and Embratel, including the Concessions with the Company, provide for a price-cap mechanism to set and adjust rates on an annual basis. The price-cap mechanism consists of a maximum amount, or price cap, stipulated by Anatel, that may be charged for a particular service and on a weighted average rate for a basket of basic services. The services include all of the services in the basic service plan, such as installation charges, monthly subscription fees, switched local service, interregional long-distance, interregional long-distance and international long-distance service, as well as public telephone service and interconnection charges, including network usage fees. The main baskets for the regional fixed-line companies are for local services, including installation charges, the monthly subscription fee, and measured usage charges, and charges for long-distance services that are determined based on five rates that vary with the time of day and the distance called.

     The initial price-cap established by Anatel in the Concessions is based on the previously existing tariffs. The initial price-cap will be adjusted on an annual basis under a formula contained in the Concessions. The formula allows two adjustments to the price-cap. First, the price-cap is revised upward to reflect increases in inflation by multiplying the price-cap by (1+1(y)), where y represents the rate of inflation as measured by the Indice Geral de Precos - Disponibilidade Interna ("IGP-DI"), an inflation index developed by the Fundacao Getulio Vargas, a private Brazilian economic research organization. Second, the inflation-adjusted price-cap is adjusted downward to ensure productivity gains by multiplying the inflation-adjusted price-cap by (1-K), where K represents a set productivity factor (the "K-factor").

     In order to provide an incentive to Embratel and the regional fixed-line companies to increase their efficiency and to reward consumers of telecommunications services, Anatel applies a K-factor representing annual productivity adjustments to the tariffs of Embratel and the regional fixed-line companies. In the period 1998 to December 31, 2005, the tariffs of Embratel and the regional fixed-line companies will be adjusted downward, in real terms, as follows:

                                                                      K-Factor Annual Productivity Adjustments
                                                               ------------------------------------------------------
                                                               1998   1999   2000   2001   2002    2003   2004   2005
                                                               ----   ----   ----   ----   ----    ----   ----   ----
Fixed-line companies--local.................................     0%     0%     0%     1%      1%     1%     1%     1%
Fixed-line companies--local interconnection.................     0%     0%     0%     5%     10%    15%    20%    20%
Embratel- interregional long-distance......................      2%     2%     2%     4%      4%     4%     5%     5%
Embratel- international long-distance......................      5%     5%    15%    15%     15%    15%    15%    15%
Fixed-line companies--intraregional long-distance and
   long-distance interconnection...........................      2%     2%     2%     4%      4%     4%     5%     5%


     The price cap covers a basket of basic services. While the weighted average tariff for the entire basket may not exceed the price-cap, the tariffs for individual services within the basket may be increased. The Company may increase the tariff for any individual service by up to 9% for local services and 5% for long distance services, subject to a downward adjustment for inflation effects already captured in the annual upward adjustments of the overall price-cap for the basket, so long as it adjusts other prices downward to ensure that the weighted average tariff increase does not exceed the inflation and productivity-adjusted price-cap.

     The Company may also offer alternative plans in addition to the basic service plan. For instance, a customer might wish to choose an alternative plan that allows unlimited calling for a set fee rather than pay the per-minute fee under the basic service plan. Alternative plans must be submitted to Anatel for approval, but are not currently subject to a price-cap.

     For information on the Company's current tariffs and service plans, see "--Rates."

Brazilian Political Environment

     The Brazilian political environment was marked by high levels of uncertainty after the country returned to civilian rule in 1985, ending 20 years of military government. The death of a President-elect in 1985 and the resignation of another President in the midst of impeachment proceedings in 1992, as well as rapid turnover in the Federal Government at and immediately below the cabinet level, adversely affected the implementation of consistent economic and monetary policies.

     Fernando Henrique Cardoso, who was Finance Minister at the time of implementation of Brazil's latest economic stabilization plan (the "Real Plan"), was elected President of Brazil in October 1994 and, in October 1998, was reelected for an additional four-year term, which began in January 1999. President Cardoso is the leader of a coalition of six political parties that represents a majority in the federal Congress. His party, the Brazilian Social Democratic Party, holds the second largest number of seats in the coalition.

     1999 to date has been marked by difficult relations between the Federal Government and certain state governments. In the 1998 elections for state governors, candidates from parties allied with the President's coalition prevailed in 21 of 27 states, including the State of Sao Paulo. Opposition candidates won in six states, including the States of Rio de Janeiro and Rio Grande do Sul. In January 1999, the new Governor of the State of Minas Gerais announced that his state would suspend payments on its debt to the Federal Government for 90 days. The Governor of the State of Rio Grande do Sul subsequently obtained a court order permitting his state to make its debt payments into an escrow account, pending resolution of a request of seven states to renegotiate refinancing agreements they had reached with the Federal Government in 1997. The Federal Government has responded by seeking to withhold constitutionally mandated transfers to the State of Minas Gerais. The Federal Government has notified certain international financial institutions that it will no longer guarantee obligations of the States of Minas Gerais and Rio Grande do Sul to those institutions, leading the World Bank to suspend loans to certain Brazilian states.

     In February 1999, certain state governors pressed for a renegotiation of their states' refinancing agreements with the Federal Government. The President offered instead to make loans to the states to cover the costs of layoffs and pension reform and promised to review a law exempting exports from state taxes. The Federal Government has initiated negotiations with the World Bank to secure funding for such loans. The Federal Government is also proposing to refinance certain debt of Brazil's municipalities for a period of 30 years at a rate equivalent to 9% above the rate of inflation, in return for which the municipalities are to be required to cut costs sharply and adopt strict fiscal guidelines.

     Conflicts between the Federal Government and state governments could complicate the passage of the government's fiscal reform package and longer-term fiscal measures, including a reform of the tax system, and Brazil's ability to meet the agreed targets under the country's agreements with the International Monetary Fund (the "IMF"). See "--Brazilian Economic Environment."

Brazilian Economic Environment

     The Company's business, prospects, financial condition and results of operations are dependent on general economic conditions in Brazil, and in particular on (i) economic growth and its impact on demand for telecommunications services, (ii) the cost and availability of financing and
(iii) exchange rates between Brazilian and foreign currencies.

     For many years before the introduction of the Real Plan in late 1993, the Brazilian economy was extremely volatile. The Federal Government implemented a succession of programs intended to stabilize the economy and provide a basis for sustainable, noninflationary growth. Changes in monetary, credit, tariff and other policies were frequent and occasionally drastic. In particular, actions to control inflation, interest rates or consumption included freezing bank accounts, imposing capital controls, introducing high tariffs and other strong measures. Changes in policy, social instability and other political and economic developments, and the Brazilian government's responses to such developments, not infrequently had a material adverse effect on the Company's business, operations, financial condition and results of operations.

     The Federal Government introduced the Real Plan in December 1993. The Real Plan is an economic stabilization program intended to reduce the rate of inflation by reducing certain public expenditures, collecting liabilities owed to the Federal Government, increasing tax revenues, continuing to privatize government-owned entities and introducing a new currency. The real was introduced as Brazil's currency on July 1, 1994, initially with an exchange rate of R$1.00 to US$1.00. The real appreciated through January 1995 and thereafter gradually declined in value against the dollar, reaching R$1.2085 to US$1.00 at December 31, 1998. Notwithstanding the success of the Real Plan in lowering inflation and stabilizing the Brazilian economy, the Real Plan has also led to economic slowdown, and a rise in unemployment in most regions and sectors of the economy.

     The Asian financial crisis in 1998 and the ripple effects of that crisis presented a serious challenge for Brazil. After reaching a historical high of US$74.7 billion at April 30, 1998, Brazil's international reserves declined to US$42.4 billion at October 31.

     In November 1998, in response to continuing pressure on the real and the rapid decline in the country's dollar reserves, Brazil negotiated a US$41.5 billion loan package arranged by the IMF. Acceptance of the IMF package committed Brazil to implement a combination of spending cuts and tax increases. Brazil received the first installment of approximately US$9.4 billion in two disbursements. Brazil's level of international reserves stabilized following the announcement of the support package, reaching US$44.6 billion at December 31, 1998. At year-end 1998, the Commercial Market Rate stood at R$1.2085 to US$1.00.

     After some initial progress in implementing a Fiscal Stabilization Program announced in late 1998, the Federal Government encountered difficulties in implementing the program in Congress. See "--Brazilian Political Environment." The Central Bank attempted a controlled devaluation of the real by widening the band within which the real was permitted to trade, but subsequent Central Bank intervention failed to keep the rate within the new band. On January 15, the Central Bank announced that the real would be permitted to float, with Central Bank intervention to take place only in times of extreme volatility. Both the level of international reserves and the value of the real continued to decline. At January 31, Brazil's international reserves stood at US$36.1 billion and the Commercial Market Rate stood at R$1.9832 to US$1.00.

     In the following weeks, the Federal Government had a series of legislative successes with its efforts to implement the expense reduction and revenue enhancement measures under its Fiscal Stabilization Program. Brazil also began negotiations with the IMF on adjustments to the previously agreed 1999-2001 economic program, and agreement was reached in March on new economic targets. Brazil received a second disbursement, of approximately US$4.9 billion, from the IMF, followed by an additional US$4.9 billion in bilateral loans under the IMF-led support package. Subsequent disbursements will depend on Brazil's ability to meet the agreed primary surplus targets and on Brazil's progress in implementing fiscal reforms. There can be no assurance that Brazil will be able to meet the primary surplus targets under its agreement with the IMF and, accordingly, that the full amount under the IMF-led support package will be available to Brazil.

     After giving effect to the inflows from the IMF-led support package, Brazil's international reserves stood at US$38.9 billion on April 8, 1999. The Commercial Market Rate stood at R$1.72 to US$1.00 on March 31, 1999.

     As a result of the foregoing events, GDP dropped 1.64% during the fourth quarter of 1998, reflecting declines of 6.45%, 2.45% and 0.65% in the agricultural, industrial and services sectors, respectively. GDP declined by 0.15% in the full year 1998, compared with 3.47% growth during the preceding year. Brazil's current account deficit continued to grow in 1998, reaching US$35.2 billion for 1998, compared with a US$33.4 billion deficit for the preceding year. At the end of the first quarter of 1999, the current account deficit stood at US$3.5 billion, the result of a US$535 million trade deficit and US$3.4 billion in debt service during that quarter. Foreign direct investment inflows increased 52.6% in 1998, totaling US$26.1 billion. Of that amount, 23.4%, or US$6.1 billion, resulted from foreign participation in the national privatization program. In the first two months of 1999, foreign direct investment inflows totaled US$5.7 billion, bringing such investment to US$29.7 billion in the twelve months ended February 28, 1999.

Developments in Other Emerging Market Countries

     The Brazilian securities markets are influenced by economic and market conditions in other emerging market countries. Although economic conditions are different in each country, developments in one country can have an effect on investors' perceptions of the risks of investing in the securities of issuers in other countries, including Brazil. During 1998 and 1999, the international financial markets have experienced significant volatility, with significant adverse effects on demand for and prices of securities of issues virtually all emerging markets, including Brazil.

     The current volatility in the securities markets in Latin American and other emerging market countries' has been attributed, at least in part, to the effects of the Asian and the Russian economic crises of 1997-98. For example, the crisis in Asia in the fourth quarter of 1997 provoked a significant financial and crisis in Brazil. In August 1998, following the devaluation of the Russian ruble, Brazil again experienced substantial capital outflows and significant declines in its stock markets. See "--Brazilian Economic Environment."

     There can be no assurance that the Brazilian securities markets will not continue to be affected negatively by events elsewhere, especially in emerging markets, or that such events will not adversely affect the prices of the Company's securities.

Inflation and Devaluation

     Brazil experienced extremely high and generally unpredictable rates of inflation and of devaluation of Brazilian currency for many years until the implementation of the Real Plan. Inflation itself, as well as certain governmental measures to combat inflation, and public speculation about possible future actions have also historically contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. See "--Brazilian Economic Environment."

     The following table sets forth the rate of Brazilian inflation, as measured by the Indice Geral de Precos - Mercado (the General Price Index - Market or "IGP-M"), and the devaluation of the Brazilian currency against the U.S. dollar during the periods indicated.

                                                                                  Year ended December 31,
                                                                            ---------------------------------
                                                                             1996          1997          1998
                                                                             ----          ----          ----
                                                                                       (percentages)
Inflation (IGP-M)......................................................     9.2            7.7            1.8
Devaluation (Brazilian currency vs. US$)...............................     6.9            7.4            8.3


     Under the Real Plan, the rate of Brazilian inflation has decreased considerably since July 1994. The exchange rate between the real and the U.S. dollar remained relatively stable from mid-1994 to year-end 1998, but extreme volatility has returned in 1999. See "--Brazilian Economic Environment." During the first quarter of 1999, inflation, as measured by the IGP-M, amounted to 7.4% and the devaluation of the real against the U.S. dollar was 42%.

     Inflation and devaluation have potentially adverse consequences for the Company's business, prospects, financial condition and results of operations. These factors introduce distortions into the Company's financial statements and make period-to-period comparisons difficult and unreliable. Differences between the relative rate of Brazilian inflation as compared to the rates of Brazil's trading partners, on the one hand, and the rate of currency devaluation, on the other, can cause balance sheet losses for the Company on its foreign currency-denominated liabilities. Inflation places pressure on the Company's rates and invites Federal Government efforts to control inflation by holding down the rates that Brazilian public utilities are permitted to charge.

     There can be no assurance that Brazilian inflation will remain at modest rates or, if there is an increase in inflation, that the Company's business, prospects, financial condition and results of operations will not be adversely affected.

Item 2.    Description of Property

     The principal properties of the Company consist of transmission equipment (including outside plant and trunk lines), exchange equipment and switching equipment. The Company's land and buildings principally consist of its telephone exchanges and other technical, administrative and commercial properties. Exchanges include local exchanges, "transfer" exchanges that connect local exchanges to long-distance transmission facilities and "tandem" exchanges that connect local exchanges with each other and with "transfer" exchanges.

     The Company's properties are located in the states of Maranhao, Piaui, Ceara, Rio Grande do Norte, Paraiba, Pernambuco, Alagoas, Sergipe, Bahia, Roraima, Amapa, Amazonas, Para, Rio de Janeiro, Minas Gerais and Espirito Santo. At December 31, 1998, the Company owned 4,133 properties, consisting of 3,927 operating and 206 non-operating sites.

     At December 31, 1998, plant equipment related to switching stations represented approximately 27.0% of the net book value of the Company's total fixed assets, transmission equipment represented 34.3%, construction in progress represented approximately 12.0%, buildings, underground equipment and lines represented approximately 15.5% and other fixed assets represented approximately 11.2%. At December 31, 1998, the net book value of the Company's property, plant and equipment was R$14,080.9 million.

Item 3.    Legal Proceedings

     The legality of the Breakup and Privatization of Telebras was challenged in numerous legal proceedings, some of which have now been dismissed. A few, however, are still pending. The Company's management believes that the ultimate resolution of those proceedings will not have a material adverse effect on the Company's business or financial condition.

     The Company is a party to certain legal proceedings arising in the normal course of business, including civil, administrative, tax, social security and labor proceedings. The Company has provided for or deposited in court amounts to cover its estimated losses due to adverse legal judgments. In the opinion of management, such actions, if decided adversely to the Company, would not have a material adverse effect on the Company's business and financial condition.

     Telebras is the legal predecessor of the Holding Company and is a defendant in a number of legal proceedings and subject to certain other claims and contingencies. Under the terms of the Breakup, liability for any claims arising out of acts committed by Telebras prior to the effective date of the Breakup remains with Telebras, except for labor and tax claims (for which Telebras and the New Holding Companies are jointly and severally liable by operation of law) and any liability for which specific accounting provisions have been assigned to the Holding Company or one of the other New Holding Companies. Creditors of Telebras had until September 14, 1998 to challenge this allocation of liability. Management of the Company believes that the chances of any such claims materializing and having a material adverse financial effect on the Company are remote.

     Liability for any claims arising out of acts committed by the Subsidiaries prior to the effective date of the spin-off of the Subsidiaries' cellular assets and liabilities to the newly formed cellular companies remains with the Subsidiaries, except for labor and tax claims (for which the Subsidiaries and the newly formed cellular companies are jointly and severally liable by operation of law) and those liabilities for which specific accounting provisions have been assigned to the newly formed cellular companies. However, under the shareholders' resolution pursuant to which the spin-off was effected, the newly formed cellular companies have contribution rights against the Subsidiaries with respect to the entire amount of any payments made by the newly formed cellular companies in connection with any claims brought against the newly formed cellular companies and relating to acts committed by the Subsidiaries prior to the effective date of the spin-off, not related to the assets of the former.

     The principal material tax proceedings to which the Company is a party are listed below:

     ICMS on activation fees and other services. On June 19, 1998, the secretaries of the treasuries of the individual Brazilian States approved an agreement to interpret existing Brazilian tax law to broaden the application of the ICMS (Imposto sobre Circulacao de Mercadorias e Servicos), a state value-added tax, to cover not only telecommunications services but also other services, including activation, which had not previously been subject to such tax. Pursuant to this new interpretation of tax law, the ICMS tax may be applied retroactively for such services rendered during the last five years.

     The Company believes that the attempt by the Brazilian States to extend the scope of ICMS tax to services which are supplementary to basic telecommunications services is unlawful because: (i) the state secretaries acted beyond the scope of their authority, (ii) their interpretation would subject certain services to taxation which are not considered telecommunications services; and (iii) new taxes may not be applied retroactively. No provision for such taxes has been made in the consolidated financial statements as the Company does not believe it is probable that such taxes will be payable for services rendered during the last five years.

     The legality of the extension of the scope of ICMS tax and its retroactivity is being challenged in various legal proceedings to obtain an interim relief from the obligation to retain ICMS. At present, Telemig is the only Subsidiary that has obtained from the applicable Treasury Court a temporary injunction relieving it from payment of retroactive ICMS taxes with respect to activation fees during the pending lawsuit. Beginning in September 1998, the Company decided to retain the ICMS tax from its customer and deposit the retained tax in court. The provision of R$30.145 million (see Notes 8 and 21 of the Consolidated Financial Statements) reflects the maximum liability, for the period from June 1998 to September 1998 (the period following the reinterpretation of the application of ICMS and prior to the time when the Company began to retain the additional ICMS tax from its customers) that the Company would incur if the courts rule that the more broadly applicable ICMS tax applies as of the date the tax was reinterpreted, June 19, 1998.

     If ICMS tax were applied retroactively to activation fees earned by the Company during the last five years, it would give rise to an approximate liability of R$238.2 million.

     FINSOCIAL. In 1995, the Brazilian Supreme Court ruled that certain increases in the rate of the FINSOCIAL tax (a predecessor tax to COFINS) were unconstitutional. As a result, the Company recorded a credit of R$27.5 million under "other net operating income" in 1995. In 1997, the Brazilian Supreme Court narrowed its prior decision, leading the tax authorities to challenge similar 1995 credits recognized by other telecommunication companies.

     During 1998, various FINSOCIAL assessments were issued against the Company on account of the credit taken by the Company in 1995. Based on these assessments and previous Supreme Court decisions, the Company decided to make a provision on account of these assessments (see Note 8 of the Consolidated Financial Statements).

     National Social Security Institute - INSS. Brazilian social security regulations establish that a company contracting third-party services is jointly liable before the "INSS" for the payment of the INSS social contribution due by the contracted party. The tax assessment issued against the company in 1998, totaling R$7.8 million, is deemed by the management as a probable loss.

     Brazilian social security regulations also establish that any indirect remuneration, usually called fringe benefits, shall be included in the company payroll for purposes of payment of the INSS social contribution. Fringe benefits, for legal purposes is the remuneration, of any nature, paid to the employee such as foreign language courses and technical qualification courses. The tax assessment issued against the company for indirect remuneration in 1998, totaling R$13.1 million, is deemed by the management as a probable loss.

     Imposto Sobre Servicos - ISS. Under the Federal Constitution of 1988, telecommunications services are subject to a sales tax, the ICMS. However, a number of services are also offered to clients in addition to or in connection with telecommunications services that do not fall within the scope of telecommunications services as such and, accordingly, should not be subject to ICMS. Consequently, the company did not collect ICMS from clients for related or additional services.

     Recently, a number of municipalities in which the Subsidiaries are located took the position that such related and accessory services are subject to services tax (Imposto sobre Servicos - ISS), which is generally levied at the maximum rate of 5%.

     In 1998, a number of tax assessments, representing a total amount of R$49.230 million, were issued against the Company. Because there is no case law on this question, the Company took the position that the tax assessments represented a probable loss. Provision for the probable loss was therefore made, based on the probability of loss on each of the several tax assessments issued against the Company.

     The principal material labor proceedings to which the Company is a party are listed below:

     Dangerous work conditions premium. Under Brazilian law, employees working in dangerous conditions, as defined in applicable legislation, are entitled to payment of an extra amount equal to 30% of their basic salary (dangerous work conditions premium).

     The claim relating to this dangerous work premium arises out of an adjustment to the amount payable under trade union agreements for employees working within an environment considered to be dangerous, principally operations close to high tension electric installations. In 1998 a definitive ruling by the Superior Labor Tribunal ("TST") provided guidance on determining dangerous work premiums. Because the premium paid by the company in accordance with the trade union agreement is inconsistent with the ruling of the TST, it is very likely that these claims will ultimately be decided against the Company.

     Inflation indexation adjustments (Bresser Plan and URP Plan). The claims related to inflation indexation adjustments refer to adjustment of salaries by inflation indices under certain economic stabilization programs announced by the government in prior years (the Bresser Plan, introduced in 1987, and the URP (Price Reference Unit) Plan, introduced in 1989). The employees claim that these economic stabilization programs understated their salaries, and that they are entitled to receive the amount that their salaries were understated.

     Although the TST had already taken the position that employees do not have the right to salary increases related to the economic stabilization plans, the Company reevaluated the risk of loss in 1998 based on an unfavorable ruling by the TST one of these claims. The TST has also issued a decision in another claim in favor of the employee and ordered proceedings against the company.

     Productivity premiums. Claims for productivity premiums relate to collective bargaining agreements through which the Company agreed to implement a model to establish employees' productivity and the resulting payment of a share of profits. As the model and consequent payment were never implemented, the employees filed claims for such payment.

     Equalization of salary scales. The Company also has claims against it to equalize salary scales among certain employees that do the same work, within a given period of time, with the same productivity and technical performance.

     This type of judicial proceeding usually involves significant amounts of money because it relates to the difference in monthly salaries over an entire period. In addition, the proceedings usually depend on questions of evidence and the tribunals' interpretation of the evidence.

     Accordingly, after analyzing the evidence produced in a number of proceedings and the decisions in those proceedings, the Company came to the conclusion that the tendency was to judge in favor of the employee. For this reason, the Company decided to make a provision in its financial statements for these claims based on an estimate of the amounts owed to the employees.

Item 4. Control of Registrant

     References in this Annual Report to "Preferred Shares" and "Common Shares" are to the preferred shares and common shares, respectively, of the Holding Company. References to "American Depositary Shares" or "ADSs" are to American Depositary Shares, each representing 1,000 Preferred Shares. The ADSs are evidenced by American Depositary Receipts ("ADRs").

     Of the Holding Company's two classes of capital stock outstanding, only the Common Shares have full voting rights. The Preferred Shares have voting rights under limited circumstances. A consortium (the "Telemar Consortium"), which consists of the companies named in the following table, owns 51.79% of the Common Shares. Accordingly, the Telemar Consortium has the ability to control the election of the Company's Board of Directors and the direction and future operations of the Company. A new holding company, Telemar Participacoes S.A. ("Telemar") has been formed to hold all the Common Shares now owned by the Telemar Consortium. The formation of Telemar has been approved by Anatel and is awaiting approval by the Brazilian treasury. See "--Shareholders' Agreement".

     All the remaining 48.21% of the common shares and all the preferred shares are in the possession of shareholders other than the Telemar Consortium.

     The following table sets forth information concerning the ownership of Common Stock in the Holding Company by the members of the Telemar Consortium and by the Holding Company's officers and directors. The Holding Company is not aware of any other shareholder owning more than 10% of the Common Shares.

                                                                                                   Percentage of
                                                                           Number of Common         Outstanding
Name of Owner                                                                Shares Owned          Common Shares
----------------                                                           ----------------        -------------
Construtora Andrade Gutierrez S.A.................................           13,653,892,000           12.58
Macal Investimentos e Participacoes Ltda..........................           12,881,031,000           11.86
Inepar S.A. Industria e Construcoes...............................           12,881,031,000           11.86
Fiago Participacoes S.A...........................................           12,043,763,125           10.31
Companhia de Seguros Alianca do Brasil............................            6,472,717,000            2.59
Brasil Veiculos Companhia de Seguros..............................            6,472,717,000            2.59
All directors and executives officers as a group (15 persons).....                      [4]            0.00


     The following is a brief description of the members of the Telemar Consortium.

     Construtora Andrade Gutierrez S.A. is part of a Brazilian group that had revenues of R$1,415 million in 1998. It has activities in the fields of construction, public utilities and telecommunications and conducts business in Brazil and many other countries, including the United States, Mexico, Argentina, Paraguay, Equator, Bolivia, Chile, Peru, Panama, Guinea, Angola and Portugal. Andrade Gutierrez was responsible for the construction of Itaipu, the world's largest operating hydroelectric plant. Since 1993, Andrade Gutierrez has conducted its telecommunications activities through AG Telecom, whose activities include information technology services, credit card processing and optical fiber communications networks.

     Inepar S.A. Industria e Construcoes is the main company of the Inepar Group, a group of companies with activities in Brazil and in other Latin American countries. The Inepar Group is dedicated to the fields of telecommunications, energy and construction. Its telecommunications activities include interests in projects such as a global satellite phone system ("Iridium"), cable television, cellular telephone services, internet connection services and pager services.

     Macal Investimentos e Participacoes Ltda. is a holding company with equity interests in several companies with different activities, particularly in the telecommunications sector, among which are Mcom Wireless S.A. (trunking and paging services), Shoptime S.A. (sales through a TV shopping network), Multicanal Participacoes S.A.(cable television) and Almax Aluminio S.A.

     Fiago Participacoes S.A. was formed by FCF - Fundo Mutuo de Investimentos em Acoes - Carteira Livre (the "FCF", a Brazilian investment fund) for the purposes of holding equity interests in telecommunications companies in Brazil. FCF is managed by Banco Fonte Cindam S.A., a Brazilian investment bank.

     Brasil Veiculos Companhia de Seguros is a Brazilian insurance company that had revenues of R$308 million in 1998. It provides vehicle insurance products in Brazil and has a market share of 4.78% in the vehicles insurance market.

     Companhia de Seguros Alianca do Brasil is a Brazilian insurance company that had revenues of R$495 million in 1998. It provides life insurance products in Brazil and has market shares of 9.66% in the domestic life insurance market and 10.81% in the domestic general risk insurance market.

     Shareholders' Agreement

     On August 3, 1998, the members of the Telemar Consortium and BNDES Participacoes S.A - BNDESPAR ("BNDESPAR") entered into a Shareholders' Agreement (the "Shareholders' Agreement") that establishes (i) rules for the management of the Holding Company and its Subsidiaries, (ii) restrictions on transfers of Holding Company shares (in which BNDESPAR is not included), (iii) special procedures and quorum requirements for the adoption of certain corporate decisions by the Board of Directors and by Shareholders' Meetings and (iv) rules for the appointment of the members of the Board of Directors. In the Shareholders' Agreement, the parties agreed to form Telemar, which will also have Fiago Participacoes S.A. (which is not a party to the Shareholders' Agreement) as one of its shareholders. The parties to the Shareholders' Agreement and Fiago Participacoes S.A. will contribute all their Common Shares to Telemar. The Shareholders' Agreement provides that the voting stock of Telemar (which will control the Holding Company) will be held as follows: (i) Construtora Andrade Gutierrez S.A., Macal Investimentos e Participacoes Ltda. and Inepar S.A. Industria e Construcoes--45.1%, (ii) Companhia de Seguros Alianca do Brasil and/or Brasil Veiculos Companhia de Seguros--10%, (iii) BNDESPAR--25% and (iv) Fiago Participacoes S.A.--19.9%.

Item 5.  Nature of Trading Market

     The principal trading market for the Preferred Shares is the Bolsa de Valores de Sao Paulo (the "Sao Paulo Stock Exchange"). The Preferred Shares are also traded on the Bolsa de Valores do Rio de Janeiro (the "Rio de Janeiro Stock Exchange") and the seven other Brazilian stock exchanges. At December 31, 1998, the Holding Company had approximately 2.4 million shareholders.

     The Preferred Shares commenced trading separately on the Brazilian stock exchanges on September 21, 1998. The following table sets forth the reported high and low closing sale prices for Preferred Shares of the Holding Company on the Sao Paulo Stock Exchange for the periods indicated.

                                                                                          Nominal reais per
                                                                                        1,000 Preferred Shares
                                                                                        ----------------------
                                                                                         High           Low
                                                                                         ----          -----
     Third quarter 1998 (beginning September 21, 1998)..............................     15.20         13.00
     Fourth quarter 1998............................................................     22.30         10.70

     In the United States, the Preferred Shares trade in the form of ADSs, each representing 1,000 Preferred Shares, issued by The Bank of New York, as depositary (the "Depositary") pursuant to a Deposit Agreement (the "Deposit Agreement") among the Holding Company, the Depositary and the registered holders and beneficial owners from time to time of ADRs. The ADSs commenced trading separately on the NYSE on November 16, 1998 under the symbol TNE. At December 31, 1998, there were approximately 93,000 beneficial owners of ADSs. The following table sets forth the reported high and low closing sales prices for ADSs on the NYSE for the period indicated.

                                                                                        U.S. dollars per ADS
                                                                                        ---------------------
                                                                                          High          Low
                                                                                          ----          ---
     Fourth quarter 1998 (beginning November 16, 1998).............................      20.00          11.75

     The common shares and preferred shares of Telerj, Telemig and Telebahia are also traded on the Sao Paulo Stock Exchange, the Rio de Janeiro Stock Exchange, and seven other Brazilian stock exchanges. The common shares and preferred shares of Telaima, Telamazon, Telasa, Teleamapa, Teleceara, Telepara, Telepisa, Telergipe, Telern, Telest, Telma, Telpa and Telpe are traded on Sociedade Operadora de Mercado de Acesso - SOMA, an over-the-counter trading system based in Rio de Janeiro. In 1998, the daily trading volumes on the SOMA averaged approximately R$4.6 million and the average number of daily transactions was 47,400.

Trading on the Brazilian Stock Exchanges

     Of Brazil's nine stock exchanges, the Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange are the most significant. During 1998, the Sao Paulo Stock Exchange accounted for approximately 93% of the trading value of equity securities on all Brazilian stock exchanges, and the Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange together accounted for approximately 99% of the trading value of equity securities on all Brazilian stock exchanges.

     Each Brazilian stock exchange is a non-profit entity owned by its member brokerage firms. Trading on each exchange is limited to member brokerage firms and a limited number of authorized non-members. The Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange have two open outcry trading sessions each day, from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 5:00 p.m., though the Rio de Janeiro Stock Exchange has recently announced plans to convert its operations to electronic trading. Trading is also conducted during this time on an automated system on the Sao Paulo Stock Exchange and on the National Electronic Trading System ("SENN"), a computerized system that links the Rio de Janeiro Stock Exchange electronically with the seven smaller regional exchanges. There are no specialists or market makers for the Holding Company's shares on the Sao Paulo Stock Exchange. Trading in securities listed on the Brazilian stock exchanges may be effected off the exchanges in certain circumstances, although such trading is very limited.

     Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of separate clearinghouses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearinghouse for the Sao Paulo Stock Exchange is Companhia Brasileira de Liquidacao e Custodia S.A. - CBLC, which is controlled mainly by the member brokerage firms and banks that are not members of that exchange. The clearinghouse for the Rio de Janeiro Stock Exchange is CLC - Camara de Liquidacao e Custodia S.A., which is 99% owned by that exchange.

     At December 31, 1998, the aggregate market capitalization of the 527 companies listed on the Sao Paulo Stock Exchange was approximately US$160.9 billion. Substantially the same securities are listed on the Sao Paulo Stock Exchange and on the Rio de Janeiro Stock Exchange. Although all the outstanding shares of an exchange-listed company may trade on a Brazilian stock exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons that rarely trade their shares. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

     The Brazilian equity market is relatively small and illiquid compared to major world markets. In 1998, the combined daily trading volumes on the Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange averaged approximately US$757.7 million. In 1998, the five most actively traded issues represented approximately 61.5% of the total trading in the cash market on the Sao Paulo Stock Exchange and approximately 67.21% of the total trading in the cash market on the Rio de Janeiro Stock Exchange.

     Trading on Brazilian stock exchanges by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment legislation.

Regulation of Brazilian Securities Markets

     The Brazilian securities markets are regulated by the CVM, which has authority over stock exchanges and the securities markets generally, and by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed by Law No. 6,385, as amended (the "Brazilian Securities Law") and Law No. 6,404, as amended (the "Brazilian Corporation Law").

     Under the Brazilian Corporation Law, a company is either public, a companhia aberta, such as the Holding Company, or private, a companhia fechada. All public companies are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may have its securities traded either on the Brazilian stock exchanges or in the Brazilian over-the-counter market. The shares of a public company may also be traded privately, subject to certain limitations. To be listed on the Brazilian stock exchanges, a company must apply for registration with the CVM and the stock exchange where the head office of the company is located. Once this stock exchange has admitted a company to listing and the CVM has accepted its registration as a public company, its securities may be traded on all other Brazilian stock exchanges.

     Trading in securities on the Brazilian stock exchanges may be suspended at the request of a company in anticipation of a material announcement. Trading may also be suspended on the initiative of a Brazilian stock exchange or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the relevant stock exchange.

     The Brazilian Securities Law provides for, among other things, disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders. However, the Brazilian securities markets are not as highly regulated and supervised as the United States securities markets or markets in certain other jurisdictions.

Item 6. Exchange Controls and Other Limitations Affecting Security Holders

     There are no restrictions on ownership of Preferred Shares or Common Shares of the Holding Company by individuals or legal entities domiciled outside Brazil.

     The right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments have been registered with the Central Bank. Such restrictions on the remittance of foreign capital abroad may hinder or prevent Banco Itau S.A. (the "Custodian"), as custodian for the Preferred Shares represented by ADSs, or holders who have exchanged ADRs for Preferred Shares from converting dividends, distributions or the proceeds from any sale of such Preferred Shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of the Preferred Shares underlying the ADSs.

     Under Annex IV to Resolution No. 1,289 of the National Monetary Council, as amended (the "Annex IV Regulations"), qualified foreign investors (which principally include foreign financial institutions, insurance companies, pension and investment funds, charitable foreign institutions and other institutions that meet certain minimum capital and other requirements) registered with the CVM and acting through authorized custody accounts managed by local agents may buy and sell shares on Brazilian stock exchanges without obtaining separate Certificates of Registration for each transaction. Investors under the Annex IV Regulations are also entitled to favorable tax treatment. See "Taxation--Brazilian Tax Considerations." Resolution No. 1,927 of the National Monetary Council, which is the restated and amended Annex V to Resolution No. 1,289 of the National Monetary Council (the "Annex V Regulations"), provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. The ADS program had been approved under the Annex V Regulations by the Central Bank and the CVM prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are free of Brazilian foreign investment controls and holders of the ADSs will be entitled to favorable tax treatment. See "Taxation--Brazilian Tax Considerations."

     A Certificate of Registration has been issued in the name of the Depositary with respect to the ADSs and is maintained by the Custodian on behalf of the Depositary. Pursuant to the Certificate of Registration, the Custodian and the Depositary are able to convert dividends and other distributions with respect to the Preferred Shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for Preferred Shares, such holder will be entitled to continue to rely on the Depositary's Certificate of Registration for five business days after such exchange, following which such holder must seek to obtain its own Certificate of Registration with the Central Bank. Thereafter, any holder of Preferred Shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such Preferred Shares, unless such holder qualifies under the Annex IV Regulations or obtains its own Certificate of Registration. A holder that obtains a Certificate of Registration will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See "Taxation--Brazilian Tax Considerations."

     Under current Brazilian legislation, the Federal Government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil's balance of payments. For approximately six months in 1989 and early 1990, the Federal Government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors, in order to conserve Brazil's foreign currency reserves. These amounts were subsequently released in accordance with Federal Government directives. The imbalance in Brazil's balance of payments increased during 1998, and there can be no assurance that the Federal Government will not impose similar restrictions on foreign repatriations in the future.

Item 7. Taxation

     The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Preferred Shares or ADSs. The summary is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as in effect on the date hereof, which are subject to change. Prospective purchasers of Preferred Shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs.

     Although there is at present no income tax treaty in force between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of Preferred Shares or ADSs. Prospective holders of Preferred Shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs in their particular circumstances.

Brazilian Tax Considerations

     The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs by a holder not deemed to be domiciled in Brazil for Brazilian tax purposes (a "non-Brazilian holder"). This discussion does not address all the Brazilian tax considerations that may be applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult his or her own tax advisor about the Brazilian tax consequences of investing in Preferred Shares or ADSs.

     Taxation of Dividends

     Dividends paid by the Holding Company in cash or in kind from profits of periods beginning on or after January 1, 1996 (i) to the Depositary in respect of Preferred Shares underlying ADSs or (ii) to a non-Brazilian holder in respect of Preferred Shares will generally not be subject to Brazilian withholding tax. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding tax at varying rates, except that stock dividends are not subject to Brazilian tax unless the stock is subsequently redeemed by the Holding Company, or the non-Brazilian holder sells the stock in Brazil, within five years after the distribution.

     The only Brazilian tax treaty now in effect that would (if certain conditions are met) reduce the rate of the withholding tax on dividends paid from profits generated before January 1, 1996 is the treaty with Japan, which would reduce the rate to 12.5% under the circumstances set forth in the treaty.

     Taxation of Gains

     Gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs to another non-Brazilian holder are not subject to Brazilian tax. Neither the deposit of Preferred Shares in exchange for ADSs nor the withdrawal of Preferred Shares upon cancellation of ADSs is subject to Brazilian tax.

     Non-Brazilian holders are not subject to tax in Brazil on gains realized on dispositions of Preferred Shares outside Brazil to other non-Brazilian holders.

     Gains realized by non-Brazilian holders on dispositions of Preferred Shares in Brazil or in transactions with Brazilian residents may be free of Brazilian tax, taxed at a rate of 10% or taxed at a rate of 15%, depending on the circumstances. Gains on the disposition of Preferred Shares obtained upon cancellation of ADSs are not taxed in Brazil if such disposition is made, and the proceeds are remitted abroad, within five business days after cancellation. Gains on the sale or exchange of duly-registered investments under the Annex IV Regulations are not subject to Brazilian tax, but such sale or exchange must occur on a Brazilian stock exchange. Gains realized through transactions on Brazilian stock exchanges are generally subject to tax at a rate of 10%. Gains realized through off-exchange transactions in Brazil or with Brazilian residents are generally subject to tax at a rate of 15%. Brazil's tax treaties do not grant relief from taxes on gains realized on sales or exchanges of Preferred Shares.

     Any gains realized by a non-Brazilian holder upon the redemption of Preferred Shares will be treated as gains from the disposition of such Preferred Shares to a Brazilian resident occurring off of a stock exchange and will accordingly be subject to tax at a rate of 15%.

     Gain is measured by the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency without any correction for inflation; the acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of the foreign currency amount registered with the Central Bank.

     There can be no assurance that the current preferential treatment for holders of ADSs and non-Brazilian holders of Preferred Shares under the Annex IV Regulations will be maintained.

     Any exercise of preemptive rights relating to the Preferred Shares or ADSs will not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights relating to the Preferred Shares will be treated differently for Brazilian tax purposes depending on whether the sale or assignment is made by the Depositary or the investor and depending on the investor's status under Brazilian law. Gains on sales or assignments made by the Depositary on a Brazilian stock exchange are not taxed in Brazil, but gains on other sales or assignments may be subject to tax at rates up to 15%.

     Distributions of Interest on Capital

     Brazilian corporations may make payments to shareholders characterized as interest on the capital of the Holding Company as an alternative form of making dividend distributions. The rate of interest may not be higher than the Federal Government's long-term interest rate (the "TJLP") as determined by the Central Bank from time to time (13.48% per annum for the three month period starting April 1999). The total amount distributed as interest on capital may not exceed the greater of (i) 50% of net income (before taking such distribution and any deductions for income taxes into account) for the year in respect of which the payment is made or (ii) 50% of retained earnings. Payments of interest on capital are decided by the shareholders on the basis of recommendations of the company's board of directors.

     Distributions of interest on capital paid to Brazilian and non-Brazilian holders of Preferred Shares, including payments to the Depositary in respect of Preferred Shares underlying ADSs, are deductible by the Holding Company for Brazilian corporate income tax purposes. Such payments are subject to Brazilian withholding tax at the rate of 15%, except for payments to persons who are exempt from tax in Brazil, which are free of Brazilian tax, and except for payments to persons situated in jurisdictions deemed to be tax havens (i.e., countries that either have no income tax or in which the income tax rate is less than 20%), which may be subject to tax at a 25% rate, although the matter is not free from doubt.

     No assurance can be given that the Board of Directors of the Holding Company will not recommend that future distributions of profits should be made by means of interest on capital instead of by means of dividends.

     Amounts paid as interest on capital (net of applicable withholding tax) may be treated as payments in respect of the dividends the Holding Company is obligated to distribute to its shareholders in accordance with its Charter and the Brazilian Corporation Law. Distributions of interest on capital in respect of the Preferred Shares, including distributions to the Depositary in respect of Preferred Shares underlying ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.

     Other Brazilian Taxes

     There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of Preferred Shares or ADSs by a non-Brazilian holder except for gift and inheritance taxes levied by some states in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant State to individuals or entities that are resident or domiciled within such State in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of Preferred Shares or ADSs.

     A financial transaction tax (the "IOF tax") may be imposed on the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest). The rate of IOF tax rate on such conversions is currently 0%, but the Minister of Finance has the legal power to increase the rate to a maximum of 25%. Any such increase will be applicable only prospectively.

     In addition to the IOF tax, a second, temporary tax that applies to the removal of funds from accounts at banks and other financial institutions (the "CPMF tax") will be imposed on distributions by the Holding Company in respect of ADSs at the time such distributions are converted into U.S. dollars and remitted abroad by the Custodian. The CPMF tax will be in effect until June 2002, unless its term is extended, and such tax will be imposed at a rate of 0.38% from June 1999 until June 2000 and at a rate of 0.30% from June 2000 until June 2002.

     Registered Capital

     Amounts invested in Preferred Shares by a non-Brazilian holder who qualifies under the Annex IV Regulations and obtains registration with the CVM, or by the Depositary representing an ADS holder, are eligible for registration with the Central Bank. Such registration (the amount so registered is referred to as "Registered Capital") allows the remittance outside Brazil of foreign currency, converted at the Commercial Market Rate, acquired with the proceeds of distributions on, and amounts realized through dispositions of such Preferred Shares. The Registered Capital per Preferred Share purchased in the form of an ADS, or purchased in Brazil and deposited with the Depositary in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars). The Registered Capital per Preferred Share withdrawn upon cancellation of an ADS will be the U.S. dollar equivalent of (i) the average price of a Preferred Share on the Brazilian stock exchange on which the most Preferred Shares were traded on the day of withdrawal or, (ii) if no Preferred Shares were traded on that day, the average price on the Brazilian stock exchange on which the most Preferred Shares were traded in the fifteen trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined on the basis of the average Commercial Market Rates quoted by the Central Bank on such date or dates.

     A non-Brazilian holder of Preferred Shares may experience delays in effecting Central Bank registration, which may delay remittances abroad. Such a delay may adversely affect the amount in U.S. dollars, received by the non-Brazilian holder.

U.S. Federal Income Tax Considerations

     The statements regarding U.S. tax law set forth below are based on U.S. law as in force on the date of this Annual Report, and changes to such law subsequent to the date of this Annual Report may affect the tax consequences described herein. This summary describes the principal tax consequences of the ownership and disposition of Preferred Shares or ADSs, but it does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of Preferred Shares or ADSs. This summary applies only to purchasers of Preferred Shares or ADSs who will hold the Preferred Shares or ADSs as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10% or more of the shares of the Holding Company (taking into account shares held directly through depositary arrangements), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in Preferred Shares or ADSs on a mark-to-market basis, and persons holding Preferred Shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction.

     Each holder should consult such holder's own tax advisor concerning the overall tax consequences to it, including the consequences under laws other than U.S. federal income tax laws, of an investment in Preferred Shares or ADSs.

     In this discussion, references to "ADSs" also refer to Preferred Shares, references to a "U.S. holder" are to a holder of an ADS (i) that is a citizen or resident of the United States of America, (ii) that is a corporation organized under the laws of the United States of America or any state thereof, or (iii) that is otherwise subject to U.S. federal income taxation on a net basis with respect to the ADS.

     For purposes of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), holders of ADRs will be treated as owners of the ADSs represented by such ADRs.

     Taxation of Dividends

     A U.S. holder will recognize ordinary dividend income for U.S. federal income tax purposes in an amount equal to the amount of any cash and the value of any property distributed by the Holding Company as a dividend to the extent that such distribution is paid out of the Holding Company's current or accumulated earnings and profits ("e&p"), as determined for U.S. federal income tax purposes, when such distribution is received by the Custodian or by the U.S. holder, in the case of a holder of Preferred Shares. To the extent that such a distribution exceeds the Holding Company's e&p, it will be treated as a nontaxable return of capital, to the extent of the U.S. holder's tax basis in the ADS (or Preferred Shares, as the case may be), and thereafter as capital gain. The amount of any distribution will include the amount of Brazilian tax withheld on the amount distributed and the amount of a distribution paid in reais will be measured by reference to the exchange rate for converting reais into U.S. dollars in effect on the date the distribution is received by the Custodian, or by a U.S. holder, in the case of a holder of Preferred Shares. If the Custodian or U.S. holder, in the case of a holder of Preferred Shares, does not convert such reais into U.S. dollars on the date it receives them, it is possible that the U.S. holder will recognize foreign currency loss or gain, which would be ordinary loss or gain, when the reais are converted into U.S. dollars. Dividends paid by the Holding Company will not be eligible for the dividends received deduction allowed to corporations under the Code.

     Distributions out of e&p with respect to the ADSs generally will be treated as dividend income from sources outside of the United States and generally will be treated separately along with other items of "passive" (or, in the case of certain U.S. holders, "financial services") income for purposes of determining the credit for foreign income taxes allowed under the Code. Subject to certain limitations, Brazilian income tax withheld in connection with any distribution with respect to the ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such U.S. holder elects for that year to credit all foreign income taxes, or such Brazilian withholding tax may be taken as a deduction. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. holder's expected economic profit, after non-U.S. taxes, is insubstantial. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

     Distributions of additional shares to holders with respect to their ADSs that are made as part of a pro rata distribution to all shareholders of the Holding Company generally will not be subject to U.S. federal income tax.

     A holder of an ADS that is a foreign corporation or nonresident alien individual (a "non-U.S. holder") generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to ADSs that are treated as dividend income for U.S. federal income tax purposes, and generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to ADSs that are treated as capital gain for U.S. federal income tax purposes unless such holder would be subject to U.S. federal income tax on gain realized on the sale or other disposition of ADSs, as discussed below.

     Taxation of Capital Gains

     Upon the sale or other disposition of an ADS, a U.S. holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized in consideration for the disposition of the ADS (excluding the amount of any distribution paid to the Custodian but not distributed by the Custodian prior to the disposition) and the U.S. holder's tax basis in the ADS. Such gain or loss generally will be subject to U.S. federal income tax and will be treated as capital gain or loss. Long-term capital gains recognized by an individual holder generally are subject to a maximum rate of 20 percent in respect of property held for more than one year. The deductibility of capital losses is subject to certain limitations. Gain realized by a U.S. holder on a sale or disposition of ADSs generally will be treated as U.S. source income. Consequently, if Brazilian tax is imposed on such gain, the U.S. holder will not be able to use the corresponding foreign tax credit, unless the holder has other foreign source income of the appropriate type in respect of which the credit may be used.

     A non-U.S. holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of an ADS unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States, or (ii) such holder is an individual who is present in the United States of America for 183 days or more in the taxable year of the sale and certain other conditions are met.

     U.S. Backup Withholding and Information Reporting

     The information reporting requirements of the Code generally will apply to distributions to a U.S. holder. Distributions to non-U.S. holders generally will be exempt from information reporting and backup withholding under current law but a non-U.S. holder may be required to establish its non-U.S. status in order to claim such exemption.

Item 8. Selected Financial Data

Background

     The selected financial information presented below should be read in conjunction with, the Consolidated Financial Statements and the notes thereto. The Consolidated Financial Statements have been audited by PricewaterhouseCoopers Auditores Independentes for 1998 and by KPMG Peat Marwick for 1997 and 1996, and their reports on the Consolidated Financial Statements appear elsewhere in this Annual Report.

     The following paragraphs discuss some important features of the presentation of the selected financial information and the Consolidated Financial Statements. These features should be kept in mind in evaluating the selected financial information and in reading "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Brazilian GAAP and U.S. GAAP

     The Consolidated Financial Statements are prepared in accordance with Brazilian GAAP, which differ in certain material respects from generally accepted accounting principles in the United States ("U.S. GAAP"). See Note 31 to the Consolidated Financial Statements for a summary of the differences between Brazilian GAAP and notes 32 and 33 for a reconciliation to U.S. GAAP of net income for the years ended December 31, 1996, 1997 and 1998, and shareholders' equity as of December 31, 1997 and 1998.

     Presentation of 1998 Income Statement

     The consolidated income statement of the Company for the year ended December 31, 1998 reflects the operations of each of the Subsidiaries for the full year 1998 and the operations of the Holding Company for the period from February 28, 1998, the effective date of its establishment in the Breakup of Telebras, to December 31, 1998. For any period prior to January 1, 1998, the Consolidated Financial Statements and, unless otherwise specified, all financial information included in this Annual Report recognize certain effects of inflation and are restated in constant reais of December 31, 1997 purchasing power, all in accordance with Brazilian GAAP using the integral restatement method (correcao integral). The Company used the IGP-M inflation index for purposes of preparing its financial statements for 1996 and 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Effects of Changes in Presentation of Financial Statements in 1998." Inflationary gains or losses on monetary assets and liabilities were allocated to their corresponding income or expense caption in the Consolidated Statements of Income.

     For 1998, the Company has not restated the financial statements for recognizing the impact of inflation, because the low rate of Brazilian inflation in 1998 (1.8% as measured by the IGP-M) would have made any restatement for inflation insignificant. The restated balances of nonmonetary assets and liabilities as of December 31, 1997, which reflect inflation through December 31, 1997, were used as the opening balances for 1998. The Consolidated Financial Statements as of and for the year ended December 31, 1998 are presented in nominal reais and do not recognize effects of inflation subsequent to December 31, 1997. Financial statements for prior dates and periods, which were restated in constant reais of December 31, 1997, have not been further restated.

     Accounting Consequences of the Breakup of Telebras

     The formation of the Holding Company and the transfer of assets and liabilities from the Subsidiaries to the Spun-off Companies have been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests. As of December 31, 1997 and for the years ended December 31, 1996 and 1997, the fixed line telecommunications businesses of the Subsidiaries are presented as continuing operations and the cellular telecommunications businesses are presented as discontinued operations.

     The assets and liabilities of the cellular telecommunications business are presented as net assets of discontinued operations and were transferred to the Spun-off Companies at their indexed historical cost. The revenues and expenses associated with such assets and liabilities were also allocated to the Spun-off Companies. For revenues and cost of services, separate records were maintained historically for the cellular telecommunications businesses of the Subsidiaries, so actual amounts were allocated to the Spun-off Companies. Costs other than cost of services were allocated between the Subsidiaries and the Spun-off Companies using methodologies described in Note 2 to the Consolidated Financial Statements. Through December 31, 1997, cash and certain non-specific debt relating to the cellular telecommunications businesses of the Subsidiaries could not be segregated. Consequently, the corresponding amounts of income and expense are recorded as unallocated interest income/expense, and income tax expense is presented after income from discontinued operations.

     The Consolidated Financial Statements are not necessarily indicative of what the financial condition or results of operations of the Company would have been if the Spun-off Companies had been separate legal entities before 1998.

     At the May 22, 1998 Telebras shareholders' meeting, the shareholders established the shareholders' equity of each New Holding Company, and allocated to each a portion of the retained earnings of Telebras. Telebras retained sufficient retained earnings from which to pay certain dividends and other amounts. The balance of Telebras's retained earnings was allocated to each New Holding Company in proportion to the total net assets allocated to each such company. The retained earnings so allocated do not represent the historical retained earnings of the New Holding Companies. The retained earnings allocated to the Company resulted in an increase of R$1,906.7 million in relation to the historical retained earnings of the Subsidiaries. See Note 1(c) to the Consolidated Financial Statements. The amount of distributable retained earnings of the Holding Company includes retained earnings allocated to the Holding Company in the Breakup of Telebras.

     For 1996 and 1997, "minority interests" in the Consolidated Financial Statements reflects the interest of shareholders other than Telebras in the Subsidiaries. For 1998, "minority interests" reflects the interest of shareholders other than the Holding Company in the Subsidiaries.

     Difference from Financial Statements Published in Brazil

     The Company's statutory financial statements prepared in accordance with the Brazilian Corporation Law (the "Statutory Financial Statements") are the basis for dividend and tax determinations. The Consolidated Financial Statements include the effects of inflation through December 31, 1997, while the Statutory Financial Statements include the effects of inflation only through December 31, 1995. The Statutory Financial Statements also differ from the Consolidated Financial Statements in respect of certain reclassifications and presentation of comparative information. See Notes 2 and 29 to the Consolidated Financial Statements.

                         Selected Financial Information

                                                                      Year ended December 31,
                                               -------------------------------------------------------------------------
                                               1994            1995            1996             1997            1998
                                               ---------  --------------  --------------  ----------------  ------------
                                                                       (thousands of reais,
                                                                    except per share data) (1)
Income Statement Data:
Brazilian GAAP
Net operating revenue...................    3,162,602        3,242,678       4,273,806       4,959,293        5,158,417
Cost of services........................   (1,992,682)      (2,109,617)     (2,343,600)     (2,571,352)      (3,080,895)
                                          -----------      -----------     -----------     -----------      -----------
Gross profit............................    1,169,920        1,133,061       1,930,206       2,387,941        2,077,522
Operating expenses......................   (1,033,951)        (827,000)     (1,018,653)     (1,111,880)      (1,028,229)
                                          -----------      -----------     -----------     -----------      -----------
Operating income from continuing
   operations before interest...........      135,969          306,061         911,553       1,276,061        1,049,293
Interest income.........................           --               --              --              --          162,323
Interest expense (2)....................           --          (58,525)        (61,780)        (46,263)        (123,650)
                                         ------------      ------------    ------------   -------------    -------------
                                              135,969          247,536         849,773       1,229,798        1,087,966
Net non-operating income (expense)......        6,844          (22,594)        (10,239)        (60,089)        (127,262)
Employees' profit share.................       (1,372)          (9,221)        (30,197)        (60,429)         (10,842)
Income from continuing operations
   before unallocated interest,
   extraordinary items and taxes and
   minority interests...................      141,441          215,721         809,337       1,109,280          949,862
Income from discontinued cellular
   operations before unallocated
   interest, taxes and minority                    --          316,876         679,409         788,790               --
   interests............................
Unallocated interest income (3).........       60,870           51,836          45,373         126,554               --
Unallocated interest expense (3)........     (102,615)        (119,368)       (121,374)       (128,544)              --
                                          -----------      -----------     -----------     -----------     ------------
Income before extraordinary items,
   taxes and minority interests.........       99,696          465,065       1,412,745       1,896,080          949,862
Extraordinary items(4)..................           --               --              --              --       (1,034,834)
Tax effects on extraordinary items......           --               --              --              --          306,491
                                         ------------     ------------    ------------     -----------      -----------
Income before taxes and minority
   interest.............................       99,696          465,065       1,412,745       1,896,080          221,519
Income tax and social contribution......      (23,865)        (274,414)       (386,464)       (484,844)        (230,135)
Minority interests......................       (9,461)         (18,249)       (152,316)       (312,351)          99,306
                                          -----------      -----------     -----------     -----------      -----------
Net income..............................       66,370          172,402         873,965       1,098,885           90,690
                                          ===========      ===========     ===========     ===========      ===========
Earning per thousand shares (in reais)..                                                                           0.27

U.S. GAAP
Income (loss) from continuing operations before unallocated interest
   income (expenses), taxes and  minority interests........................   1,032,275      1,231,777          (7,014)
Income from discontinued operations before unallocated interest, taxes
   and minority interests..................................................     703,701        817,998               --
Net income (loss)..........................................................     954,403      1,232,264         (39,409)
Net income (loss) per thousand shares:
Common shares--Basic.......................................................        2.98           3.84           (0.12)
Common shares--Diluted.....................................................        2.63           3.65           (0.12)
Preferred shares--Basic....................................................        2.98           3.84           (0.12)
Preferred shares--Diluted..................................................        2.63           3.65           (0.12)

------------------
(1) Presented in constant reais of December 31, 1997 purchasing power for years prior to 1998.
(2) For 1995, 1996 and 1997, interest expense allocable to continuing operations. For 1994, the Company is unable to present cellular operations as discontinued operations, and total interest income and expense have been presented as unallocated interest income and expense.
(3) For years prior to 1998, unallocated interest income and expense represents interest income and expense that could not be allocated between continuing and discontinued operations.
(4)  See Note 8 to the Financial Statements.

                                                                         December 31,
                                           ---------------------------------------------------------------------------
                                              1994            1995            1996           1997           1998
                                           ---------        --------         ------        --------       --------
                                                                     (thousands of reais,
                                                                  except per share data) (1)
Balance Sheet Data:
Brazilian GAAP
Property, plant and equipment, net......   10,380,566      10,924,227      11,944,570     13,282,386       14,080,903
Total assets............................   11,859,291      12,651,244      14,745,909     16,635,800       16,183,778
Loans and financing--current
   portion..............................      768,604       1,021,590         674,924        743,591          104,039
Loans and financing--non
   current portion......................    1,033,493         745,061         900,483        879,962          223,168
Shareholders' equity....................    6,889,480       7,765,262       8,625,148      9,486,508        9,931,827
U.S. GAAP
Property, plant and equipment, net......................................   11,925,910     13,159,191       13,802,441
Total assets............................................................   14,833,691     16,672,462       16,196,274
Loans and financing--current portion.....................................     610,316        680,264          181,671
Loans and financing--non current portion.................................     900,483        837,422          145,536
Shareholders' equity....................................................    9,444,782      9,793,419        9,963,178

------------------
(1) Presented in constant reais of December 31, 1997 purchasing power for periods prior to January 1, 1998.

Exchange Rates

     The Holding Company will pay any cash dividends and make any other cash distributions with respect to Preferred Shares (and Common) in Brazilian currency. Accordingly, exchange rate fluctuations will affect the U.S. dollar amounts received by the holders of ADSs on conversion by the Depositary of dividends and distributions in Brazilian currency on the Preferred Shares represented by the ADSs. Fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar will also affect the U.S. dollar equivalent of the price of the Preferred Shares on the Brazilian stock exchanges. Exchange rate fluctuations may also affect the Holding Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Effects of Inflation." The Holding Company does not hedge its obligations under its foreign currency-denominated indebtedness.

     There are two legal exchange markets in Brazil--the commercial rate exchange market (the "Commercial Market") and the floating rate exchange market (the "Floating Market"). The Commercial Market is reserved primarily for foreign trade transactions and transactions that generally require prior approval from Brazilian monetary authorities, such as the purchase and sale of registered investments by foreign persons and related remittances of funds abroad. Purchases and sales of foreign exchange in the Commercial Market may be carried out only through a financial institution in Brazil authorized to buy and sell currency in that market. As used herein, the "Floating Market Rate" is the prevailing selling rate for Brazilian currency into U.S. dollars which applies to transactions to which the Commercial Market Rate does not apply, as reported by the Central Bank. Prior to the implementation of the Real Plan, the Commercial Market Rate and the Floating Market Rate differed significantly at times. Since the introduction of the real, the two rates have not differed significantly, although there can be no assurance that there will not be significant differences between the two rates in the future. Both the Commercial Market Rate and the Floating Market Rate are freely negotiated but are strongly influenced by the Central Bank.

     Between March 1995 and January 1999, the Central Bank maintained a band within which the exchange rate between the real and the U.S. dollar fluctuated, and the Central Bank intervened in the foreign exchange market from time to time. From January 20, 1998 through December 31, 1998, the band was between R$1.1164 and R$1.2085 per US$1.00. In early January 1999, the Central Bank attempted a controlled devaluation of the real by widening the band within which the real was permitted to trade, but subsequent Central Bank intervention failed to keep the rate within the new band. On January 15, the Central Bank announced that the real would be permitted to float, with Central Bank intervention to take place only in times of extreme volatility. Both the level of international reserves and the value of the real continued to decline. At January 31, Brazil's international reserves stood at US$36.1 billion and the Commercial Market Rate stood at R$1.98 to US$1.00. See "Description of Business--Brazilian Economic Environment."

     The following table sets forth the period-end, average, high and low Commercial Market Rate (through February 21, 1995) and Noon Buying Rate (from February 22, 1995), expressed in reais per U.S. dollar for the periods indicated.

                                                                         Average for
Period                                                    Period-end      Period(1)          High            Low
---------                                                 ----------     -----------        ------          ------
1994................................................        0.8460          0.6450          1.0000          0.1186
1995................................................        0.9722          0.9228          0.9722          0.8450
1996................................................        1.0393          1.0080          1.0413          0.9733
1997................................................        1.1165          1.0805          1.1166          1.0394
1998................................................        1.2085          1.1640          1.2090          1.1160
1999  (through May 31,1999).........................        1.7340          1.8553          2.2000          1.2074

------------------
(1) Average of the rates on the last day of each month in the period.
    Source: Central Bank through February 21, 1995; Federal Reserve Bank of New York thereafter.

     At June 18, 1999, the Commercial Market Rate was R$1.7610 to US$1.00.

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations

Formation of the Holding Company and Presentation of Financial Information

     On May 22, 1998, in preparation for the privatization of the Telebras System, the Telebras System was restructured to form, in addition to Telebras, the Holding Company and 11 other New Holding Companies. The restructuring of the Telebras System was accomplished by means of a procedure under Brazilian law called cisao or split-up. Virtually all the assets and liabilities of Telebras were allocated to the New Holding Companies which, together with their respective subsidiaries, comprise (a) three regional fixed-line service providers, (b) eight regional Spun-off Companies and (c) one domestic and international long-distance service provider. In the Breakup, certain assets and liabilities of Telebras were transferred to the Holding Company, including the shares of the Subsidiaries owned by Telebras. See Note 1 to the Consolidated Financial Statements.

     The following discussion should be read in conjunction with the Consolidated Financial Statements of the Company, which are included elsewhere in this Annual Report. Certain important features of the presentation of the Consolidated Financial Statements are described in the introduction to "Selected Financial Data."

Spinoff of Cellular Telecommunications Business

     Effective January 1, 1998, the cellular telecommunications businesses of the Subsidiaries were spun off into separate companies. For 1996 and 1997, the Consolidated Financial Statements present the fixed-line telecommunications businesses of the Subsidiaries as continuing operations and the cellular telecommunications businesses as discontinued operations. See "Selected Financial Data--Background--Accounting Consequences of the Breakup of Telebras." Income from the cellular operations (before unallocated interest expense, taxes and minority interest) accounted for 41.6% and 48.1% of the Company's income before taxes and minority interest in 1997 and 1996, respectively.

Effects of Changes in Rates and Changes in Revenue Sharing

     In addition to the spin-off of the cellular businesses of the Subsidiaries, there were three major changes in the structure of telecommunications rates that affected the Company's results in 1997 and 1998.

     - Rate rebalancing. Charges for local and nonlocal services changed substantially as part of a rate rebalancing process designed to eliminate cross-subsidies from long-distance services to local services. Effective in April and May 1997, rates for measured service and monthly subscription charges increased, and rates for long-distance services decreased. Monthly subscription charges, for example, increased by 270% for residential customers and 59% for commercial customers. These changes had a positive effect on revenues from local service and an adverse effect on revenues from nonlocal services, which affected 1997 as compared to 1996 (because the changed rates applied from May 1997 onward) and 1998 as compared to 1997 (because the changed rates applied for the full year 1998).

     -     Elimination  of  Embratel  revenue-sharing.   Until  April  1998,
           the Company received a fixed percentage of revenue from interregional and international long-distance calls carried by Embratel that originated in the Company's Region. This revenue-sharing arrangement ended effective April 1, 1998. Since then, the Company receives interconnection fees from Embratel on a per-minute basis for interregional and international calls carried by Embratel that are initiated or completed on the Company's fixed-line network. The Company also receives from Embratel a supplemental per-minute charge called the Parcela Adicional de Transicao ("PAT") in order to reduce the impact of the discontinuation of the revenue-sharing arrangement. During 1998, the monthly average PAT was R$0.018 per minute. The PAT will be gradually phased out by June 30, 2001. See "Description of Business--Services--Interregional and International Service" and "--Remuneration for the Use of the Network." These changes had a substantial adverse input on revenues beginning in the second half of 1998.

     - Interconnection fees. The Company receives interconnection fees from cellular operators and, since April 1998, from Embratel. The growth in cellular telecommunications and the discontinuation of Embratel revenue-sharing have resulted in substantial growth in interconnection revenues in 1997 and 1998.

Effects of Changes in Presentation of Financial Statements in 1998

     There are two significant differences in presentation between the Consolidated Financial Statements of the Company for 1998 and for earlier years. Each of these differences should be taken into account in comparing financial condition and results of operations for 1998 and for prior years.

     - Creation of the Holding Company. The Holding Company was created effective February 28, 1998 in the Breakup of Telebras. For 1998, the Consolidated Financial Statements reflect the consolidated financial condition and results of operations of the Holding Company and the Subsidiaries. For earlier dates and periods, the Consolidated Financial Statements reflect only the combined financial condition and results of operations of the Subsidiaries, except that the portion of equity and net income attributable to shareholders other than Telebras is presented as "minority interests."

     -     Indexation for inflation.  The  Consolidated  Financial
           Statements for 1996 and 1997 were prepared using the integral restatement method to recognize the effects of inflation, and presented in constant reais of December 31, 1997. For 1998, the Company has not restated the financial statements for recognizing the impact of inflation, because the low rate of Brazilian inflation in 1998 (1.8% as measured by the IGP-M) would have made any restatement for inflation insignificant. Management believes that the lack of indexation of the Consolidated Financial Statements at and for the year ended December 31, 1998 has no material impact on the comparability of the figures for 1998 with figures for prior periods. See "Selected Financial Data" and Note 2 to the Consolidated Financial Statements.

Political, Economic, Regulatory and Competitive Factors

     The following discussion should be read in conjunction with the "Description of Business" section included elsewhere in this Annual Report. As set forth in greater detail below, the Company's financial condition and operations are significantly affected by Brazilian telecommunications regulation, including regulation of tariffs. See "Description of Business--Regulation of the Brazilian Telecommunications Industry." The Company's financial condition and net income also have been, and are expected to continue to be, affected by the political and economic environment in Brazil. See "Description of Business--Brazilian Political Environment" and "--Brazilian Economic Environment." In particular, the Company's financial performance will be affected by (i) economic growth in the Region and its impact on demand for telecommunications services, (ii) the cost and availability of financing and
(iii) exchange rates between Brazilian and foreign currencies.

     Until February 1999, the Company was the only authorized supplier of local fixed-line and intrastate telecommunications services in the Region. In February 1999, two licenses were auctioned to permit a competitor to provide local fixed-line and intraregional long-distance telecommunications services in the Region in competition with the Company. There can be no assurance that the entry of new competitors will not have a material adverse effect on the Company's business, financial condition, results of operations or prospects. Any adverse effects on the Company's results and market share from competitive pressures will depend on a variety of factors that cannot now be assessed with precision and that are beyond the Company's control. Among such factors are the technical and financial resources available to the Company's competitors, the business strategies and capabilities of the competitors, prevailing market conditions, the regulations applicable to new entrants and the Company and the effectiveness of the Company's efforts to prepare for increased competition. See "Description of Business--Competition."

Foreign Exchange and Interest Rate Exposure

     The principal foreign exchange risk faced by the Company arises from incurring a substantial part of its indebtedness in foreign currency while its revenues are earned almost entirely in reais. As a result of this mismatch, any increases in the Company's financing liabilities arising from currency fluctuations may not be compensated by increased revenues. At December 31, 1998, 74.4% of the Company's indebtedness, or R$243.5 million, was denominated in U.S. dollars. The Company's foreign-currency indebtedness consists primarily of supplier credits. The Company's management expects that the amount of supplier credits will increase in order to finance the expansion of its network. Devaluation of the real results in exchange loss on foreign-currency indebtedness, which was about R$43.0 million in 1998 and R$122.2 million for the first quarter of 1999. In the past, the Company has not hedged its risks of foreign-exchange losses arising from its foreign currency indebtedness because management considered such risks to be small relative to the Company's income. However, management may consider entering into hedging arrangements in the future if the Company's foreign currency-denominated financing increases.

     The Company is exposed to interest rate risk as a consequence of its floating rate debt. At December 31, 1998, 78% of the Company's foreign currency indebtedness bore interest at floating rates. The Company has not entered into derivative contracts or made other arrangements to hedge against this risk. Accordingly, if market interest rates (principally LIBOR) rise, the Company's financing expenses will increase.

Results of Operations for 1996, 1997 and 1998

     The following table sets forth certain components of the Company's net income, as well as the percentage change of each from the prior year, for each of the years in the three-year period ended December 31, 1998.


                                                    Year ended December 31,                      % Change
                                            --------------------------------------- -------------------------------
                                              1996           1997            1998      1996 v. 1997    1997 v. 1998
                                            -------         ------          ------     ------------    ------------
                                                    (million of reais)(1)
Net operating revenue...................     4,273.8        4,959.3          5,158.4       16.0              4.0
Cost of services........................    (2,343.6)      (2,571.4)        (3,080.9)       9.7             19.8
                                            ---------     ----------       ----------
Gross profit ..........................      1,930.2        2,387.9          2,077.5       23.7            (13.0)
Operating (expenses) income:
   Selling.............................       (382.7)        (544.1)          (576.5)      42.2              6.0
   General and administrative..........       (827.9)        (816.5)          (784.4)      (1.4)            (3.9)
   Other net operating income..........        192.0          248.7            332.6       29.5             33.8
Operating income from continuing
     operations before interest .......        911.6        1,276.1          1,049.3       40.0            (17.8)
Interest income........................         --             --              162.3        --              --
Interest expense (2)...................        (61.8)         (46.3)          (123.7)     (25.1)            --
                                            ---------     ----------       -----------
                                               849.8        1,230.0          1,088.0       44.7            (11.5)
Net non-operating expense..............        (10.2)         (60.1)          (127.3)     489.2            111.8
Employees' profit share................        (30.2)         (60.4)           (10.8)     100.0            (82.1)
                                            ---------     ----------       ----------
Income from continuing operations
     before unallocated interest,
     extraordinary items, taxes and
     minority interests................        809.3        1,109.3            949.9       37.1            (14.4)
Income from discontinued cellular
     operations before unallocated
     interest, taxes and minority
     Interests.........................        679.4          788.8             --         16.1              --
Unallocated interest income (3)........         45.4          126.6             --        178.9              --
Unallocated interest expense (3).......       (121.4)        (128.5)            --          5.9              --
                                            ---------     ----------       --------
Income before extraordinary items, taxes
     and minority interests............      1,412.7        1,896.l            949.9       34.2            (49.9)
Extraordinary items ...................         --             --           (1,034.8)      --                --
Tax effects on extraordinary items.....         --             --              306.5       --                --
Income tax and social contribution.....       (386.5)        (484.8)          (230.1)      25.4            (52.5)
Minority interests.....................       (152.3)        (312.4)            99.3      105.1            131.8
                                            --------      ---------        ---------
Net income.............................        874.0        1,098.9             90.7       25.7            (91.8)
                                            ========      =========        =========

------------------
(1) Information for 1996 and 1997 is presented in constant reais of December 31, 1997. Information for the year ended December 31, 1998 is presented in nominal reais. Columns may not add due to rounding.
(2)  For 1996 and 1997, interest expense allocable to continuing operations.
(3) For 1996 and 1997, unallocated interest income and expense represents interest income and expense that could not be allocated between continuing and discontinued operations.

     Net Operating Revenues

     The Company's revenues consist primarily of the following:

     - local service charges, which include monthly charges, measured service charges, installation charges, supplemental local services (such as call waiting, call forwarding, voice and fax mailboxes, speed dialing and caller ID), and charges for use of public telephones (including stored value cards);

     - nonlocal service charges, which include intrastate service charges for long-distance calls within states in the Region and, for periods prior to April 1998, revenue from Embratel for outgoing interstate and international long-distance calls;

     - remuneration for the use of the Company's network, which includes payments from Embratel (for the period since April 1998) to use the Company's network;

     - internetwork revenues which include payments derived from interconnection with other telecommunications service providers on a per-minute basis and on a contractual basis to use part of the Company's network;

     -    charges for data transmission (measured service and monthly rentals);
          and

     -    charges for other services.

     Gross operating revenues are offset by value-added and other indirect taxes and discounts to customers. The composition of operating revenues by category of service is presented in the Consolidated Financial Statements and discussed below before deduction of value-added and other indirect taxes. The Company does not determine net operating revenues for each category of revenue. The following table sets forth certain components of the Company's operating revenues, as well as the percentage change of each from the prior year, for 1996, 1997 and 1998.

                                                           Year ended December 31,                     % Change
                                                                                                  1996-      1997-
                                                   1996             1997            1998          1997       1998
                                                         (in millions of reais) (1)
Gross operating revenues:
   Local services:
     Monthly charges......................          451.8            893.5         1,413.0         97.8       58.1
     Measured service charges.............        1,184.5          1,404.3         1,624.8         18.6       15.7
     Public telephones....................          185.0            263.1           353.8         42.2       34.5
     Other................................          463.2            574.4           469.6         24.0      (18.2)
                                              -----------      -----------     -----------
       Total..............................        2,284.5          3,135.3         3,861.3         37.2       23.2
                                              -----------      -----------     -----------
   Nonlocal services:
     Intrastate...........................        1,010.6            827.6           893.8        (18.1)       8.0
     Interstate...........................        1,274.6          1,043.8           226.1        (18.1)     (78.3)
     International........................          211.5            155.1            37.7        (26.7)     (75.7)
                                              -----------      -----------     -----------
       Total..............................        2,496.7          2,026.5         1,157.6        (18.8)     (42.9)
                                              -----------      -----------     -----------
   Remuneration for the use of the network
     and PAT..............................           --               --             492.9          --         --
   Data transmission......................          198.9            164.3           212.3        (17.4)      29.2
   Internetwork services..................          558.3            999.4         1,114.0         79.0       11.5
   Other..................................           38.8             34.6           108.2        (10.8)     212.7
                                              -----------      -----------     -----------
Total gross operating revenue.............        5,577.2          6,360.2         6,946.3         14.0        9.2
   Value added and other indirect
     taxes................................       (1,293.1)        (1,384.1        (1,766.6)        (7.0)     (27.6)
   Discounts..............................          (10.3)           (16.8)          (21.3)       (63.1)     (26.8)
                                              -----------      -----------     -----------
Net operating revenue.....................        4,273.8          4,959.3         5,158.4         16.0        4.0
                                              ===========      ===========     ===========

------------------
(1) Information for the years ended December 31, 1996 and 1997 is presented in constant reais of December 31, 1997. Information for the year ended December 31, 1998 is presented in nominal reais. Columns may not add due to rounding.

     Charges for local and nonlocal services changed substantially as part of a rate rebalancing process designed to eliminate cross-subsidies from long-distance services to local services. Effective May 1997, rates for measured service and monthly subscription charges were increased, and rates for long-distance services were decreased. Monthly subscription charges, for example, were increased by 270% for residential customers and 59% for commercial customers.

     Local Services

     Revenues from local services increased 23.2% to R$3,861.3 million in 1998 from R$3,135.3 million 1997, which in turn reflected an increase of 37.2% from R$2,284.5 million in 1996. The growth in revenues from local services over the three-year period resulted principally from general rate increases (for monthly subscriptions and measured service charges, including charges for use of public telephones) and increases in the average number of lines in service. The average number of lines in service increased 22.0% to 7.2 million average lines in service during 1998 and increased 13.5% to 5.9 million average lines in service during 1997.

     Monthly subscription charges. Revenues from monthly subscription charges increased 58.1%, to R$1,413.0 million in 1998 from R$893.5 million in 1997, which in turn represented an increase of 97.8% from R$451.8 million in 1996. The growth over the three-year period was due principally to an increase in monthly subscription rates and an increase in the average number of lines in service. Effective May 1997, monthly subscription charges increased 270.5% for residential customers, 59.3% for customers using PBX systems and 59.2% for other nonresidential customers.

     Measured service charges. Revenue from measured service charges increased 15.7%, to R$1,624.8 million in 1998 from R$1,404.3 million in 1997, which in turn represented an increase of 18.6% from R$1,184.5 million in 1996. The growth over the three-year period was due principally to increases in rates charged per pulse and secondarily to an increase in usage as measured by the number of pulses registered, which is directly correlated to the number of lines in service. See "Description of Business--Rates--Local Rates." The price per pulse increased 61.1% in April 1997. The number of local call pulses increased 4.3% in 1998 compared to 1997. There was no significant change in the total local call pulses from 1996 to 1997 but there was a significant drop in the total number of pulses above the 90 free pulses that each customer receives, reflecting decreased telephone usage attributable to the price increase.

     Public telephones. Revenues from charges for use of public telephones increased 34.5% in 1998 to R$353.8 million from R$263.1 million in 1997, which in turn represented an increase of 42.2% from R$185.0 million in 1996. The growth in revenues from public telephones over the three-year period was due principally to an increase in per-pulse rates, which resulted in greater revenues from the sale of prepaid public telephone cards and telephone tokens, as well as to growth of the Company's public telephone network. Since prepaid public telephone cards and tokens are valid for a specified number of pulses, their prices were increased when per-pulse rates were increased.

     Other Local Services. Revenues from other local services primarily include revenues from service charges for line installation and activation and charges for supplemental local services such as call waiting, call forwarding, voice and fax mailboxes, speed dialing and caller ID. Revenues from other local services decreased 18.2%, to R$469.6 million in 1998 from R$574.4 million in 1997, which in turn represented a 24.0% increase from R$463.2 million in 1996. The decrease in 1998 reflected the full year effect of a reduction of line installation fees from R$300 to R$80 in October 1997, the partial year effect of a further reduction in March 1998 charged for installation of a line and the suspension in November 1998 of line activation charges. These decreases were partially offset by a 17.3% increase in the number of lines installed in 1998. The increase in 1997 reflected the elimination of the auto-financing system in April 1997 that was replaced with a line installation charge and a 17.2% increase the number of lines installed. See "Description of Business--Rates--Local Rates" and "--Liquidity and Capital Resources." The increase in 1997 was partially offset by the partial-year effects of the October 1997 decrease in line installation charges from R$300 to R$80. As calculated by the Company's management, margins on installation fees are very small, and it is accordingly not appropriate to defer recognition of this revenue over future periods. Although installation fees are capped by Anatel at R$80, the Company now charges R$50 and expects to further reduce installation fees as competition increases.

     Nonlocal Services

     Revenues from nonlocal services decreased 42.9% to R$1,157.6 million in 1998 from R$2,026.5 million in 1997, which in turn represented a decrease of 18.8% from R$2,496.7 million in 1996. The decrease in 1998 resulted from the discontinuation in April 1998 of the revenue-sharing arrangement between the Company and Embratel. The decrease in 1998 was partially offset by a 17.9% increase in domestic long-distance traffic for the year as a whole, which had the effect, during January to April of 1998, of increasing the long-distance call revenue retained by the Company from Embratel under their revenue-sharing arrangement. The decrease in 1997 resulted from reductions in rates for intrastate, interstate and international long-distance calls and a reduction in the fixed percentage of interstate and international long-distance call revenue retained by the Company from Embratel during 1997. The effects of rate reductions were partially offset by a 7.7% increase in the volume of intrastate and interstate long-distance calls and a 19.9% increase in the volume of international long-distance calls, which effectively increased the amount of long-distance call revenue retained by the Company from Embratel under their revenue-sharing arrangement.

     Intrastate long-distance. Revenues from intrastate long-distance service increased 8.0% to R$893.8 million in 1998 from R$827.6 million in 1997. The increase in 1998 was due principally to an increase in domestic long-distance call-minutes (approximately 50% of which are intrastate and 50% are interstate long-distance call minutes), which was partially offset by the full year effect of rate decreases averaging over 30% in May 1997. The decrease in 1997 principally reflected the partial year effect of a reduction in the average basic tariff for interstate long-distance calls in May 1997 and was partially offset by an increase in domestic long-distance call minutes.

     Interstate long-distance. Revenues from interstate long-distance service decreased 78.3%, to R$226.1 million in 1998 from R$1,043.8 million in 1997 after having decreased 18.1% in 1997 from R$1,274.6 million in 1996. The decrease in 1998 resulted from the discontinuation of the Company's revenue sharing arrangement with Embratel. The decrease in 1997 reflected a reduction in the average basic tariff for interstate calls in May 1997 and a reduction in the fixed percentage of interstate and international long-distance call revenues retained by the Company from Embratel and was partially offset by an increase in domestic long-distance call minutes.

     International long-distance. Revenues from international long-distance service decreased 75.7% to R$37.7 million in 1998 from R$155.1 million in 1997, which in turn reflected a decrease of 26.7% from R$211.5 million in 1996. The decrease in 1998 resulted from the discontinuation of the Company's revenue-sharing arrangement with Embratel, which was offset in part by a 14.4% increase in international long-distance call minutes. The decrease in 1997 reflected a significant reduction in May 1997 in rates for international long-distance calls and a reduction from 79.1% to 68.3% in the fixed percentage of international long-distance revenues retained by the Company from Embratel, offset in part by a 19.9% increase in the number of international long-distance call minutes.

     Remuneration for the Use of the Network

     Remuneration for the use of the network, totaling R$492.9 million in 1998, consists of payments from Embratel on a per-minute basis for interstate and international calls carried by Embratel that are initiated or completed on the Company's fixed-line network, which replaces the revenue sharing arrangement between the Company and Embratel that was terminated in April 1998. Remuneration for the use of the network also includes the PAT, a supplemental per-minute charge that the Company receives from Embratel in order to reduce the impact of the discontinuation of the revenue-sharing arrangement. During 1998, the monthly average PAT was R$0.018 per minute. This supplemental per-minute rebate from Embratel will be gradually phased out by June 30, 2001. See "Description of Business--Services--Interregional and International Service" and "--Remuneration for the Use of the Network."

     Data Transmission

     Revenues from data transmission increased 29.2% to R$212.3 million in 1998 from R$164.3 million in 1997, which in turn reflected a decrease of 17.4%, from R$198.9 million, in 1996. The increase in 1998 principally reflected an increase in contracts for dedicated-line service, as well as an increase in the volume of data transmitted for customers transmitting data using non-dedicated, "switched" lines, with a shift toward higher-velocity services in both categories. These increases were partially offset by a continued decrease in rates charged for data transmission. The decrease in 1997 principally reflected a 42% reduction in rates charged for data transmission offset in part by a 34% increase in the number of contracts for dedicated-line services and a shift toward higher-velocity services.

     Internetwork Services

     Revenues from internetwork services consist primarily of interconnection payments from telecommunications service providers, primarily cellular service providers, on a per-minute basis to complete calls using the Company's network and interconnection payments on a contractual basis to use part of the Company's network. Revenues from network services also include fees paid by cellular service providers for the rental from the Company of transmission facilities, to transport cellular calls within their own internal networks. Revenues from internetwork services increased 11.5% to R$1,114.0 million in 1998 from R$999.4 million in 1997, which in turn reflected a 79.0% increase from R$558.3 million in 1996. The increase over the three-year period principally reflected the growth of cellular service providers and the resulting increased demand for the Company's facilities. Interconnection revenues increased 45.1% in 1998 and 94.2% 1997. Revenues from facilities rentals increased 18.4% in 1998 and 91.9% in 1997. Management expects continued growth in revenues from network services as cellular operators grow.

     Other Services

     Revenues from other services consist of telephone directory revenues, equipment rentals and miscellaneous. Such revenues increased 212.7% to R$108.2 million in 1998 from R$34.6 million in 1997. Revenues from other services decreased 10.8% in 1997 from R$38.8 million in 1996. The increase in 1998 was principally due to services rendered to the cellular companies that were spun off from the Company in January 1998.

     Cost of Services

     Cost of services includes primarily depreciation and amortization costs, third-party services, personnel costs and costs of materials. Cost of services increased 19.8% to R$3,080.9 in 1998 from R$2,571.4 million in 1997, which in turn reflected an increase of 9.7% from R$2,343.6 million in 1996. The following table sets forth certain components of the Company's costs of services, as well as the percentage change of each from the prior year, for each of the years in the three-year period ended December 31, 1998.

                                                      Year ended December 31,                     % Change
                                               ----------------------------------------------------------------
                                                                                             1996-      1997-
                                               1996            1997             1998         1997       1998
                                               ----            ----             ----         -----      -----
                                                       (millions of reais)(1)

Cost of services:
   Depreciation and amortization.......         1,226.6         1,293.5          1,503.4       5.5       16.2
   Services............................           414.9           659.1            952.3      58.8       44.5
   Personnel...........................           560.0           508.3            446.8      (9.2)     (12.1)
   Materials...........................            80.7            71.3            116.9     (11.6)      63.9
   Other:
     Rent and insurance................            45.7            26.9             36.3     (41.0)      34.5
     Taxes.............................             0.9             1.4             15.0      55.6      971.4
     Miscellaneous.....................            14.8            10.8             10.3     (27.2)      (4.6)
                                              ---------       ---------        ---------
        Total cost of services.........         2,343.6         2,571.4          3,080.9       9.7       19.8
                                                =======         =======          =======

------------------
(1) Information for December 31, 1996 and 1997 is presented in constant reais of December 31, 1997. Information for the year ended December 31, 1998 is presented in nominal reais. Columns may not add due to rounding.

     Depreciation and amortization. Depreciation expense increased 16.2% to R$1,503.4 million in 1998 from R$1,293.5 million in 1997, which in turn reflected an increase of 5.5% from R$1,226.6 million in 1996. The increase over the three-year period principally reflected an increase in the amount of the Company's depreciable assets due to the growth of its network.

     Services. Expenses for third-party services consist primarily of interconnection payments to cellular service providers for calls originating on the Company's network and terminating on cellular networks and costs relating to maintenance and repair of terminal equipment and infrastructure. Expenses for services in 1998 primarily reflect approximately R$569 million for interconnection payments actually paid to cellular service providers and approximately R$215 million for third-party "technical plant" services, with the remainder (of approximately R$168 million) representing the cost of miscellaneous services rendered by third parties. In 1997, such expenses consisted primarily of approximately R$449 million in costs of interconnection with the cellular operations that were spun off from the Company in January 1998 and approximately R$117 million for third-party technical plant services, with the remainder (of approximately R$93 million) representing miscellaneous third-party services. The increase in interconnection costs is due to growth in call volume. The increases in expenditures for third-party technical plant services reflect increases in the number of terminals in service as well as compliance with the network expansion targets set by Anatel and the accelerated pace of lines installed for customers who invested under the prior auto-financing system.

     Personnel. Personnel expenses decreased 12.1%, to R$446.8 million in 1998 from R$508.3 million in 1997, which in turn reflected a decrease of 9.2% from R$560.0 million in 1996. The decrease in 1998 primarily reflected an absolute decrease of approximately 25% in the number of employees of the Company in the second half of 1998. The reduction in personnel was largely a result of a voluntary termination program (the "Program") initiated by the Company in October 1998. See "Description of Business--Employees." Although the program began only in the fourth quarter, it had significant effects on personnel expense for the year because the average remuneration of employees opting for the Program was significantly above the average remuneration for Company employees. The Company recorded certain nonrecurring extraordinary charges in connection with the Program. See "--Extraordinary Items (Nonrecurring Charges)." In addition, the Company significantly reduced the number of management personnel in August 1998 by replacing the separate management structures for each of the Company's 16 operating companies with four regional structures. In addition, the Company eliminated certain hierarchical levels in the management structure and terminated certain management benefits. The number of employees decreased to 24,157 at year-end 1998 from 33,295 at year-end 1997. The decrease in personnel in 1997 was due primarily to a headcount reduction in 1997 of approximately 7% compared to 1996. The number of employees per 1,000 installed access lines decreased from 5.6 at year-end 1996 to 4.6 in 1997 and to 2.8 in 1998.

     Materials. Expenses for materials increased 63.9% to R$116.9 million in 1998 from R$71.3 million in 1997 after decreasing 11.6% in 1997 from R$80.7 million in 1996. The increase in materials costs in 1998 compared to 1997 was due principally to growth of the network and improvements in quality of service to meet Anatel requirements. The decrease in 1997 resulted principally from the fact that nominal prices paid for materials increased more slowly than the rate of inflation.

     Other. Costs of other services consist primarily of certain taxes, insurance and fees paid to third parties as rent for equipment used in the Company's network. Such costs increased 56.9% to R$61.5 million in 1998 from R$39.1 million in 1997, which in turn reflected a decrease of 36.2% from R$61.4 million in 1996. The increase in 1998 reflected the full effectiveness of a tax imposed on providers of telecommunications services, the Taxa de Fiscalizacao de Telecomunicacoes - FISTEL (an ANATEL fee for the inspection of switching stations first imposed in nominal amounts in 1997), an increase in an urban real estate tax (Imposto Predial Territorial Urbano) and an increase in rental and insurance costs. The increase in insurance costs resulted from compliance with a new requirement by Anatel that the Company obtain "all risks" insurance. The decrease in 1997 principally reflected a 41.1% decrease in rental costs and a 27% decrease in miscellaneous expenses.

     Operating Expenses

     Operating expenses include selling, general and administrative and other operating expenses and are offset by other operating income. Operating expenses decreased 7.5% to R$1,028.2 million in 1998 from R$1,111.9 million in 1997, which in turn reflected an increase of 9.2% from R$1,018.7 million in 1996.

     Selling Expense. Selling expense increased 6.0% in 1998 and 42.2% in 1997. The increase in 1998 reflected an increase in marketing expenses (primarily for institutional and image advertising). The increase in 1997 reflected a significant increase in provisions for doubtful accounts due to a change in the Company's policy for provisioning, increases in costs of materials (particularly prepaid telephone cards) and commissions to vendors selling prepaid telephone cards and an increase in services supplied by third parties, especially market research consultants.

     General and Administrative Expense. General and administrative expense decreased 3.9% to R$784.4 million in 1998 from R$816.5 million in 1997, which in turn represented a decline of 1.4% from R$827.9 million in 1996. The decrease in 1998 reflected a 45.2% reduction in administrative overhead costs (primarily personnel), which were largely offset by costs of third-party services in connection with the privatization (such as costs for due diligence, accounting and post-privatization analysis of the Company). The decrease in 1997 reflected decreases in costs of administrative personnel (principally a decrease in wages and benefits provided to employees) and in general overhead costs, which were partially offset by an increase in costs for third party services.

     Other Net Operating Income. Other net operating income includes revenues from fines collected by the Company for late payments by customers, technical and administrative services (such as billing, computer services and the like) rendered by the Company to third parties (principally cellular companies), research and development expenses, provisions for contingencies and miscellaneous other categories of operating income and expense. Other net operating income increased 33.8% to R$332.6 million in 1998 from R$248.7 million in 1997, which in turn reflected an increase of 29.5% from R$192.0 million in 1996. The increase in 1997 was principally due to an increase in income for technical and administrative services rendered to third parties and by the absence in 1997 of provisions for early retirement of employees, which totaled R$80.9 million in 1996, which were offset in part by a reduction in fines collected by the Company for late payments by customers. The decrease in fines collected resulted from a reduction in the rate at which such fines are to be calculated under Brazilian law from 10% of the outstanding bill to 2%. See Note 7 to the Consolidated Financial Statements.

     Extraordinary Items

     In 1998, the Company recorded extraordinary charges totaling R$1,034.8 million. These extraordinary items consist principally of contingencies for certain labor claims, provisions relating to certain tax contingencies, implementation of a voluntary employment termination program, and acceleration of depreciation of analog equipment. See Note 8 to the Consolidated Financial Statements.

     Interest Income (Expense)

     The Company had interest income of R$162.3 million in 1998, compared with unallocated interest income of R$126.6 million and R$45.4 million in 1997 and 1996, respectively. Interest income in 1998 consisted primarily of interest income on cash and cash equivalents (which increased significantly in 1998 following the receipt by the Company of R$165.7 in connection with the Breakup of Telebras) and accounts receivable from subscribers and cellular telephone companies. See "--Liquidity and Capital Resources." The increase in unallocated interest income in 1997 resulted principally from an increase in interest rates and cash on hand, as well as an increase in interest on accounts receivable.

     Interest expense amounted to R$123.7 million in 1998, compared with allocated and unallocated interest expense of R$174.8 million and R$183.4 million in 1997 and 1996, respectively. The decrease in interest expense in 1998 resulted primarily from a reduction in consolidated indebtedness attributable to the Breakup of Telebras. Upon its creation, the Holding Company received, in addition to the shares of the Subsidiaries, certain assets of Telebras consisting primarily of claims against the Subsidiaries. These assets and the related liabilities of the Subsidiaries are eliminated in consolidation. As a result, the consolidated indebtedness of the Company as of December 31, 1998 is substantially lower than the combined indebtedness shown in the Consolidated Financial Statements as of December 31, 1997. The decrease in allocated and unallocated interest expense in 1997 resulted principally from a reduction in total indebtedness together with a decrease in the effective rates paid on such indebtedness.

     Employees' Profit Share

     All Brazilian companies are required under Brazilian law to compensate employees, in addition to their salary and benefits, with profit sharing. The amount of such profit sharing is determined by negotiation between the Company and the labor unions representing the employees. For state owned companies, such profit sharing payments were limited to 25% of total proposed dividends. Following the privatization of the Company, employee profit share will be limited only by the 25% of dividends limit and will be renegotiated by the Company and the unions representing its employees. The Company's employees' profit share was R$10.8 million in 1998 and R$60.4 million in 1997.

     Minority Interests

     Minority interests reflect the participation of the Subsidiaries' minority shareholders in the net income or loss, as the case may be, of such Subsidiaries. Minority interests in 1998 reflect such minority shareholders' R$99.3 million share in the overall losses experienced at the Subsidiaries. The large minority participation in losses relative to the Company's consolidated net loss before minority interests of R$8.6 million was due primarily to large losses sustained by Telerj, Telamazon and Telasa, where minority shareholdings are comparatively large, which were partially offset by minority participation in net income of other operating subsidiaries, particularly Telemig, where minority shareholdings are comparatively small. Minority interest in the net income of the Subsidiaries in 1996 and 1997 was R$152.3 million and R$312.4 million, respectively, reflecting 14.8% and 22.1% of income before minority interest, respectively. The increase in 1997 in minority interest as a percentage of income before such interest principally reflected the capitalization by the Company (through the issuance of preferred shares) of resources collected from new subscribers pursuant to a system called "auto-financing." See "--Liquidity and Capital Resources."

Liquidity and Capital Resources

     The Company's primary source of funds is cash flow generated from continuing operations, net of taxes applicable to both continuing and discontinued operations. Net cash flow generated from operating activities was R$1,828.1 million and R$2,793.5 million in 1997 and 1998, respectively.

     The Company's principal uses of funds are for capital expenditures and payments of dividends to shareholders. Capital expenditures totaled R$2,407.7 million, R$2,618.0 million and R$2,228.1 million for the years ended December 31, 1998, 1997 and 1996, respectively. The expenditures related primarily to the expansion and modernization at the Company's network. See "Description of Business--Capital Expenditures." In addition, the Company paid dividends of R$481.0 million, R$265.2 million and R$138.0 million in 1998, 1997 and 1996, respectively.

     In the past, the Company's investing activities were financed using a combination of inter-company loans from Telebras and the system of "auto-financing." Under the system of auto-financing, prospective telephone customers were required to make expansion plan contributions directly to the telephone company from which service was solicited. Such contributions to the Subsidiaries were capitalized by the issuance of preferred shares to its new customer at the first ordinary shareholders meeting following the year which the customer completed payment of the expansion plan contribution. The system of auto-financing has been terminated, with no new contracts having been signed after June 1997. See Note 24 to the Consolidated Financial Statements. The Company received resources totaling R$600.5 million and R$924.4 million through the auto-financing system in the years ended December 31, 1997 and 1996, respectively.

     The Company had R$327.2 million of total indebtedness at December 31, 1998. The principal source of the Company's indebtedness was financing from suppliers for the purchase of equipment. Approximately 74.4% of financing from suppliers is denominated in U.S. dollars. See Note 20 to the Consolidated Financial Statements. Such financing relates to equipment financing from Siemens do Brasil Ltda., Alcatel Telecomunicacoes, NEC do Brasil Ltda., Bosch, Alcoa Aluminum, Splice Telecomunicacoes and other suppliers of telecommunications equipment. The financing bears interest at fixed rates varying between 10.9% and 12.8% per annum and floating rates varying between LIBOR + 3% and LIBOR + 6.6% per annum.

     The Company's total indebtedness for loans and financing was R$1,623.6 million and R$1,575.4 million as of December 31, 1997 and 1996, respectively, a substantial majority of which consisted of intercompany financing from Telebras. Except for equipment financings (which are with entities not affiliated with Telebras), the Company's obligation with respect to these obligations as of December 31, 1998 terminated upon the Breakup of Telebras.

     The Company has planned capital expenditures of approximately R$2,400 million in 1999. Management expects that a significant portion of its 1999 capital expenditures will be funded by internally generated cash, but it expects that the Company will have access to financing of approximately R$1,500 million. The Company expects financing to be available from suppliers and financial institutions, primarily from the Banco Nacional de Desenvolvimento Economico e Social - BNDES, with which the Company is currently engaged in negotiations regarding a possible financing. Although the Company's capital expenditures for the year 2000 will depend upon economic conditions in the Region, management believes that such expenditures will be approximately R$2,100 million.

     The Holding Company is required to distribute to its shareholders, either as dividends or as tax-deductible interest on capital (in the later case when the conditions provided in the law are met), 25% of its adjusted net income determined in accordance with Brazilian accounting principles, as adjusted in accordance with Brazilian corporate law including any realization of the net income reserve. The Holding Company is also required to pay a non-cumulative preferred dividend on its preferred shares in an amount equal to 6% of the share capital attributable to the preferred shares under Brazilian corporate law.

     The Company participates in a multi-employer defined benefit plan that covers the former employees of the Telebras System, and the Company is contingently liable for the unfunded obligations of the plan. See Note 22 to the Consolidated Financial Statements.

     The Holding Company's principal assets are the shares of the Subsidiaries. The Holding Company relies almost exclusively on dividends from the Subsidiaries to meet its needs for cash, including for the payment of dividends to its shareholders. The Holding Company controls the payment of dividends by the Subsidiaries, subject to limitations under Brazilian law.

     The Company is party to certain credit agreements that contain covenants restricting, among other things, (i) the ability of Telebras to dispose of all or a substantial part of its assets or to cease to control a company that was an operating subsidiary of the Telebras System and (ii) the ability of the Federal Government to dispose of its controlling interest in the Telebras System. The Breakup of Telebras on May 22, 1998, the privatization of the New Holding Companies on July 29, 1998 and the announced liquidation of Telebras constituted events of default under such credit agreements. In addition, most of the Company's other credit agreements include cross-default provisions and cross-acceleration provisions that would permit the holders of such indebtedness to declare the indebtedness to be in default and to accelerate the maturity thereof if a significant portion of the principal amount of the Company's debt is in default or accelerated. The total amount of the Company's outstanding debt as of December 31, 1998 which is currently or is expected to be in default is approximately R$111.4 million. The Company is in negotiations with the appropriate creditors with respect to this indebtedness. Although none of the Company's creditors have notified the Company that they intend to pursue their rights and remedies with respect to these defaults, there can be no assurance that the Company will be able to obtain waivers or that the creditors will not exercise their rights and remedies under the credit agreements.

U.S. GAAP Reconciliation

     The Company prepares its consolidated financial statements in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. The differences are described in Note 31 to the Consolidated Financial Statements. For 1998, U.S. GAAP net loss is R$39.4 million (net income of R$1,232.3 million in 1997), compared to R$90.7 million net income under Brazilian GAAP (net income of R$1,098.9 million in 1997). Shareholders' equity at December 31, 1998 is R$9,963.2 million under U.S. GAAP compared to R$9,931.8 million under Brazilian GAAP.

     The differences between Brazilian GAAP and U.S. GAAP that have the most significant effects on net income and shareholders' equity are the treatment of capitalized interest and the accounting for auto-financing contributions, proposed dividends and discounted stock purchases by employees. See Note 31 to the Consolidated Financial Statements. In addition, under Brazilian GAAP, loans and financing balances in default are not always classified as current liabilities while under U.S. GAAP, loans and financings in default or expected to be in default within a year of the balance sheet date are classified as current obligations unless creditors have provided the Company waivers for such defaults.

Year 2000 Compliance

     Some computer programs use two digits rather than four to identify years, which can cause them to treat references to the year 2000 as references to the year 1900. Mistakes of this kind in Company computer programs running date-sensitive applications could cause miscalculations or lead to a system failure that would disrupt the Company's operations, resulting in a temporary inability to process transactions, send invoices or engage in normal business activities. "Year 2000 compliance" refers to preparing a system to respond to problems of this nature upon the advent of the year 2000.

     In October 1998, the Company's Information Technology ("IT") Department created a year 2000 project office to coordinate the Company's efforts to achieve year 2000 compliance. The objectives of the Project office were to define a common strategy to address the year 2000 issue, to create a method capable of implementing the defined strategy and to put in place a management system that would track the Company's efforts to achieve year 2000 compliance.

     Under management's strategy for addressing the year 2000 problem, the Company was divided into five areas: (i) information systems, (ii) telecommunications plant, (iii) hardware and software, (iv) infrastructure and
(v) partners. Information systems includes all the applications developed or bought by the Company that are running in mainframes and in personal computers (high and low platforms). The telecommunications plant involves all the equipment, including software, related to switching, data transmission, data communications, network management and network infrastructure. The third area refers to all computing hardware and software used by the Company regardless of its function. Infrastructure includes all the equipment related to the site environment, including items such as fax machines, elevators and energy systems. The last area refers to the external entities that have commercial relations with the Company, such as customers and suppliers.

     To organize the Company's efforts to achieve year 2000 compliance, the Company has appointed a general project manager and a segment manager for each one of the five segments. Additionally, approximately 80 employees throughout the Subsidiaries have been assigned year 2000 coordinating responsibilities, approximately 100 additional employees are employed full time or part time in the project, and more that 200 vendors are also involved in the project. The Company also formed a year 2000 steering committee comprised of the IT Director and the major executives from the area of information technology representing the four major regions of the Company. The steering committee meets every 15 days to evaluate the Company's year 2000 compliance based on information generated by the project office.

     In respect of information systems, the Company inventoried 110 million lines of code and determined that 60 million lines of code needed to be converted to address the year 2000 problem. Approximately 80% of the 60 million lines of code have already been converted and are already implemented and running. The remaining lines of code are currently being converted and undergoing testing and certification and are scheduled to be converted by June
30. The efforts to achieve year 2000 compliance in the telecommunications plant segment include (i) negotiating with the major Company's telecommunications suppliers to create year 2000 ready versions of the Company's plant equipment and, (ii) with the assistance of a U.S. based telecommunications consulting firm, assessing the plant systems as a whole, identifying the most critical areas of the business that may be impacted by year 2000 issues, performing exhaustive tests and creating a detailed business contingency plan. For the hardware and software segment, the Company defined a base line of high platform mainframe hardware and software and has already concluded work necessary to make such hardware and software year 2000 compliant. In the low platform hardware and software, which includes desktops, local networks and servers, the Company is working with third parties, particularly suppliers, to implement a certification process that includes adjustments or replacements to software and hardware when necessary. In respect of infrastructure, over 90% of the Company's components are already year 2000 compliant and the Company has negotiated with the Company's major telecommunications suppliers to create year 2000 compliant infrastructure. With respect to partners, the Company began promoting in June large events, organized by the year 2000 project office and various business departments, for customers to communicate to customers the status of the Company's year 2000 compliance efforts, including directing customers how to fix, test and create contingencies for their own businesses. The Company expects to complete the necessary adjustments and testing in respect of each segment by June 30, complete implementation of its contingency plans by October 30 and is already prepared to be audited by specialized firms to evaluate the Company's year 2000 compliance.

     In order to implement the project phases described above by the projected dates, the Company has planned a budget totaling R$95 million. The total budget is divided between the five project segments in the following manner: R$28 million for information systems, R$55 million for telecommunications plant segment, R$10 million for hardware and software, R$1.5 million for infrastructure and R$0.5 million for partners. The Company estimated that it will spend 80% of the total planned budget in order to complete the project and achieve year 2000 compliance.

     The most likely year 2000 worst case scenario that the Company may face relates to the occurrence of data transmission and billing problems. Such problems would severely impact the Company's operations and damage the Company's reputation, especially if the year 2000 problem were to cause the Company's systems to generate incorrect billing information. The Company cannot estimate the potential total lost revenue if such problems were to occur. The Company has focused its efforts during the phases of assessment, correction and contingency planning to bring the risk related to the occurrence of such problems close to zero.

Item 9A. Quantitative and Qualitative Disclosures about Market Risk

     The Company is exposed to market risk from changes in both foreign currency exchange rates and interest rates. The Company is exposed to foreign exchange rate risk because certain of its costs are denominated in currencies (primarily the U.S. dollar) other than those in which it earns revenues (primarily the real). Similarly, the Company is subject to market risk deriving from changes in interest rates which may affect the cost of its financing. The Company does not use derivative instruments, such as foreign exchange forward contracts, foreign currency options, interest rate swaps and forward rate agreements, to manage these market risks, nor does it hold or issue derivative or other financial instruments for trading purposes.

Exchange Rate Risk

     On January 13, 1999, the Brazilian monetary authorities raised the ceiling of the foreign exchange trading band ceiling between the real and the U.S. dollar under the crawling-peg exchange control system in place, establishing a new maximum rate of R$1.32 to US$1.00. As a consequence of continued strong downward pressures on the real, the Central Bank abandoned the new band on January 18, 1999 and announced that the currency would be allowed to float, and the value of the real continued to decline. The Commercial Market Rate value of the real declined from R$1.2085 per US$1.00 at December 31, 1998 to R$1.6607 per dollar at April 30, 1999.

     The Company has exchange rate exposure with respect to the U.S. dollar. In April 1999, approximately R$413.6 million of the indebtedness of the Company was denominated in foreign currency. The potential immediate loss to the Company that would result from a hypothetical additional 10% change in foreign currency exchange rates from that date would be approximately R$41.4 million.

Interest Rate Risk

     At December 31, 1998, the Company had approximately R$327.2 million in loans and financing outstanding, approximately 83% of which bore interest at floating rates. The Company invests its excess liquidity (R$266 million at December 31, 1998) mainly in short-term instruments. The Company would not have suffered a measurable loss over one year if a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial assets and liabilities on December 31, 1998 had occurred. The Company had sufficient cash surpluses earning interest at floating rates to counterbalance its floating rate liabilities. The above sensitivity analyses are based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities and sustained over a period of one year. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g. U.S. dollars). As a result, the Company's interest rate risk sensitivity model may overstate the impact of interest rate fluctuation for such financial instruments as consistently unfavorable movements of all interest rates are unlikely.

Item 10.   Directors and Officers of Registrant

Board of Directors

     The Holding Company is administered by a Board of Directors (Conselho de Administracao) and a Board of Executive Officers (Diretoria). The Board of Directors is comprised of eleven regular members and eleven alternates serving for a term of three years. The Board of Directors holds a regular meeting once a month and holds special meetings when called by the Chairman or by two members of the Board of Directors.

     The following are the current members of the Board of Directors and their respective positions.

     Name                                                      Position
     --------------                                         --------------
     Carlos Francisco Ribeiro Jereissati................       Chairman
     Sergio Lins de Andrade.............................       Director
     Atilano de Oms Sobrinho............................       Director
     Antonio Dias Leite Neto............................       Director
     Paulo Eduardo Cabral Furtado.......................       Director
     Jose Mauro Mettrau Carneiro da Cunha...............       Director
     Derci Alcantara....................................       Director
     Manoel Horacio Francisco da Silva..................       Director
     Jose Leitao Viana..................................       Director
     Jose Maria Guimaraes Monteiro......................       Director
     Rossano Maranhao Pinto.............................       Director

     Set forth below are brief biographical descriptions of the Directors.

     Carlos Francisco Ribeiro Jereissati, 52 years old, has served as Chairman of the Board of Directors since August 1998. He served as a Director of the Sao Paulo Stock Exchange and Vice Chairman of the Board of Directors of Companhia Vidracaria Santa Marina (Saint Gobain Group). He currently serves as the main Executive of the Jereissati Group (La Fonte/Iguatemi), as a Member of the Council of Directors of Americel S.A., President of the Executive Council of ABRASCE (Brazilian Association of Shopping Malls) and member of the Consultant Council of SECOVI (Union of the Companies engaged in the Purchase, Sale, Rental and Management of Residential and Commercial Real Estate of Sao Paulo). He holds a degree in economics from Mackenzie University of Sao Paulo.

     Sergio Lins Andrade, 54 years old, has served as a Director since August 1998. He served as a Director of Tibras from 1996 to 1998. He currently serves as the Chairman of the Board of Directors of Construtora Andrade Gutierrez, where he has served as a Director since 1978, and of Zagope - Empresa de Obras Publicas S.A. and as Vice-President of Instituto Cultural Minerva. He holds an engineering degree from the Federal University of Rio de Janeiro.

     Atilano de Oms Sobrinho, 56 years old, has served as a Director since August 1998. He joined the INEPAR group of companies in 1960, where he served in many different positions, including Industrial Director of ENCO Engenharia e Comercio S.A., General Manager and President of INEPAR S.A. Industria de Construcoes, President of IBR Industria Brasileira de Reles (electrical parts), Superintendent of INEBRASA Industrias Eletromecanicas Brasileiras S.A., Chairman of the Board of SECCIONAL do Brasil S.A. (metallic structures), Director of Teknergia (energy consulting), President of SID Informatica S.A. (computers and electronics), President of INEPAR S.A. Eletroeletronica (formerly Westinghouse Corporation and Inepar Semiconductors), member of the Board of Directors of CARBOMAFRA (coal), and President of MEGAENERGIA Participacoes Ltda. (construction management and consulting on energy projects). He holds a law degree from the Curitiba Law School.

     Antonio Dias Leite Neto, 52 years old, has served as a Director since August 1998. He served as the President of CMA gold mining company and Executive Vice-President of Bradesco Seguros, an insurance company affiliated with Banco Bradesco. He served as President and Chairman of the Board of Multicanal Participacoes S.A. and of Multicanal Telecomunicacoes S.A. the largest paid TV company in Latin America, co-founded by him in 1991. He currently serves as Managing Partner of Macal Investimentos e Participacoes S.A.., as Chairman of the Board of Directors of Shoptime S.A. and of CMA Mineracao S.A. and of TV Sky Shop. He holds a degree in economics from the Catholic University of Rio de Janeiro.

     Paulo Eduardo Cabral Furtado, 44 years old, was elected to the Board of Directors on April 30, 1999. He served as Deputy Executive Officer of the Caixa Economica Federal (1997-1999). He currently serves as the President of FUNCEF (the Pension Fund of Caixa Economica Federal) and as a Director of Companhia Vale do Rio Doce - CVRD. He holds an law degree from the Federal University of Para and a graduate degree in Economic and Corporate Law from the Graduate School of Economics of the Getulio Vargas Foundation.

     Jose Mauro Mettrau Carneiro da Cunha, 49 years old, was elected to the Board of Directors on April 30, 1999. He has served as an Executive Officer of BNDES since 1991, and as Vice-President since 1999. He has also served as a Director of Aracruz Celulose S.A. since 1999 and as a Director of Light S.A. since 1997. He holds a degree in mechanical engineering from Catholic University of Petropolis and a masters degree in Industrial and Transportation Projects Engineering from COPPE of The Federal University of Rio de Janeiro.

     Derci Alcantara, 43 years old, was elected to the Board of Directors on April 30, 1999. He served as General Manager of several branches of Banco do Brasil S.A., where he also served as Deputy Superintendent, Regional Superintendent for the Sate of Rio Grande do Sul and Regional Superintendent for the Sate of Parana. He currently serves as an Investment Director of PREVI. He holds a Business Administration degree by the Federal University of Santa Maria/RS, Master in Business Administration in finance and capital markets from IBMEC-The Brazilian Institute of Capital Markets, a masters degree in Business Administration from the Federal University of Rio Grande do Sul.

     Manoel Horacio Francisco da Silva, 53 years old, was elected to the Board of Directors on April 30, 1999 and has been serving as President of the Company since February, 1999. He served as President of Paper and Pulp branch of Companhia Vale do Rio Doce, of Sharp Equipamentos Eletronicos S.A. and of Ficap/Marvin Corporation do Brazil and as Superintendent Director for the Restructuring of Companhia Vale do Rio Doce at Companhia Siderurgica Nacional. He holds a degree in Business Administration from the Catholic University of Sao Paulo and diplomas in advanced management programs held by Harvard and Oxford Universities.

     Jose Leitao Viana, 60 years old, has served as a member of the Board of Directors since February 1999. Since February 1996, Mr. Viana has been the Investment Director of Fundacao SISTEL de Seguridade Social. He served as a member of the Board of Directors of Telebrasilia, Telerj, Telpe, Telemig and Telemig Celular Participacoes S.A. He also served as Financial and Economic Director and Vice President of Telecomunicacoes de Minas Gerais S.A. and as the Financial and Economic Director for Telebras. Mr. Viana holds a degree in economics from the School of Economic Sciences of the University of the State of Guanabara and a post-graduate degree in economic engineering and industrial administration from the National School of Engineering - UFRJ.

     Jose Maria Guimaraes Monteiro, 59 years old, was elected to the Board of Directors on April 30, 1999. He served as President of Companhia de Seguros do Estado de Sao Paulo - COSESP (1998). He currently serves as President of Companhia de Seguros Alianca do Brasil, of Brasil Veiculos Companhia de Seguros and of Brasilsaude Companhia de Seguros. He holds a degree in Business Administration from the Getulio Vargas Foundation.

     Rossano Maranhao Pinto, 42 years old, was elected to the Board of Directors on April 30, 1999. He joined Banco do Brasil S.A. in 1976 where, among other positions, he served as Team Coordinator, as Deputy-Manager of the Financial Administration of the International Department and as Executive Superintendent of the Business Strategic Unit of the International Department. Still with Banco do Brasil, he currently serves as Executive Officer for Business of the International and Commercial Departments. He also serves as a Director of the Brazilian American Merchant Bank and Executive Officer of Banco Latino Americano de Exportaciones (Panama). He holds a degree from the Associacao de Ensino Unificado do Brasil and a Master of Science in Economics from the University of Illinois.

     The following are the current alternate members of the Board of Directors and their respective positions.

     Name                                                      Position
     -------------                                        ------------------
     Jose Maria de Cesarino Henriques Soares.........     Alternate Director
     Celso Fernandez Quintella.......................     Alternate Director
     Mario Celso Petraglia...........................     Alternate Director
     Carlos Alberto da Veiga Sicupira................     Alternate Director
     Thales Salomao Belem de Souza...................     Alternate Director
     Nelson Rozental.................................     Alternate Director
     Armenio Augusto de Almeida Sabugueiro...........     Alternate Director
     Durval Jose Soledade Santos.....................     Alternate Director
     Hassan Gerbim...................................     Alternate Director
     Fernando Antonio Pimentel de Melo...............     Alternate Director
     Wilson Pumar de Paula...........................     Alternate Director

     Set forth below are brief biographical descriptions of Alternate Members of the Board of Directors.

     Jose Maria de Cesarino Henriques Soares, 58 years old, was elected as alternate to Director Carlos Francisco Ribeiro Jereissati on April 30, 1999. He serves as an Executive Officer of Consulting Group do Brasil since 1987. Prior to that he served as the Superintendent of the Sao Paulo Stock Exchange. He holds a degree in Business Administration from the Getulio Vargas Foundation and diplomas in advanced management from INSEAD, France.

     Celso Fernandez Quintella, 55 years old, was elected as alternate to Director Sergio Lins de Andrade on April 30, 1999. He has been serving as an Executive Officer of Construtora Andrade Gutierrez S.A. since 1991. He served as a Director of Flexibras Tubos Flexiveis Ltda. from 1986 to 1989 and as President and a Board member from 1989 to 1991. He also served as a Director of Companhia Eletromecanica CELMA from 1991 to 1996 and is currently as Chairman of the Board of UNNISA - Solucoes em Meios de Pagamento Ltda. He holds a degree in mechanical engineering from the Federal University of Rio de Janeiro and an OPM degree from the Harvard Business School.

     Mario Celso Petraglia, 55 years old, was elected as alternate to Director Atilano de Oms Sobrinho on April 30, 1999. Among several positions held by Mr. Petraglia in the Inepar Group of companies, he served as Administrative and Financial Executive Officer, as Financial Executive Officer, as a member of the Board of Directors and as Vice-President of Inepar S.A. Industria e Construcoes, as an Executive Officer of Inepar Administracao e Participacoes S.A., as a Member of the Board of Directors of Iridium do Brasil and of Inepar-Fem Equipamentos e Montagens, where he also chaired the Board, and as an Executive Officer of Inepar Energia S.A., of Divisa Veiculos Ltda., of Euro Import Veiculos Ltda., of Inepar Telecom Ltda., of TV PR Televisao a Cabo Ltda. and of TV Cabo Resistencia SS Ltda. He holds a law degree from the Law School of the University of Curitiba.

     Carlos Alberto da Veiga Sicupira, 51 years old, was elected as alternate to Director Antonio Dias Leite Neto on April 30, 1999. He holds a degree in Business Administration from the Federal University of Rio de Janeiro - UFRJ. He served as an Executive Officer of Banco de Investimentos Garantia S.A. where he also served as Chairman of the Board of Directors. He served as Superintendent Director of Lojas Americanas S.A. He currently serves as the Chairman of the Board of Directors of Lojas Americanas S.A. and of Artex S.A. Fabrica de Artefatos Texteis, and as a Director of Companhia Cervejaria Brahma and of Polonia Participacoes S.A., where he also serves as an Executive Officer.

     Thales Salomao Belem de Souza, 44 years old, was elected as alternate to Director Paulo Eduardo Cabral Furtado on April 30, 1999. He served as General Manager of Agencia Valenca, Rio de Janeiro (1998-1999), Agencia Cirio, Para (1996-1997 and 1990-1991) and Agencia Abaetuba, Para (1986-1987). He also served as Regional Superintendent of SUREG/PA) and as a member of the Commission of the Central Bank of Brazil formed to investigate BANPARA in 1987. He currently serves as Real Estate Director of FUNCEF and as a Director of Ferronorte, Ferropasa and Ferroban. He holds a degree in data processing from the Para High Teaching Center.

     Nelson Rozental, 46 years old, was elected as alternate to Director Jose Mauro Mettrau Carneiro da Cunha on April 30, 1999. He serves as an Executive Officer of BNDESPAR, as a member of the Board of Directors of Bahia Sul Celulose S.A., of the Rio de Janeiro Stock Exchange, of Iochpe-Maxion, as an alternate member of the board of Light Servicos de Eletricidade S.A., as a member of the Consulting Board of Brasil Private Equity Fundo Mutuo de Investimento em Acoes - Carteira Livre and of the Investment Committee of Fundo Brazilian Equity Partners and of Fundo Bradesco Templeton de Valor e Liquidez. He holds a degree production engineering from the Federal University of Rio de Janeiro - UFRJ, a masters degree in Business Administration with a major in finance from the COPPEAD/UFRJ.

     Armenio Augusto de Almeida Sabugueiro, 53 years old, was elected as alternate to Director Derci Alcantara on April 30, 1999. He serves as Manager of Financial Transactions of the Pension Fund of the Employees of Banco do Brasil - PREVI. He held several positions as a professor in many institutions in Rio de Janeiro. He holds a degree in Physics from the Federal University of Rio de Janeiro.

     Durval Jose Soledade Santos, 50 years old, was elected as alternate to Manoel Horacio Francisco da Silva on April 30, 1999. He served as a Director of BNDES Participacoes S.A - BNDESPAR (1995-1998), as Vice-President of BANERJ (Banco do Estado do Rio de Janeiro) and its subsidiaries (1988-1991), and as General Superintendent of the Brazilian Securities and Exchange Commission
(1986). He has also served as a member of the Board of Directors of Light S.A. (1997-1998), of Aracruz Celulose S.A. (1986-1988) and a Regular Director of the Company from August 1998 to April 1999. He currently serves as a member of the Board of Directors of the Sao Paulo Stock Exchange (BOVESPA), of ABRASCA - The Brazilian Association of Publicly-Held Companies and of La Fonte Participacoes. He is also a senior partner of Motta, Fernandes Rocha Advogados. He holds a law degree from the Federal University of Rio de Janeiro, with specialization in business law, a MBA from the Federal University of Rio de Janeiro-UFRJ and post-graduate degree in economics from the Catholic University of Rio de Janeiro.

     Hassan Gerbim, 53 years old, was elected as alternate to Director Jose Maria Guimaraes Monteiro on April 30, 1999. He served as a member of the Board of Directors, as President and as an Executive Director of Telecomunicacoes de Brasilia S.A. - Telebrasilia from 1993 to 1999. He serves as a Vice-President of Companhia Alianca de Seguros do Brasil and as an Executive Officer of Brasilcap Capitalizacao S.A. He holds a degree in electrical engineering from the University of Brasilia.

     Fernando Antonio Pimentel de Melo, was elected as alternate to Director Jose Leitao Viana on April 30, 1999. He served as designated counsel and representative of SISTEL before Telpe, as Assistant to the Superintendent Director and as Head of the Legal Department of SISTEL, as Member of the Technical Commission for Legal Matters of the Brazilian Association of Private Pension Funds - ABRAPP, where he also served as a Pension Director and as Member of the Legal Commission of the Counsel of Administration of Complementary Pension, of which he later became a Regular Member and a Member of the Chamber of Appeals. He serves as a member of the Board of Directors of TELEMAR Nordeste/Norte/Leste, of Telesp Participacoes S.A., as Pension Director of SISTEL, as Vice-President of SINDAPP and as a Superintendent Director of SISTEL. He holds a law degree from the Federal University of Pernambuco.

     Wilson Pumar de Paula, 47 years old, was elected as alternate to Director Rossano Maranhao Pinto on April 30, 1999. He serves as Information Systems Manager of PREVI - The Pension Fund of the Employees of Banco do Brasil S.A. since 1996. He holds a degree of Systems Analyst and a MBA from the Getulio Vargas Foundation.

Board of Executive Officers

     The Board of Executive Officers consists of a President, Vice-President, Regulatory Vice-President three Executive Officers, elected by the Board of Directors for a term of three years. An Executive Officer may be removed from office at any time.

     The following are the Executive Officers and their respective positions.

     Name                                                Position
     ----------                               --------------------------------
     Manoel Horacio Francisco da Silva......  President
     Jose Fernandes Pauletti...............   Vice-President of Operations
     Renato Cesar Moreira Braga.............  Vice-President of Finance
     Geraldo Pereira de Araujo..............  Vice-President of Technology
     Vacant.................................  Vice-President of Administration

     Jose Fernandes Pauletti, 50 years old, was elected Vice-President of Operations on May 5, 1999. He served as Vice-Director of Finance of Embratel, as Control Executive Officer, Vice-President and President of Elebra Computers, as Vice-President of Digital, as Support Executive Officer of STC Telecomunicacoes and as an Executive Officer of Promom. He holds a degree in Business Administration and an MBA, both from Fundacao Getulio Vargas.

     Renato Cesar Moreira Braga, 42 years old, was elected Vice-President of Finance on May 5, 1999. He served as Chief Financial Officer of TAM Airlines Group and Ericsson Telecom, as Marketing Director (Ericsson), as Treasury Director (Pepsi-Cola Bottling), and as Financial Manager (Ericsson and Noragro). He holds a degree in Chemical Engineering from Universidade Federal Fluminense, a MBA degree in finance from the Instituto Brasileiro de Mercado de Capitais and a diploma for completion of the MSc program in production engineering.

     Geraldo Pereira de Araujo, 49 years old, years old, was elected Vice-President of Technology on May 5, 1999. He joined Telemig in 1973 where he served as Assistant to the Vice-President, as head of the Department of Planning, as head of the Department of Coordination of the Vice-President, as Alternate Member of the Board of Directors and as Director of Engineering. He also served as head Advisor of Planning and Coordination and as head of the Department of Business Coordination of Embratel, as President of the Telecomunicacoes do Rio de Janeiro - TELERJ and as President of the Company from May 1998 to January 1999. He holds a degree in telecommunications engineering from the Military Institute of Engineering and a degree in business administration from the Federal University of Rio de Janeiro. In addition, he has completed graduate work in nuclear engineering.

Item 11. Compensation of Directors and Officers

     For the year ended December 31, 1998, the aggregate amount of compensation paid by the Holding Company to all directors and executive officers of the Holding Company was approximately R$1.2 million.

     For the year ended December 31, 1998, the aggregate amount set aside or accrued by the Holding Company to provide pension, retirement or similar benefits for officers and directors of the Holding Company was approximately R$35,134.

Item 12. Options to Purchase Securities from Registrant or Subsidiaries

     None.

Item 13. Interest of Management in Certain Transactions

     None.

                                     PART II

Item 14. Description of Securities to be Registered

     None.

                                    PART III

Item 15. Defaults upon Senior Securities

     The Company is party to certain credit agreements that contain covenants restricting, among other things, (i) the ability of Telebras to dispose of all or a substantial part of its assets or to cease to control a company that was an operating subsidiary of the Telebras System and (ii) the ability of the Federal Government to dispose of its controlling interest in the Telebras System. The Breakup of Telebras on May 22, 1998, the privatization of the New Holding Companies on July 29, 1998 and the announced liquidation of Telebras constitute events of default under such credit agreements. In addition, most of the Company's other credit agreements include cross-default provisions and cross-acceleration provisions that would permit the holders of such indebtedness to declare the indebtedness to be in default and to accelerate the maturity thereof if a significant portion of the principal amount of the Company's debt is in default or accelerated. The total amount of the Company's outstanding debt at December 31, 1998 which is currently or is expected to be in default is approximately R$111.4 million. The Company is currently in negotiations with the appropriate creditors with respect to this indebtedness. Although none of the Company's creditors have notified the Company that they intend to pursue their rights and remedies with respect to these defaults, there can be no assurance that the Company will be able to obtain waivers or that the creditors will not exercise their rights and remedies under the credit agreements.



Item 16. Changes in Securities, Changes in Security for Registered Securities and Use of Proceeds

     None.

                                     PART IV

Item 17. Financial Statements

     The Holding Company has responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

     Reference is made to pages F-1 through F-61.

Item 19. Financial Statements and Exhibits

     (a) The following Financial Statements are filed as part of this Form 20-F:

         Independent Auditors' Report

         Reports of Independent Accountants................                F-2
         Consolidated Balance Sheet .......................                F-4
         Consolidated Statement of Income .................                F-5
         Consolidated Statement of Changes
           in Financial Position ..........................        F-6 and F-7
         Consolidated Statement of Changes
            in Shareholders' Equity .......................        F-8 and F-9
         Notes to the Consolidated Financial Statements....  F-10 through F-61

     (b) Exhibits

         Amendment to the Charter of the Holding Company* previously filed with the Holding Company's Registration Statement on September 18, 1998.

         There are omitted from the exhibits filed with or incorporated by reference into this Annual Report certain promissory notes and other instruments and agreements with respect to long-term debt of the Company, none of which authorizes securities in a total amount that exceeds 10% of the total assets of the Company. The Company hereby agrees to furnish to the Securities and Exchange Commission copies of any such omitted promissory notes or other instruments or agreements as the Commission requests.

                             Index of Defined Terms

                                                Page
                                                ----

ADRs...............................................31
ADSs...............................................31
American Depositary Shares.........................31
Anatel..............................................2
Anatel Decree......................................20
Annex IV Regulations...............................35
Annex V Regulations................................35
Band A.............................................68
Band B.............................................68
Bell Canada........................................16
BNDESPAR...........................................32
Bonari..............................................1
Brazil.............................................ii
Brazilian Corporation Law..........................34
Brazilian Securities Law...........................34
Breakup.............................................2
Breakup of Telebras.................................2
Canbra..............................................1
Cellular Region.....................................2
Center.............................................19
Code...............................................39
COFINS.............................................13
Commercial Market..................................44
Common Shares......................................31
Company............................................ii
Concessions.........................................1
Consolidated Financial Statements..................ii
CPMF tax...........................................38
Custodian..........................................35
Deposit Agreement..................................33
Depositary.........................................33
dollars............................................ii
e&p................................................39
Embratel............................................1
FCF................................................32
Federal Government..................................1
Fenattel...........................................18
Fittel.............................................18
Fixed-Line Region...................................2
Floating Market....................................44
Floating Market Rate...............................44
General Plan of Concessions and Licenses...........21
General Plan on Quality............................22
General Plan on Universal Service..................22
General Telecommunications Law......................2
Holding Company....................................ii
IBGE................................................4
ICMS...............................................13
IGP-DI.............................................24
IGP-M..............................................28
IMF................................................26
IOF tax............................................38
IP..................................................8
Iridium............................................32
IT.................................................58
K-factor...........................................24
List of Obligations................................20
local calls.........................................5
Megatel............................................16
New Holding Companies...............................2
non-Brazilian holder...............................36
non-U.S. holder....................................40
Numbering Plan......................................9
PAT.................................................7
PIS................................................13
Preferred Shares...................................31
Privatization.......................................3
Privatization of Telebras...........................3
Program............................................54
R$.................................................ii
reais..............................................ii
real...............................................ii
RealPlan...........................................25
Region..............................................1
Registered Capital.................................38
Rio de Janeiro Stock Exchange......................33
Sao Paulo Stock Exchange...........................33
SENN...............................................34
Shareholders'Agreement.............................32
Sistel.............................................18
Spun-off Companies..................................1
Statutory Financial Statements.....................42
Subsidiaries.......................................ii
Telebras............................................1
Telebras System.....................................2
Telecommunications Regulations......................2
Telemar............................................31
Telemar Consortium.................................31
Telesp.............................................16
TJLP...............................................37
TST................................................31
U.S. dollars.......................................ii
U.S. GAAP..........................................41
U.S. holder........................................39
US$................................................ii
WLL................................................16

                               Technical Glossary

     The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in this Annual Report.

     Access charge: Amount paid per minute charged by network operators for the use of their network by other network operators. Also known as an "interconnection charge" or "network usage charge."

     Access gates: The points of interface between the network equipment (either dedicated or switched) and the transmission media that connect network equipment to the end user. The quantity of service is directly related to the quantity of network access gates.

     Analog: A mode of transmission or switching which is not digital, e.g., the representation of voice, video or other modulated electrical audio signals which are not in digital form.

     Analog network: A network using analog technology with circuit switching, capable of connecting one user with all the users, but with limited transmission capacity.

     ATM (Asynchronous Transfer Mode): A broadband switching technology that permits the use of one network for different kinds of information (e.g., voice, data and video).

     Band A Service Provider: A former Telebras operating subsidiary that has been granted a concession to provide cellular telecommunications services in a particular area within a radio spectrum frequency range referred to by Anatel as "Band A."

     Band B Service Provider: A cellular service provider that has been granted a concession to provide cellular telecommunications services in a particular area within a radio spectrum frequency range referred to by Anatel as "Band B."

     Base station: A radio transmitter/receiver that maintains communications with the cellular telephones within a given cell. Each base station in turn is interconnected with other base stations and with the public switched telephone network.

     Broadband services: Services characterized by a transmission speed of 2 Mbit/s or more. According to international standards, these services are divided into two categories: (i) Interactive services, including videotelephone/videoconferencing (both point-to-point and multipoint); videomonitoring; interconnection of local networks; file transfer; CAD; high-speed fax; e-mail for moving images or mixed documents; broadband videotext; video on demand; retrieval of sound programs or fixed and moving images; and (ii) Broadcast services, such as sound programs, television programs (including high-definition TV and pay TV) and selective document acquisition.

     CATV (Cable television): Cable or fiber-based distribution of TV programs.

     Cell: The geographic area covered by a single base station in a cellular telecommunications system.

     Cellular service: A mobile telecommunications service provided by means of a network of interconnected low-powered base stations, each of which covers one small geographic cell within the total cellular telecommunications system service area.

     Digital: A mode of representing a physical variable such as speech using digits 0 and 1 only. The digits are transmitted in binary form as a series of pulses. Digital networks allow for higher capacity and higher flexibility through the use of computer-related technology for the transmission and manipulation of telephone calls. Digital systems offer lower noise interference and can incorporate encryption as a protection from external interference.

     Digital penetration: The substitution of equipment capable of transmitting digital signals for equipment limited to analog transmission.

     Exchange: See Switch.

     Frame relay: A data transmission service using fast protocols based on direct use of transmission lines.

     Internet: A collection of interconnected networks spanning the entire world, including university, corporate, government and research networks from around the globe. These networks all use the IP (Internet Protocol) communications protocol.

     IP (Internet protocol): An interconnection protocol for sub-networks, in particular for those with different physical characteristics. It is used by the Internet.

     ISDN (Integrated Services Digital Network): A system in which several services (e.g., speech and data) may be simultaneously transmitted end-to-end in digital form.

     Leased high-speed data communication: The digital exchange of information at speeds exceeding 64 Kbps transmitted through mediums that are leased to users for their exclusive use.

     Local loop: The system used to connect the subscriber to the nearest switch. It generally consists of a pair of copper wires, but may also employ fiber-optic circuits, microwave links or other technologies.

     Network: An interconnected collection of elements. In a telephone network, these consist of switches connected to each other and to customer equipment. The transmission equipment may be based on fiber optic or metallic cable or point-to-point radio connections.

     Network usage charge: Amount paid per minute charged by network operators for the use of their network by other network operators. Also known as an "access charge" or "interconnection charge."

     Optical fiber: A transmission medium which permits extremely high capacities. It consists of a thin strand of glass that provides a pathway along which waves of light can travel for telecommunications purposes.

     Packet-switched data communication services: Data services based on parceling or breaking the data stream into packets and switching the individual packets. Information transmitted is segmented into cells of a standardized length, which are then transmitted independently of one another, allowing maximization of available capacity and usage of a single transmission path for multiple communications. The cells are then reassembled upon reaching their destination.

     PBX (Private Branch Exchange): Telephone switchboard for private use, but linked to the national telephone network.

     Penetration: The measurement of the take-up of services. At any date, the penetration is calculated by dividing the number of subscribers by the population to which the service is available and multiplying the quotient by 100.

     Private leased circuits: Voice, data or image transmission mediums leased to users for their exclusive use.

     PSTN (Public Switched Telephone Network): The public telephone network that delivers basic telephone service and, in certain circumstances, more advanced services.

     Repeaters: A device that amplifies an input signal for retransmission.

     Satellite services: Satellites are used, among other things, for links with countries that cannot be reached by cable or to provide an alternative to cable and to form closed user networks.

     SDH (Synchronous Digital Hierarchy): A hierarchical set of digital transport structures, standardized for the transport of suitably adapted payloads over physical transmission networks.

     Sectorization: The process of dividing cells into sectors by using directional antennae at the base station. Sectorization reduces co-channel interference which permits smaller cells and increases network capacity.

     Switch: These are used to set up and route telephone calls either to the number called or to the next switch along the path. They may also record information for billing and control purposes.

     TDMA (Time Division Multiple Access): A standard of digital cellular telecommunications technology.

     Universal service: The obligation to supply basic service to all users throughout the national territory at reasonable prices.

     Value Added Services: Value Added Services provide additional functionality to the basic transmission services offered by a telecommunications network.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Holding Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this amended Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  TELE NORTE LESTE PARTICIPACOES S.A.


                                  By:  /S/ RENATO CESAR MOREIRA BRAGA
                                     ------------------------------------
                                      Name:    Renato Cesar Moreira Braga
                                      Title:   Vice-President of Finance


                                  By:  /S/ MANOEL HORACIO FRANCISCO DA SILVA
                                     -------------------------------------------
                                      Name:    Manoel Horacio Francisco da Silva
                                      Title:   President

Dated: July 6, 1999

                       TELE NORTE LESTE PARTICIPACOES S.A.

                        CONSOLIDATED FINANCIAL STATEMENTS

              For the years ended December 31, 1996, 1997 and 1998

                                    CONTENTS

Reports of Independent Accountants..........               F-2
Consolidated Balance Sheet .................               F-4
Consolidated Statement of Income ...........               F-5
Consolidated Statement of
Changes in Financial Position ..............       F-6 and F-7
Consolidated Statement of
Changes in Shareholders' Equity ............       F-8 and F-9
Notes to the Consolidated Financial
Statements...................................F-10 through F-61

                        Report of Independent Accountants


To the Board of Directors and Shareholders
Tele Norte Leste Participacoes S.A.


    We have audited the accompanying consolidated balance sheet of Tele Norte Leste Participacoes S.A. and its subsidiaries as of December 31, 1998, and the related consolidated statements of income, of changes in financial position and of changes in shareholders' equity for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of the Company as at December 31, 1997 and for each of the years in the two-year period then ended were audited by other accountants whose report dated July 17, 1998 expressed an unqualified opinion on those statements.

    We conducted our audit in accordance with auditing standards generally accepted in Brazil and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tele Norte Leste Participacoes S.A. and its subsidiaries as of December 31, 1998 and the results of their operations and the changes in their financial position for the year then ended in conformity with accounting principles generally accepted in Brazil.

    Generally accepted accounting principles in Brazil vary in certain respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected results of operations for the year ended December 31, 1998 and shareholders' equity as of December 31, 1998 to the extent summarized in Notes 32 and 33 of the consolidated financial statements.



PricewaterhouseCoopers                           Brasilia, Brazil
Auditores Independentes                          February 12, 1999,
                                                 except as to 30(a)
                                                 which is dated as of
                                                 April 30,1999

                         Report of Independent Auditors


To the Board of Directors and Shareholders
Tele Norte Leste Participacoes S.A.
Brasilia - DF

We have audited the accompanying consolidated balance sheets of Tele Norte Leste Participacoes S.A. as of December 31, 1997, and the related consolidated statements of income, of changes in financial position and of changes in shareholders' equity for each of the years in the two year period then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Brazil, which do not differ in any material respects from generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tele Norte Leste Participacoes S.A. as of December 31, 1997, and the results of its operations and the changes in its financial position for each of the years in the two-year period then ended, in conformity with accounting principles generally accepted in Brazil, including continued recognition of the effects of changes in the puchasing power of the Brazilian currency as discussed in Note 2.

Generally accepted accounting principles in Brazil vary in certain respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected results of operations for each of the years in the two-year period ended December 31, 1997 and shareholder's equity as of December 31m 1997 to the extent summarized in Note 32 e 33 of the consolidated financial statements.

July 17, 1998

Brasilia, Brazil
KPMG Auditores Independentes

                       TELE NORTE LESTE PARTICIPACOES S.A.

                           CONSOLIDATED BALANCE SHEET
                                As at December 31

                                                                 (Expressed in thousands of Brazilian Reais)
                                                                                              1997            1998
                                                                               Note             R$              R$
                                                                               ----      ---------       ---------

Current assets:
  Cash and cash equivalents:
  Restricted deposits ............................................               25        159,202               -
  Other cash and cash equivalents ................................               11         55,037         375,502
Accounts receivable:
  Trade, net .....................................................               12        709,862         881,653
  Receivables from related parties ...............................               25         11,352               -
  Deferred and recoverable taxes .................................               10        181,663         270,628
Other assets:
  Other accounts receivable from related parties .................               25         26,643               -
  Other ..........................................................               14        247,822         223,564
                                                                                         ---------       ---------
    Total current assets                                                                 1,391,581       1,751,347
                                                                                     -------------   -------------
Noncurrent assets:
  Deferred and recoverable taxes .................................               10         36,153         217,420
  Other accounts receivable from related parties .................               25          2,080               -
  Other ..........................................................               14         60,329         119,209
                                                                                          --------        --------
    Total noncurrent assets                                                                 98,562         336,629
                                                                                     -------------   -------------
Permanent assets:
  Investments ....................................................               15         14,717          14,899
  Property, plant and equipment, net .............................               16     13,282,386      14,080,903
                                                                                     -------------   -------------
    Total permanent assets                                                              13,297,103      14,095,802
                                                                                     -------------   -------------
Net assets of discontinued operations                                             1      1,848,554
                                                                                     -------------   -------------
    Total assets                                                                        16,635,800      16,183,778
                                                                                     =============   =============

Current liabilities:
  Payroll and related accruals ...................................               17        201,191         151,212
  Accounts payable and accrued expenses:
    Suppliers.....................................................                         425,962         789,898
    Payable to related parties ...................................               25         66,766               -
  Taxes other than income taxes ..................................               18        269,434         283,536
  Dividends ......................................................               19        494,355         288,565
  Income taxes ...................................................               10        111,392         108,299
  Loans and financing:
    Payable to Telebras ..........................................            20,25        614,768               -
    Other financing ..............................................               20        128,823         104,039
  Provisions for contingencies ...................................               21         84,967         422,773
  Amounts withheld from customers, payable to Embratel............             3.o.         98,670         195,849
  Other...........................................................                               -         138,703
                                                                                     -------------   -------------
    Total current liabilities                                                            2,496,328       2,482,874
                                                                                     -------------   -------------
Noncurrent liabilities:
  Income taxes ...................................................               10        585,394         566,569
Loans and financing:
  Payable to Telebras.............................................            20,25        703,463               -
  Other financing ................................................               20        176,499         223,168
Provisions for contingencies .....................................               21         53,954         230,390
Other.............................................................                          24,202          15,203
                                                                                     -------------   -------------
    Total noncurrent liabilities                                                         1,543,512       1,035,330
                                                                                     -------------   -------------
  Minority interests .............................................                2      2,730,761       2,679,946
Shareholders' equity:
  Capital and reserves............................................                       8,204,179       6,806,779
  Retained earnings...............................................                       1,282,329       3,125,048
                                                                                     -------------   -------------
  Total shareholders' equity                                                     23      9,486,508       9,931,827
Funds for capitalization:
  Expansion plan contributions ...................................               24        309,898          21,269
  Other funds ....................................................               24         68,793          32,532
                                                                                     -------------   -------------
    Total funds for capitalization                                                         378,691          53,801
                                                                                     -------------   -------------
  Total shareholders' equity and funds for capitalization ........                       9,865,199       9,985,628
                                                                                     -------------   -------------
    Total liabilities and shareholders' equity                                          16,635,800      16,183,778
                                                                                     =============   =============


The accompanying notes are an integral part of these consolidated financial statements.

                       TELE NORTE LESTE PARTICIPACOES S.A.

                        CONSOLIDATED STATEMENT OF INCOME
                             Years ended December 31

                                                                        (Expressed in thousands of Brazilian Reais)
                                                                                  1996          1997          1998
                                                                    Note            R$            R$            R$
                                                             -----------   -----------   -----------   -----------

Net operating revenue from telecommunications services:                4
  Services provided to third parties.......................                  4,081,092     4,612,012     4,311,320
  Services provided to the Telebras operating companies....           25       192,714       347,281       847,097
                                                                           -----------   -----------  ------------
                                                                             4,273,806     4,959,293     5,158,417

Cost of services:                                                      5
  Provided by third parties................................                 (2,106,050)   (2,121,865)   (2,808,417)
  Provided by the Telebras operating companies.............           25      (237,550)     (449,487)     (272,478)
                                                                           -----------   -----------  ------------
                                                                            (2,343,600)   (2,571,352)   (3,080,895)
                                                                           -----------   -----------  ------------

Gross profit                                                                 1,930,206     2,387,941     2,077,522
Operating (expenses) income:
  Selling..................................................                   (382,718)     (544,060)     (576,484)
  General and administrative...............................                   (827,894)     (816,487)     (784,373)
  Other net operating income ..............................            7       191,959       248,667       332,628
                                                                           -----------   -----------  ------------

Operating income from continuing operations before interest                    911,553     1,276,061     1,049,293
Interest income............................................            6             -             -       162,323
Interest expense (Allocated for 1996 and 1997).............            6       (61,780)      (46,263)     (123,650)
                                                                           -----------   -----------  ------------

                                                                               849,773     1,229,798     1,087,966

Net non-operating expense .................................            9       (10,239)      (60,089)     (127,262)
Employees' profit share....................................                    (30,197)      (60,429)      (10,842)
                                                                           -----------   -----------  ------------

Income from continuing operations before unallocated interest
  extraordinary items, taxes and minority interests........                    809,337     1,109,280       949,862

Income from discontinued cellular operations before
  unallocated interest, taxes and minority interests.......         2.d.       679,409       788,790             -
Unallocated interest income................................            6        45,373       126,554             -
Unallocated interest expense...............................            6      (121,374)     (128,544)            -
                                                                           -----------   -----------  ------------

Income before extraordinary items, taxes and minority interests               1,412,745    1,896,080       949,862

Extraordinary items........................................            8             -             -    (1,034,834)
Tax effects on extraordinary items ........................                          -             -       306,491
                                                                           -----------   -----------  ------------

Income before taxes and minority interests                                   1,412,745     1,896,080       221,519
Income tax and social contribution ........................           10      (386,464)     (484,844)     (230,135)
                                                                           -----------   -----------  ------------
Income (loss) before minority interests                                      1,026,281     1,411,236        (8,616)
Minority interests.........................................            2      (152,316)     (312,351)       99,306
                                                                           -----------   -----------  ------------

Net income                                                                     873,965     1,098,885        90,690
                                                                           ===========   ===========  ============

Earnings per thousand shares (in Reais)                                                                       0.27
                                                                                                      ============

The accompanying notes are an integral part of these consolidated financial statements.

                       TELE NORTE LESTE PARTICIPACOES S.A.

             CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
                             Years ended December 31

                                                                                        (Expressed in thousands of Brazilian Reais)
                                                                                          1996            1997              1998
                                                                                           R$              R$                 R$
                                                                                         --------       --------           ------

Financial resources were provided by:
    Net income for the year...................................................            873,965      1,098,885           90,690

    Less: Income from discontinued cellular operations before unallocated
                  interest, taxes and minority interest.......................           (679,409)      (788,790)               -
                                                                                          --------      ---------          -------

    Income from continuing operations, net of unallocated interest and taxes applicable to both continuing and discontinued
        operations............................................................            194,556        310,095           90,690

    Minority interest.........................................................            152,316        312,351          (99,306)
    Expenses (income) not affecting working capital:
        Depreciation and amortization.........................................          1,299,948      1,367,505        1,688,349
        Provision for probable losses in tax incentives.......................              4,054          6,427           35,258
        Capitalized interest..................................................            (10,977)       (65,765)       (105,093)
        Monetary variation/exchange difference on
           long-term liabilities/assets.......................................                  -              -           60,374
        Deferred income tax and social contribution...........................                  -              -         (181,507)
        Disposals of investments..............................................              1,980          1,124                -
        Property, plant and equipment disposals...............................            112,546        114,765          178,652
        Provision for contingencies...........................................                639          6,511          176,435
        Other.................................................................                  -              -           (7,037)
                                                                                         --------      ---------          -------
                                                                                        1,755,062      2,053,013        1,836,815
                                                                                         --------      ---------          -------

Increase in long-term liabilities.............................................            143,471              -          100,237
Decrease in long-term receivables.............................................              8,595              -                -
Increase in funds for capitalization..........................................            607,235              -           69,367
Capital increase .............................................................            317,130      1,180,793                -
Other sources  ...............................................................                  -             -            16,973
                                                                                         --------      ---------          -------
                                                                                        1,076,431      1,180,793          186,577
                                                                                         --------      ---------          -------

Reduction of net current liabilities
    upon Break-up of Telebras.................................................                  -              -        1,275,847
Net cash provided by discontinued operations, before unallocated
    interest and taxes........................................................             54,648        212,288                -
                                                                                         --------      ---------          -------
Total funds provided                                                                    2,886,141      3,446,094        3,299,239
                                                                                         ========      =========          =======

Financial resources were used for:
    Increase in long-term receivables.........................................                  -          2,094           44,849
    Decrease in long-term liabilities.........................................                  -         12,466                -
    Decrease in funds for capitalization......................................                  -        580,253                -
    Decrease in deferred tax..................................................             21,235         83,185                -
    Other      ...............................................................              7,714          6,917                -
    Increase in permanent assets
        Investments...........................................................            (11,307)         2,394           10,897
        Property, plant and equipment.........................................          2,217,123      2,552,261        2,475,481
                                                                                         --------      ---------          -------
                                                                                        2,234,765      3,239,570        2,531,227
                                                                                         --------      ---------          -------

Accrued dividends.............................................................            301,300        480,426          241,148
Transfer from long-term to current liabilities ...............................                  -              -          153,644
                                                                                         --------      ---------          -------
Total funds used                                                                        2,536,065      3,719,996        2,926,019
                                                                                         ========      =========          =======
Increase (decrease) in working capital                                                    350,076       (273,902)         373,220
                                                                                         ========      =========          =======

                       TELE NORTE LESTE PARTICIPACOES S.A.


Changes in working capital

Current assets
    At the end of the year.....................................................         1,427,627      1,391,581        1,751,347
    At the beginning of the year...............................................           958,122      1,427,627        1,391,581
                                                                                         --------      ---------          -------
                                                                                          469,505        (36,046)         359,766
                                                                                         --------      ---------          -------
Current liabilities
    At the end of the year.....................................................         2,258,472      2,496,328        2,482,874
    At the beginning of the year...............................................         2,139,043      2,258,472        2,496,328
                                                                                         --------      ---------          -------
                                                                                          119,429        237,856         (13,454)
                                                                                         --------      ---------          -------
Increase (decrease) in working capital                                                    350,076       (273,902)         373,220
                                                                                         ========      =========          =======




The accompanying notes are an integral part of these consolidated financial statements.

                       TELE NORTE LESTE PARTICIPACOES S.A.

            CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                  Years ended December 31, 1996, 1997 and 1998
                   (Expressed in thousands of Brazilian Reais)

                                               Capital
                                                  and             Retained
                                               reserves           earnings          Total
                                               --------------- --------------- --------------

Balances at December 31, 1995
Capital increase:                               7,261,655         503,606      7,765,261
   Expansion plan
   contributions........................          273,391               -        273,391
   Resources from
   Telebras.............................            1,256               -         1,256
   Other
   resources............................           42,483               -         42,483
Donations and subsidies
for investments.........................            4,009               -          4,009
Interest on construction in
progress................................          235,117               -        235,117
Change in tax
rates...................................          (13,114)          5,372         (7,742)
Fiscal
incentive...............................           22,107               -         22,107
Forfeited
dividends...............................                -              29             29
Net
income..................................                -         873,965        873,965
Realization of unrealized
revenue.................................          (81,751)         81,751              -
Deferred tax on full
indexation..............................                -        (287,953)      (287,953)
Appropriations:
   Transfer to
   reserves.............................           46,871         (46,871)             -
   Dividends............................
Minority interest                                       -        (301,300)      (301,300)
movements...............................          (76,838)         81,363          4,525

Balances at December 31, 1996                 ============ =============== ==============
                                                7,715,186         909,962      8,625,148
Capital increase:                             ============ =============== ==============
   Expansion plan
   contributions........................          152,843               -        152,843
   Resources from
   Telebras.............................            2,708               -          2,708
   Other
   resources............................        1,025,242               -      1,025,242
Donations and subsidies for investments.            9,349               -          9,349
Interest on construction in
progress..................                        224,583               -        224,583
Change in tax
rates...................................            3,017         (10,690)        (7,673)
Fiscal
incentive...............................           36,180               -         36,180
Forfeited
dividends...............................                -             909            909
Acquisition of treasury
shares..................................                -            (153)          (153)
Net
income..................................                -       1,098,885      1,098,885
Realization of unrealized
revenue.................................          (27,121)         27,121              -
Deferred tax on full
indexation..............................                -        (291,597)      (291,597)
Appropriations:
   Transfer to
   reserves.............................           69,757         (69,757)             -
   Dividends............................
Minority interest                                       -        (480,426)      (480,426)
movements...............................       (1,007,565)         98,075       (909,490)

Balances at December 31, 1997                 ============ =============== ==============
                                                8,204,179       1,282,329      9,486,508
                                              ============ =============== ==============


                       TELE NORTE LESTE PARTICIPACOES S.A.

            CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY


                                                                                           Unrealized
                                                                            Statutory         revenue      Retained
                                                     Share capital            reserve         reserve      earnings          Total
                                                -------------------- ------------------ --------------- ------------- --------------


Balances at January 1, 1998                                     -          8,204,179               -     1,282,329      9,486,508
Allocation among accounts approved by
   shareholders and net assets
received upon Break-up of Telebras...............       3,741,151         (8,204,179)      3,113,932     1,906,669        557,573

Additional net assets received on the
Break-up of Telebras.............................               -                  -               -        21,525         21,525

Net income.......................................               -                  -               -        90,690         90,690

Realization of unrealized revenue................               -                  -        (57,112)       57,112              -

Appropriations:                                                                                                                -
   Transfer to                                                  -              8,808              -        (8,808)             -
   reserves.....................................
   Dividends....................................                -                  -              -      (224,469)      (224,469)
                                                 ------------------- ------------------ --------------- ------------- --------------
Balances at December 31, 1998                           3,741,151              8,808       3,056,820     3,125,048      9,931,827
                                                 =================== ================== =============== ============= ==============

                       TELE NORTE LESTE PARTICIPACOES S.A.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
      (Expressed in thousands of Brazilian Reais, unless otherwise stated)

1.   Operations and background

     a. Operations


     The Companies Tele Norte Leste Participacoes S.A. ("Holding Company") and its subsidiaries (collectively referred to as the "Subsidiaries"), (together, the "Companies"), are the principal providers of fixed-line telecommunications services in the states of Rio de Janeiro, Espirito Santo, Amazonas, Roraima, Amapa, Para, Maranhao, Piaui, Ceara, Rio Grande do Norte, Pernambuco, Alagoas, Paraiba, Minas Gerais, Sergipe and Bahia in Brazil under the terms of a concession granted by the federal government of Brazil (the "Federal Government") which will expire on December 31, 2005 and may be renewed for a further term of 20 years.

     Until August 4, 1998, the Companies were controlled by the Brazilian Federal Government. The Companies' business, including the services they may provide and the rates they charge, is regulated by Agencia Nacional de Telecomunicacoes ("Anatel"), the regulatory authority for the Brazilian telecommunications industry pursuant to Law 9,472 of July 16, 1997 and the related regulations and decrees.

     b. Background

     Beginning in 1995, the Federal Government undertook a comprehensive reform of the telecommunications industry. In July 1995, the Federal Congress adopted a General Telecommunications Law providing for the privatization of Telecomunicacoes Brasileiras S.A. ("Telebras") which, through its 28 operating subsidiaries, was the primary supplier of public telecommunications services in Brazil.

     In preparation for the privatization of the Telebras system, the operating subsidiaries were divided into twelve separate groups, (a) three regional fixed line operators, (b) eight regional cellular operators and (c) one national long-distance operator. The cellular telecommunications businesses were separated from the operating subsidiaries and subsequently the fixed-line businesses, the new cellular businesses and the long distance operator were combined into the twelve separate groups. Both the separation of the cellular businesses and the subsequent grouping of the former Telebras subsidiaries have been performed using a procedure under Brazilian Corporation Law called cisao or "spin-off". On January 30, 1998, the cellular telecommunications business of the Subsidiaries were spun off into sixteen new companies (the "Cellular Companies"), effective January 1, 1998. As part of this process the Holding Company was formed on May 22, 1998 (the "Break-up" of Telebras).

     c. Formation of the Holding Company

     The Holding Company was created effective February 28, 1998, through the spin-off of certain assets and liabilities of Telebras, including the percentages of participation in the share capital of the following subsidiaries.

                                                                                 1997                         1998
                                                           ---------------------------  ---------------------------

                                                             Total (%)     Voting (%)     Total (%)     Voting (%)
                                                           Participation  Participation Participation Participation
                                                           ------------   ------------  ------------  -------------

Telecomunicacoes do Espirito Santo S.A. ............         85.23          93.26         83.02          93.26
Telecomunicacoes da  Bahia S.A. ....................         89.28          95.79         81.98          95.79
Telecomunicacoes do Amapa S.A.  ....................         90.64          94.45         81.65          92.87
Telecomunicacoes de Minas Gerais S.A................         82.94          89.18         80.99          89.18
Telecomunicacoes do Ceara S.A. .....................         79.30          85.28         78.71          85.28
Telecomunicacoes de Pernambuco S.A. ................         77.21          95.06         76.29          95.06
Telecomunicacoes do Amazonas S.A. ..................         80.25          84.13         75.18          84.13
Telecomunicacoes do Piaui S.A. .....................         78.47          97.88         73.61          97.88
Telecomunicacoes de Alagoas S.A. ...................         77.60          97.39         72.16          97.39
Telecomunicacoes do Rio
Grande do Norte S.A. ...............................         75.41          92.57         71.62          92.57
Telecomunicacoes do Rio de Janeiro S.A. ............         70.70          85.02         70.16          85.02
Telecomunicacoes de Sergipe S.A. ...................         73.61          85.52         66.96          80.75
Telecomunicacoes da Paraiba S.A. ...................         71.49          95.08         64.38          92.54
Telecomunicacoes do Maranhao S.A. ..................         66.79          82.80         63.73          82.80
Telecomunicacoes de Roraima S.A. ...................         86.91          95.08         62.74          76.51
Telecomunicacoes do Para S.A. ......................         69.04          96.58         56.01          96.58


     At the time of the spin-off, the existing shareholders received shares in the new holding companies in proportion to their holdings in Telebras. The new companies received the assets and liabilities previously recorded in the accounts of Telebras, except certain assets designated to meet Telebras' commitments. Telebras allocated to each new holding company, the balance of its retained earnings in proportion to the allocated total net assets. This value of allocated retained earnings does not represent the historical retained earnings of the new holding companies and resulted in an increase of R$ 1,906,669 in relation to the Holding Company's historical retained earnings. The allocated retained earnings and future retained earnings, determined in accordance with Brazilian Corporation Law, will be the basis from which future dividends will be payable.

     The assets and liabilities transferred to the Holding Company are shown in the "Spin-off from Telebras" column in the following table. The first column summarizes the December 31, 1997 historical balances of the Subsidiaries' combined balance sheets and the last column summarizes the consolidated balance sheet of the Companies after the spin-off, which is the basis for the opening balances at January 1, 1998.

     The "Adjustments and Eliminations" column includes (i) the elimination of the Holding Company investment in the Subsidiaries, (ii) the elimination of inter company loans, payables and receivables, (iii) the elimination of the net assets of the discontinued cellular operations and (iv) the elimination of the minority shareholdings in the discontinued cellular operations.

                                                                                                        January 1,
                                                December 31,          Spin-off        Adjustments             1998
                                                        1997              from                and     Consolidated
                                               Balance Sheet          Telebras       Eliminations    Balance Sheet
                                               -------------          --------       ------------    -------------
    Assets
    Cash and cash equivalents...............         214,239           165,707                  -          379,946
    Intercompany receivables................          37,995         1,110,139         (1,017,969)         130,165
    Other current assets....................       1,139,347                 -                  -        1,139,347
                                             ---------------   ---------------  -----------------  ---------------
       Total current assets                        1,391,581         1,275,846         (1,017,969)       1,649,458
    Intercompany receivables................           2,080           737,985           (698,022)          42,043
    Other noncurrent assets.................          96,482                 -                  -           96,482
                                             ---------------   ---------------  -----------------  ---------------
       Total noncurrent assets                        98,562           737,985           (698,022)         138,525
    Investment in subsidiaries..............               -         8,02l,211         (8,021,211)               -
    Other investments.......................          14,717                 -                  -           14,717
    Advances for future capital increase....               -           308,425           (308,425)               -
    Property, plant and equipment...........      13,282,386            20,534                  -       13,302,920
                                             ---------------   ---------------  -----------------  ---------------
       Total permanent assets                     13,297,103         8,350,170         (8,329,636)      13,317,637
    Discontinued operations.................       1,848,554                 -         (1,848,554)               -
                                             ---------------   ---------------  -----------------  ---------------
    Total assets                                  16,635,800        10,364,001        (11,894.181)      15,105,620
                                             ===============   ===============  =================  ===============

    Liabilities
    Loans and financing.....................         743,591                 -           (620,209)         123,382
    Other...................................       1,752,737                 -           (397,760)       1,354,977
                                             ---------------   ---------------  -----------------  ---------------
       Total current liabilities                   2,496,328                 -         (1,017,969)       1,478,359
    Loans and financing.....................         879,962                 -           (698,022)         181,940
    Other...................................         663,550                 -                  -          663,550
                                             ---------------   ---------------  -----------------  ---------------
       Total noncurrent liabilities                1,543,512                             (698,022)         845,490
    Minority interest.......................       2,730,761                 -           (383,257)       2,347,504
    Share capital...........................               -         3,741,151                  -        3,741,151
    Capital and reserves....................       8,204,179                 -          (8,204,179)              -
    Income reserves.........................               -         3,113,932                  -        3,113,932
    Retained earnings.......................       1,282,329         3,188,998         (1,282,329)       3,188,998
                                             ---------------   ---------------  -----------------  ---------------
       Total shareholders' equity                  9,486,508        10,044,081         (9,486,508)      10,044,081
    Expansion plan contributions............         378,691           319,920           (308,425)         390,186
                                             ---------------   ---------------  -----------------  ---------------
    Total liabilities and
    shareholders' equity                          16,635,800       10,364,001         (11,894,181)      15,105,620
                                                ============     ============    ================= ===============

     The separation of the fixed and cellular telecommunications business and the formation of the Holding Company have been accounted for as reorganizations of entities under common control in a manner similar to a pooling of interests. Brazilian Corporation Law and tax regulations allow state controlled companies which are participating in the government's privatization program a three-month delay between the accounting base date for a spin-off and the date on which the shareholders' meeting approves the spin-off, including the related accounting basis for the net assets spun-off. Furthermore, as allowed by Brazilian Corporation Law, the amount shown in the "Spin-off from Telebras" column as "Investment in subsidiaries" was determined based on the balance sheets of those Subsidiaries as of December 31, 1997. As a result, the consolidated financial statements of the Holding Company for 1998 include the results of operations and changes in financial condition of the Subsidiaries from January 1, 1998 and the effects of the cash and other assets (principally intercompany receivables) allocated from Telebras as of March 1, 1998.

d.   Privatization

     On July 29, 1998, the Federal Government sold to eleven separate buyers (the "New Controlling Shareholders") its rights to receive shares of the twelve New Holding Companies upon the distribution of such shares. In connection with this sale, the Federal Government assigned to the New Controlling Shareholders substantially all its economic and voting rights with respect to the New Holding Companies and, as a consequence, effective August 4, 1998 the New Controlling Shareholders control the New Holding Companies.

2.   Presentation of the financial statements


     The consolidated financial statements have been prepared under Brazilian generally accepted accounting principles ("Brazilian GAAP") to reflect the consolidated accounts of Tele Norte Leste Participacoes S.A. and its subsidiaries. Such accounting principles differ from the accounting principles prescribed by Brazilian Corporation Law, as discussed below (Note 29). The portion of equity and net income attributable to shareholders other than Telebras at December 31, 1997 and the Holding Company at December 31, 1998, and for each of the years in the three-year period ended December 31, 1998 is reflected as "Minority interests". At December 31, 1998, such minority shareholders participated in the share capital of the Subsidiaries at various percentages between 16.98% and 43.99% (Note 1).

     On January 30, 1998, as part of a separation of the telephone business between fixed and cellular operations by all of Telebras' subsidiaries, the companies spun off the assets and liabilities at December 31, 1997 of their cellular telecommunications operations into separate companies. These new Cellular Companies, were incorporated on January 5, 1998.

     The fixed line telecommunications business of the Subsidiaries is presented as continuing operations and the cellular telecommunications business is presented as discontinued operations for the periods ended December 31, 1997. The assets and liabilities of the cellular telecommunications business are presented as net assets of discontinued operations on that date. The formation of the Holding Company and the transfer of assets and liabilities from the Subsidiaries to the Cellular Companies have been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests.

     The assets and liabilities of the cellular telecommunications businesses were transferred to the sixteen newly formed Cellular Companies at their indexed historical cost. The associated revenues and expenses were also allocated to the Cellular Companies. The consolidated financial statements are not necessarily indicative of the financial position and results of operations that would have occurred for the two-year period ended December 31, 1997 had the fixed-line telecommunications businesses of the Holding Company and its subsidiaries been separate legal entities during such period.

     As separate records of revenues and costs of services were maintained for the cellular businesses, the actual amounts could be identified and transferred. With respect to costs other than costs of services, the methodologies employed in transferring the assets and liabilities included the specific identification of costs associated with those assets and liabilities, and the allocation of costs where specific identification was not possible. Allocations were made using criteria established by management that were designed to ensure that all relevant costs were appropriately included in the results of operations for the periods presented. The allocation criteria included: square footage (in relation to land and building related expenses), number of terminals (in relation to general management, accounting, data processing, legal department and other general staff functions), number of employees (in relation to human resource related expenses), number of requisitions issued (in relation to office material costs) and miles driven (in relation to certain transport costs). Management believes that the amounts included in the consolidated financial statements fairly reflect the operating results of the business.

     Prior to December 31, 1997, cash and certain non-specific debt of the cellular telecommunications business could not be segregated from the Subsidiaries. Accordingly, these amounts are included in the combined financial statements for periods ending before January 1, 1998. As a result, certain interest income and expense relating to the cellular telecommunications business could not be identified and consequently, income from discontinued operations is presented before unallocated interest income/expense and income tax expense.

     The presentation of the consolidated financial statements is consistent with the presentation of the published financial statements of the Holding Company and the Subsidiaries, from which the accompanying financial information was derived, except for certain reclassifications within the Consolidated Statement of Changes in Financial Condition and the Consolidated Statement of Income which have been made to conform previously published financial information to the 1996 and 1997 presentation, for the presentation of the cellular businesses of the Subsidiaries as discontinued operations and to reflect the portion of equity and net income attributable to shareholders other than Telebras as minority interest. Furthermore, additional provisions for doubtful debts of R$ 64,412 and for impairment of property and equipment of R$ 9,283 were recorded in the consolidated financial statements at December 31, 1997, net of deferred income taxes, which were charged to income in the statutory records in 1998.

      The preparation of financial statements requires management to make estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.


a.   Full indexation to December 31, 1997

     The consolidated financial statements as at December 31, 1997 and for the years in the two-year period then ended were prepared on a fully indexed basis to recognize the effects of changes in the purchasing power of the Brazilian currency. All amounts in Reais as at December 31, 1997 and for the years in the two-year period then ended are presented in constant Reais of December 31, 1997 price-levels (the "constant currency method" as determined by the Comissao de Valores Mobiliarios ("CVM"), the Brazilian Securities Commission).

     Amounts in Reais as at and for the year ended December 31, 1998 are presented in nominal Reais. Although Brazilian GAAP require financial statements to be indexed for inflation through to the current balance sheet date and discount accounts receivable and payable to their present values, in view of the low levels of inflation during 1998, the Companies consider the effects on the results of operations and the financial position of not having prepared the financial statements on a fully-indexed basis and not having presented prior-period balances at constant price-levels at the latest balance sheet date, not to be significant.

     Furthermore, as measured by the criteria established by U.S. generally accepted accounting principles ("US GAAP"), as the three-year cumulative general price-inflation had fallen below 100%, no inflation accounting adjustments would be appropriate for primary financial statements prepared under US GAAP after December 31, 1997. The effects of price-level adjustments have not been eliminated in the reconciliation between Brazilian GAAP and US GAAP (Note 31) as the application of inflation restatement represents a comprehensive measure of the effects of price level changes in the Brazilian economy and, as such, for periods prior to 1998, is considered a more meaningful presentation than historical cost-based financial reporting for both Brazilian and US accounting purposes.

     The principal criteria adopted to prepare the fully indexed consolidated financial statements as at and through December 31, 1997, maintained in accordance with the practices described in Note 3, are as follows:

i.  Inflation restatement index

     The consolidated financial statements at and for the periods ended December 31, 1997 were indexed and expressed in currency of constant purchasing power on that date by using the monthly average values of the Unidade Fiscal de Referencia-UFIR through December 31, 1995 and the Indice Geral de Precos - Mercado (General Prices Index-Market or the "IGP-M") of the Fundacao Getulio Vargas in 1996 and 1997 following the cessation of the widespread use of the UFIR that resulted from the change in Brazil's Corporation Law. Inflation for the three-year period ended December 31, 1998, as measured by the IGP-M, was as follows:

                                                              Annual
      Period                                      Index     inflation-%
      ------                                      -----     -----------

      Year ended December 31, 1996............... IGP-M         9.2
      Year ended December 31, 1997............... IGP-M         7.7
      Year ended December 31, 1998 (*)........... IGP-M         1.8

      (*) not used for restatement purposes

     Management believes that these indices are appropriate indications of general price-level inflation.


ii. Consolidated statements of income and of changes in financial position for the years ended December 31, 1996 and 1997

     Items in the consolidated statements were adjusted by:
      .  allocating inflationary holding gains or losses on interest bearing monetary assets and liabilities to
         their corresponding interest income and expense captions; and
      . allocating inflationary holding gains and losses from other monetary items to their corresponding income or expense captions. Amounts without a corresponding income or expense caption were allocated to "other net operating income".


iii. Deferred income tax effects of indexation adjustments in 1996 and 1997

     As a result of legislation mandating the discontinuation of the indexation system for Brazilian Corporation Law and most fiscal purposes as from January 1, 1996, the indexation of assets and liabilities for financial reporting purposes included herein is not permitted for tax purposes. Accordingly, a deferred tax liability arises for the excess of net assets shown for financial reporting purposes over the tax basis of these net assets. The charge relating to the additional deferred tax liability of R$ 287,953 in 1996 and R$ 291,597 in 1997 was recorded directly against retained earnings.

b.   Minority interests

     Minority interests relate to the interest of shareholders other than Telebras as at and for the periods ended December 31 1997 and the Holding Company as at and for the year ended December 31, 1998 in the Subsidiaries.

c.   Discontinued operations

     The consolidated financial statements reflect the cellular telecommunications business as discontinued operations at and for the periods ended December 31, 1997. Accordingly, the revenues, costs and expenses, assets and liabilities of these discontinued operations have been excluded from the respective captions in the consolidated balance sheets and consolidated statements of income, and have been reported as "Income from discontinued cellular operations before unallocated interest, taxes and minority interests", as "Net assets of discontinued operations" and as "Net cash provided by discontinued operations" for these periods. Condensed financial information as at and for the years ended December 31 for the discontinued operations is as follows:

                                                   1996              1997
                                           ---------------  ----------------
Net operating revenues.....................      1,258,443         1,892,461
                                           ===============  ================
Income before unallocated interest,
    taxes and minority interests taxes.....        679,409           788,790
                                           ===============  ================

Current and noncurrent assets..............        177,756           383,814
Property, plant and equipment, net.........      2,109,542         2,575,624
                                           ---------------  ----------------
Total assets...............................      2,287,298         2,959,438
Current liabilities........................        636,050           6l0,392
Noncurrent liabilities.....................        357,298           500,492
                                           ---------------  ----------------
Net assets of discontinued operations......      1,293,950         1,848,554
                                           ===============  ================


d.   Principles of consolidation

     These consolidated financial statements include the financial records of the Holding Company and its Subsidiaries. All material intercompany accounts and transactions have been eliminated.

     For 1998, the consolidated financial statements reflect the consolidated financial condition and results of operations of the Holding Company and the Subsidiaries. For earlier dates and periods, the consolidated financial statements reflect only the combined financial condition and results of operations of the Subsidiaries, except that the portion of equity and net income attributable to shareholders other than Telebras is presented as "minority interests."

3.   Summary of the principal accounting practices


a.   Cash and cash equivalents

     Cash equivalents are considered to be all highly liquid temporary cash investments with original maturity dates of three months or less. Trading securities include accrued interest and are marked-to-market. Through to August 4, 1998, the Companies were prohibited from investing any surplus cash balances in financial instruments other than government securities issued by the Central Bank of Brazil or the Federal Government owned bank, Banco do Brasil S.A.


b.   Trade accounts receivable

     Accounts receivable from telephone subscribers are calculated at the tariff rate on the date the services were recorded and at December 31, 1996 and 1997 were discounted to their present value at the balance sheet date by applying the interest rate published by the National Association of Investment Bankers ("ANBID"). Trade accounts receivable also include services provided to customers up to the balance sheet date but not yet invoiced.


c.   Allowance for doubtful accounts

     Provision is made for trade accounts receivable for which recoverability is considered improbable.

d.   Foreign currency transactions

     Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency-denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange differences are recognized in the consolidated statement of income as they occur.

e.   Inventories

     Inventories are stated at the lower of cost (indexed through December 31, 1997) or replacement value. Cost of inventories is determined principally on the average cost basis. Inventories are separated into network expansion and maintenance inventories. Inventories for use in network expansion are classified as "Construction-in-progress" under "Property, plant and equipment". Maintenance inventories are classified as other current assets.

f.   Investments

     Other investments, which comprise items held to maturity or for investment purposes, are recorded at indexed cost, less a provision for losses when considered necessary.

g.   Property, plant and equipment

     Property, plant and equipment is stated at cost, inflation-indexed through December 31, 1997. Improvements to existing property are capitalized while maintenance and repair costs are charged to expense as incurred. Materials allocated to specific projects are added to construction-in-progress. Depreciation is provided using the straight-line method based on the estimated useful lives of the underlying assets as determined by the public telecommunications service regulators. The principal depreciation rates are detailed in Note 16(b).

     Interest, calculated monthly at a rate of 12% per annum on construction-in-process, is capitalized as part of property, plant and equipment until the asset is placed in service. Interest capitalized which exceeds interest expense on loans obtained to finance construction-in-progress is recorded in a restricted capital reserve directly in shareholders' equity. Interest capitalized has not been recorded by the Holding Company. Excess interest recorded in the Subsidiaries' reserves is reflected in the Holding Company's Unrealized revenue reserve (Note 23(d)). Interest capitalized is depreciated once the assets to which it relates become operational. Through to December 31, 1998, but not thereafter, such interest, calculated at 12%, was deductible for purposes of determining taxes on income.

     Management reviews long-lived assets, primarily buildings and equipment to be held and used in the business, for the purpose of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Write-down of the carrying value of assets or groups of assets is made if and when appropriate.

     Assets are grouped and evaluated for possible impairment; impairment is assessed on the basis of the projected recovery of depreciation charges through results of operations. Certain impairment losses were recorded in the periods presented.


h.   Accounts payable

     Accounts payable to suppliers at December 31, 1996 and 1997 were discounted to their present value using the ANBID interest rate.


j.   Vacation pay accrual

     Cumulative vacation pay due to employees is accrued as earned.

k.   Income and social contribution taxes

     Income and social contribution taxes comprise federal income tax and social contribution tax. Deferred taxes are provided on temporary differences. Net operating tax loss carryforwards are recognized as deferred tax assets as losses are incurred and a net valuation allowance is recorded against such tax loss carryforwards. Valuation allowances have been established, based on management's expectation that realization of the loss carryforwards is not probable.


l.   Loans and financing

     Loans and financing include accrued interest to the balance sheet date.


m.   Provisions for contingencies

     Provisions for contingencies reflect reasonably estimable and probable losses based on legal advice and management's opinion as to the likely outcome of the outstanding matters at the balance sheet date.


o.   Revenue recognition

     Revenues for all services are recognized when the service is provided. Revenues from local services consist of line rental charges, service charges based on the number of calls, network services, including interconnection and leasing high-capacity lines, maintenance charges and charges for other customer services. In 1998 and 1997, revenue from local services also includes installation fees which are recognized when the installation is complete. Management considers that the margins obtained on installation fees are reasonable and it would not be appropriate to defer this revenue over future periods. Charges to customers for domestic, long-distance and international calls are based on time, distance and use of services. Billings are monthly; unbilled revenues from the billing date to the month end are estimated and recognized as revenue during the month in which the service is provided.

     On April 28, 1998, the revenue sharing regime used to divide interregional and international long-distance revenues between Empresa Brasileira de Telecomunicacoes S.A. ("Embratel"), the former government controlled long-distance and international operator, and the Subsidiaries was replaced with a network usage fee for interconnection based on the terms of an interconnection agreement with Embratel which became effective in April 1998.

     Under the current regulatory framework, all telecommunications service providers must provide interconnection services on a non-discriminatory basis. Subject to certain requirements, providers are free to negotiate the terms of interconnection but, in the event the parties fail to reach an agreement, Anatel will establish the terms of interconnection.

     The reduction of the net operating revenues under the new interconnection agreement structure have been partially offset by a supplement per-minute rebate from Embratel (Parcela Adicional de Transicao -PAT), in the amount of R$ 163,423 for the year ended December 31, 1998, that supplements the network usage charge and will be gradually phased out over the next two years. The reduction in revenues under the new interconnection structure for the year ended December 31, 1998 amounted to R$ 442,196. Under the General Plan on Concessions and Licenses, the fixed-line companies and Embratel are prohibited from offering certain basic fixed-line telecommunications services until they fulfill certain specified obligations. Embratel is prohibited from offering local or cellular services and the regional fixed-line companies are prohibited from offering cellular, interregional long-distance and international long-distance services. In July 1999, Embratel will be allowed to enter the market for intrastate long-distance service as a competitor to the regional fixed-line companies.

     Amounts are withheld from customers for payment to Embratel under the new revenue sharing arrangements.

p.   Marketing costs

     Marketing costs are reported in selling expenses and include costs of advertising and other marketing activities. Advertising expenses were R$ 62,755, R$ 63,359 and R$ 82,925 for the years ended December 31, 1996, 1997 and 1998, respectively. No deferred advertising assets are recognized at the balance sheet dates presented.

q.   Interest income

     Interest income represents interest earned and gains and losses on investments after adjusting for the effects of inflation for the years ended December 31, 1996 and 1997, as measured by the variation in the inflation index. Unallocated interest income represents interest income that could not be allocated between continuing and discontinued operations (Note 2(c)). Note 6 presents less detail for periods prior to 1998.

r.   Interest expense

     Interest expense represents interest incurred and gains on loans and financing after adjusting for the effects of inflation for the years ended December 31, 1996 and 1997, as measured by the variation in the inflation index, and net exchange losses of R$ 101,312, R$ 131,845 and R$ 42,814 in 1996 and 1997 and 1998, respectively. Unallocated interest expense represents interest expense that could not be allocated between continuing and discontinued operations (Note 2(c)). Note 6 presents less detail for periods prior to 1998.

s.   Research and development

     Research and development costs are charged to expense as incurred. Total research and development costs were R$ 35,561, R$ 31,072 and R$ 42,116 for 1996, 1997 and 1998, respectively.


t.   Pension and post-retirement benefits

     The Companies sponsor a separate entity that provides pensions and other post-retirement benefits for its employees through a multi-employer plan. Current contributions and costs are determined actuarially and are recorded on the accrual basis. Certain Subsidiaries also sponsor a defined-benefits plan, which was available to employees in prior periods.

u.   Extraordinary items

     The extraordinary charges recognized in the year ended December 31, 1998 are of an unusual and infrequent nature and were primarily incurred following the change in ownership of the Holding Company after the privatization of the Brazilian telecommunications system. The charges reflect the new strategic position assumed by the Holding Company and its Subsidiaries in promoting the restructuring and adaptation of operating and management structures to meet new competition and the Anatel regulations.

v.   Employee's profit share

     The Subsidiaries have made provisions for granting employees the right to a share of their profits. The amount recorded is the employee's profit share attributable to the continuing fixed-line telecommunications business.

x.   Earnings per shares

     Earnings per thousand shares have been calculated only for the year ended December 31, 1998 as the capital structure of the Holding Company was not in place at December 31, 1997. The net income of the Holding Company is the same as that presented in the consolidated statement of income. Earnings and dividends per share are disclosed in amounts per thousand shares, as a one thousand share lot is the minimum number of shares that can be traded on the Brazilian stock exchanges.

y.   Segment information

     The Companies operate solely in the segment of local and regional fixed-line telecommunications. All revenues are generated in relation to services provided in the states of Rio de Janeiro, Espirito Santo, Amazonas, Roraima, Amapa, Para, Maranhao, Piaui, Ceara, Rio Grande do Norte, Pernambuco, Alagoas, Paraiba, Minas Gerais, Sergipe and Bahia.

z.   Concentration of credit risk

     Financial instruments which potentially subject the Companies to concentrations of credit risk include cash and cash equivalents, trade accounts receivable and advances to suppliers. The Companies limit their credit risk associated with cash and cash equivalents by placing investments with highly rated financial institutions in short-term securities. With respect to trade accounts receivable, the Companies limit their credit risk by selling to a geographically dispersed customer base and by performing ongoing credit evaluations. Credit risk with respect to customer accounts receivable is diversified. The Companies continually monitor the level of customer accounts receivable and limit the exposure to bad debts by taking all permitted measures to partially suspend services after the invoice is 30 days past due and blocking access to the telephone network after 90 days. Exceptions comprise telephone services that must be maintained for reasons of safety or national security. For the periods presented, no single external customer amounts to 10% or more of the Companies' annual operating revenues, except that one customer, Embratel, represented 11% of operating revenues in the year ended December 31, 1998. Advances to suppliers are made only to select long-standing suppliers. The financial condition of such suppliers is analyzed on an ongoing basis to limit credit risk. The Companies are fully dependent upon the fixed-line telecommunications concession as granted by the Federal Government.


4.   Operating revenue from fixed telecommunications services

                                                                1996             1997               1998
      Local services:
           Monthly charges............................        451,829          893,525        1,413,021
           Measured service charges...................      1,184,479        1,404,289        1,624,817
           Public telephones..........................        185,004          263,105          353,846
           Other......................................        463,230          574,394         469,618
                                                              -------       ----------       ----------

                Total                                       2,284,542       3,135,313          3,861,302
                                                      ---------------    -------------    ---------------
      Non-local services
           Intrastate.................................     1,010,569          827,606           893,806
           Interstate (i).............................     1,274,599        1,043,831           226,105
           International (i)..........................       211,520          155,086            37,706
                                                      ---------------    -------------    ---------------
                Total                                      2,496,688        2,026,523         1,157,617
                                                      ----------------    -------------   ---------------
      Remuneration for the use of network and PAT (i)                                           492,910
      Data transmission..............................        198,865         164,346            212,296

      Internetwork revenues..........................        558,319         999,380          1,114,002
      Other..........................................         38,765          34,628            108,199
                                                       ----------------    -------------   --------------

      Gross operating revenues.......................      5,577,179        6,360,190          6,946,326
      Value added and other indirect taxes...........     (1,293,109)      (1,384,077)        (1,766,623)
      Discounts (primarily on public telephone cards)        (10,264)         (16,820)           (21,286)
                                                     ---------------    -------------    ---------------
      Net operating revenue..........................      4,273,806        4,959,293          5,158,417
                                                     ===============    =============    ===============

(i) In April 1997, the existing revenue sharing program among the fixed-line operators and Embratel was adjusted and the percentage of revenues retained by the fixed-line companies for domestic and international long-distance calls was lowered. Until April 1, 1998, revenues for fixed-line domestic and international long-distance calls were divided among the Embratel and the regional fixed-line companies. Under this system, each fixed-line company billed its customers for all domestic and international long-distance telephone calls and retained a percentage of the revenues (such percentage was set by the Ministry of Communications) from all such calls, transferring the remainder of the revenue to Embratel. This revenue-sharing system was eliminated as of April 1, 1998 and replaced by a new system in which Embratel receives 100% of the revenues from fixed-line
     (i) interregional long-distance calls, (ii) certain intra-regional long-distance calls and (iii) international long-distance calls that it carries, but must pay certain per-minute interconnection charges to the regional fixed-line companies for connection to and use of their networks in originating and/or completing such calls. In addition, until June 30, 2001, the Embratel must pay a supplemental per-minute charge for such interconnection, the PAT (Note 3(o)). The supplemental per-minute charge for interconnection (PAT) received by the Subsidiaries in the year ended December 31, 1998 amounted to R$ 163,423


5.   Cost of services

                              1996             1997               1998
                        ---------------    -------------    ---------------
Depreciation
and amortization.......    1,226,604        1,293,505           1,503,356
Services...............      414,916          659,050             952,310
Personnel..............      559,975          508,337            446,816
Materials..............       80,688           71,307            116,862
Other..................       61,417           39,153             61,551
                        ---------------    -------------    ---------------
                           2,343,600        2,571,352          3,080,895
                        ===============    =============    ===============

6.   Interest income (expense)

                                                  1996           1997     1998
                                        ---------------   -----------  --------

Interest income
Interest income on cash
 equivalents and trading
  securities...........................    44,693            122,720    48,134
Interest on overdue
 receivables from subscribers..........        -                   -    37,180
Interest on receivables from
 Cellular Companies....................        -                   -    30,749
Discounts obtained.....................        -                   -     8,274
Other..................................      680               3,834    37,986
                                        ---------------   -----------  --------
                                          45,373             126,554   162,323
                                        ===============   ===========  ========

Allocated interest income                      -                   -
                                        ---------------   -----------

Unallocated interest income               45,373            126,554
                                        ---------------   -----------

Interest expense
Interest charges
on debts..............................  (173,006)          (156,273)     (6,842)
Exchange rate variations
on loans.............................. ..(10,148)           (18,534)    (41,421)
CPMF (tax on bank account
 debits and withdrawals)                       -                  -     (23,526)
Banking charges, taxes
and other..................                    -                  -     (51,861)
                                      ------------     ------------    ---------
                                         (183,154)         (174,807)   (123,650)
                                      ============     =============  ==========
      Allocated interest expense          (61,780)         (46,263)
                                      ------------     -------------
      Unallocated interest expense       (121,374)        (128,544)
                                      ------------     -------------

7.   Other net operating income (expense)

                                               1996         1997          1998
                                            -------       ------        -------
Interest in Subsidiaries'
credits made directly to equity                    -           -        107,228
Fines and expenses recovered................ 190,938      92,831        115,461
Technical and administrative services....... 132,695      202,408        64,632
Research and development.................... (35,561)     (31,072)      (42,116)
Taxes other than income taxes............... (9,222 )      (7,214)      (11,691)
Provision for contingencies (i)............. (37,222)    (41,966)             -
Voluntary termination program (i)........... (80,911)          -              -
Donations ..................................  (9,304)    (18,960)        (2,123)
Other.......................................  40,546      52,640        101,237
                                              ------      ------        -------
                                             191,959     248,667        332,628
                                      ===============  =========     ===========

(i) For the year ended December 31, 1998, expenses are included as "Extraordinary items" (Note 8).

          Interest in Subsidiaries' credits made directly to equity represents amounts recorded by the Subsidiaries in their respective shareholders' equity accounts without affecting net income (primarily the interest on construction-in-progress reserves of R$ 113,225 Note 3(g)) but which are recorded by the Holding Company in a separate line item in the consolidated statement of income.

          Fines and expenses recovered primarily represent penalties collected on past due accounts receivable and recovery of sales taxes of prior periods. The amount of penalties collected on past due accounts receivable amounted to R$ 174,359, R$ 73,272 and R$ 59,270 in 1996, 1997, and 1998
     respectively.


8.   Extraordinary items

     Extraordinary charges recorded in 1998 were as follows:

                                                                        1998
                                                                        ----

     (i)    Supplementation of provisions for labor contingencies.... 256,625
     (ii)   Tax related contingency provisions....................... 207,516
     (iii)  Implementation of the voluntary termination program...... 207,219
     (iv)   Acceleration of depreciation (for substitution)
            of analog equipment...................................... 106,000
     (v)    Civil claims and related provisions......................  62,184
     (vi)   Fair value adjustment of shares due
            former Telebras debentureholders.........................  48,714
     (vii)  Adjustment of physical inventory of fixed assets.........  48,394
     (viii) Provision for pension supplementation....................  46,375
     (ix)   Others (individually less than R$ 28,000)................  51,807
                                                                    ---------
                                                                    1,034,834
                                                                    =========

      The events justifying the charge in the year ended December 31, 1998 are summarized as follows:

    (i)  Supplementation of provisions for labor contingencies

    These amounts represent labor claims related to:

    . Health and safety - includes a charge of R$ 102,557 following a definitive ruling provided by the Superior Labor Tribunal in 1998 providing guidance on determining dangerous work premiums. The charge reflects an adjustment to the amount payable under trade union agreements for employees working within an environment considered as dangerous principally operations close to high tension electric installations;

    . Inflation indexation adjustments - includes a charge of R$ 42,250 relating to a labor case claiming that the inflation index adjusting salaries following certain economic stabilization programs announced by the government in past years understated employee salaries. A reevaluation of the risk of loss in 1998 was made subsequent to an unfavorable ruling by the Superior Labor Tribunal following certain procedural errors in the appeals process. Additionally, a further R$ 20,129 was provided following a risk review to meet employee class actions sponsored by the regional trade unions;

    . Productivity premiums - includes a charge of R$19,805 relating to collective bargaining agreements; and

    . Salary scale adjustments - includes a charge of R$ 29,183 to reflect the probable loss arising from labor cases filed by employees claiming equalization of salary scales among certain employee classifications.

    (ii) Tax related contingency provisions

         Recent changes in the tax code for telecommunications and the new relationship between tax authorities and privatized companies have generated disputes over the jurisdiction of certain taxes and contributions, requiring adjustments to provisions.

    . Value-added tax on sales and services (ICMS) - includes a charge of R$ 30,145 relating principally to assessments raised in 1998 claiming tax on installation and activation charges for the period prior to the tax being invoiced to telephone subscribers (June to September 1998) (Note
         21). Management believes that in view of the recent nature of this assessment and the lack of jurisprudence, the possibility of loss is considered to be probable;

     . Social contribution levy on revenues (FINSOCIAL) and the Public Service Savings Employee Program contributions (PASEP) - includes a charge of R$ 55,508. In 1995, the Brazilian Supreme Court ruled that certain increases in the rate of the FINSOCIAL tax (a predecessor tax to COFINS) were unconstitutional. As a result, the Companies recorded a credit of R$27,575 under "Other net operating income" in that year. In 1997, the Brazilian Supreme Court narrowed its prior decision, leading the tax authorities to challenge similar 1995 credits recognized by other telecommunication companies. The PASEP contingency is of a similar nature. Management reevaluated this issue in 1998 after having received various FINSOCIAL assessments and believes that, in view of the Supreme Court decision, such amount will be payable;

    . Service taxes (ISS) - includes a charge of R$ 49,230 relating to tax assessments issued in 1998 relating to services not falling under the ICMS tax basis, such as equipment rentals, added value services and other technical and administrative services. Management believes that in view of the recent nature of this assessment and the lack of jurisprudence, the possibility of loss is considered to be probable; and

    . Social security contributions on payroll (INSS) - includes a charge of R$ 20,916 relating principally to assessments raised in 1998 alleging social security co-obligations (R$ 7,802) and contributions due on employee professional development benefits (R$ 13,114).

    (iii) Implementation of the voluntary termination program

         In light of the new concessions being awarded to competitors as from 1999, pursuant to the privatization rules (Note 1(d)), the Subsidiaries implemented a plan for the voluntary termination of employees, for which 7,395 employees opted in the year ended December 31, 1998. This program was announced prior to the date of the financial statements and approved by the Board of Directors. The program specifically identified the number of employees to be terminated, their job classifications or functions, and their location. The benefit arrangements were communicated to the employees. The program was completed by December 31, 1998 and the amount of R$ 207,219 represents the total benefits actually paid to the former employees of the Companies through that date.

    (iv) Acceleration of depreciation (for substitution) of analog equipment

         The Concession technology standards target presupposes substitution of analog equipment by digital equipment in periods that are shorter than the original estimated useful lives of these assets, thereby requiring acceleration of depreciation. The Subsidiaries intend to accelerate the rate of replacement of the remaining analog transmission equipment. In 1998, management determined the substitution of approximately R$ 858,560 of such equipment (at December 31, 1998 net book values) by, at least, 2005, the date by which all equipment must be digital under the Anatel regulations. Such equipment is comprised of analog assets, including automatic switching equipment (R$487,707) and transmission equipment (R$367,351), against which provisions for acceleration of depreciation were made.

    (v)  Civil claims and related provision

        The Companies provided as probable loss contingencies, following legal or judicial rulings in the year ended December 31, 1998, the following amounts related to civil claims:

    . Civil damages case - includes a charge of R$ 11,500 relating to a suit filed in 1998 for an alleged breach of service contract; and

    . Rent agreement - includes a charge of R$ 10,253 relating to an alleged breach of a rental contract.

    (vi) Fair value adjustment of shares due former Telebras debentureholders

         As described in Note 23 (a), the Holding Company inherited an obligation upon the Break-up of Telebras to issue preferred shares in resolution of a dispute on the conversion in 1990 of certain debentures for shares in Telebras. Following a legal ruling on April, 22 1998 and upon receiving instructions from Telebras, the Holding Company updated the obligation based on the fair value of the shares at December 31, 1998.


    (vii) Adjustment of physical inventory of fixed assets

         Adjustment of physical inventory of fixed assets relates to write-off of assets, principally automatic switching equipment (R$ 12,920), underground and building cables (R$ 11,485) and transmission equipment (R$ 5,326), not located.

    (viii)Provision for pension supplementation

         The additional provision for pension in the amount of R$ 46,375 relates to the actuarial calculation, prepared by independent actuaries, for the supplementation of benefits paid by the Brazilian government to the employees of Companhia Brasileira de Telefones, a predecessor company, which, up to December 31, 1998, was accounted on a cash basis (Note 22).

9.    Net nonoperating income (expense)

                                                    1996        1997       1998
                                               ---------   ---------   --------
      Loss on disposal of permanent assets.....  (47,703)    (78,732)   (95,327)
      Other income (expense)...................   37,464      18,643    (31,935)
                                                  ------   ---------   ---------
                                                 (10,239)    (60,089)  (127,262)
                                               =========   =========   =========

10.   Income and social contribution taxes

         Brazilian income taxes comprise federal income tax and social contribution tax. The composite statutory rates were 30.56%, 33.00% and 33.00%, in 1996, 1997 and 1998 respectively. Based on legislation enacted in February 1999 (Note 30(c)), the social contribution rate is increased to 12% from May 1 through December 31, 1999. Deferred tax temporary differences (net liability) reversing during this period have not been adjusted at December 31, 1998 to reflect the increased social contribution rate.

         Deferred taxes are provided on temporary differences which include the effects of indexation adjustments that will not give rise to deductions when subsequently depreciated, amortized or disposed of.

         Because cash and certain non-specific debt were not allocated to the cellular telecommunications business (Note 2), the associated interest income and expense was not allocated. Consequently, although the Companies' continuing operations include interest income and expense relating to discontinued cellular operations through December 31, 1997, income tax expense and current tax liabilities have not been allocated to the discontinued cellular operations.

         In prior years the indexation adjustments to permanent assets and shareholders' equity in accordance with the tax law gave rise to a tax deductible expense, if the indexation of equity exceeded the indexation of permanent assets, or to taxable income, called "inflationary profit", if the indexation of permanent assets exceeded that of equity. In the latter case, payment of the related tax liability could be deferred until it was deemed to have been realized either through depreciation or disposal of the permanent assets in existence at the time the liability was recorded, subject to a minimum realization rate of 10% per annum. In 1996 and 1997, management elected to prepay income taxes on the remaining inflationary profit that it had previously deferred. Brazilian companies making such a prepayment in relation to 1997 were entitled to utilize an income tax rate of 10% instead of the then current rate of 25%. Similar reductions applied to the prepayments in 1996. The result was a gain of R$ 7,898 and R$ 37,605 for 1996 and 1997, respectively, from the reduction in deferred tax liabilities.

      The following is an analysis of the income tax and social contribution expense (benefit) :

                                                  1996       1997       1998
                                                 ------     ------      -----
      Social contribution charge..............    98,984     150,241    106,185
      Income tax charge.......................   307,446     431,342     57,330
      Losses recorded from prior years........   (31,319)    (25,106)   (58,364)
      Deferred taxes..........................    23,639     (35,003)  (181,507)
      Effect of rate changes on deferred tax..    (4,388)        975          -
      Early payment gain......................    (7,898)    (37,605)         -
                                                  ------    --------     -------

                                                 386,464     484,844    (76,356)
                                                 =======    ========    ========
      Tax benefit on extraordinary items.........      -           -   (306,491)
      Income tax and social
      contribution expense.......................386,464     484,844    230,135
                                                --------    ---------   -------
      Total tax charge (benefit).................386,464     484,844    (76,356)
                                                 =======     ========    =======

 The following is a reconciliation of the amount calculated by applying the composite statutory tax rates of income tax and social contribution to the reported income before taxes to the reported income tax expense
     (benefit):

                                                   1996          1997        1998
                                                   ----          ----        ----
  Income before taxes (except tax benefit on
   extraordinary items) and minority interests
     as reported in the financial statements      1,412,745   1,896,080     221,519
 Add : Tax benefit on extraordinary items                -           -    (306,491)
                                                -----------  ----------    ---------
  Income (loss) before taxes
  and minority interests                         1,412,745    1,896,080     (84,972)
                                               ============  ===========   =========
  Tax charge (benefit) at the
  composite statutory rate...............          431,735      625,706     (28,041)
  Permanent differences additions:
     Non-deductible expenses (i).........            1,813        6,067      70,171
     Employees' profit share.............            6,646       10,456       3,734
     Capitalized interest................          (14,700)     (25,999)    (65,932)
  Tax benefit from deductibility
     of notional interest
     attributed to shareholders' equity..                -      (57,227)          -
  Other items:
     Tax net operating losses............         (16,257)      (25,926)    (58,364)
     Effect of rate changes on
     deferred tax........................          (4,388)          975          -
     Early payment incentives............          (7,899)      (37,605)         -
     Other incentives....................          (7,856)      (11,590)        65
     Other, net..........................          (2,630)          (13)      2,011
  Income and social contribution
  taxes as reported                               386,464       484,844    (76,356)
                                                 ========     =========    ========

  Effective rate                                     27.3%         25.5%    (89.9%)
                                             ============ =============    ========

       (i) Includes write-offs of (a) fixed assets not located during physical inventory (Note 8(vii)) for which no technical appraisal report is available and, therefore, were not considered deductible for tax purposes, in the amount of R$ 41,719 and (b) non-collectible accounts receivable in the amount of R$ 27,177.

     Brazilian corporations are permitted to determine a tax-deductible notional interest expense attributable to shareholders' equity, which is treated as a dividend and distributed in a manner similar to a dividend. For financial reporting purposes, interest attributed to shareholders' equity is recorded as a deduction from unappropriated retained earnings. In 1996, the withholding tax was payable by the companies and was accrued and charged to income. As from 1997, the withholding tax is payable by the companies on behalf of the shareholder (Note 23(b)).

  The composition of tax assets (Note 13), is as follows:

                                           1997               1998
                                   ---------------    ---------------
 Deferred tax assets:
 Net operating losses ...........       108,894              253,444
      Valuation allowance .......      (102,352)           (119,850)
 Provisions for contingencies....        44,836             176,912
 Other...........................        56,085               7,337
                                        107,463             317,843
                                  ==============      ===============
         Deferred tax assets are established in relation to temporarily disallowed items in the calculation of taxable profits and on tax losses when management believe that it is probable that the results of future operations will generate sufficient taxable income to realize these deferred tax assets. Net operating loss carryforwards have no expiry dates and are recognized as deferred tax assets as losses are incurred. Federal income tax regulations currently state that tax losses available for offset are limited in any one year to 30% of annual income before tax determined in accordance with Brazilian Corporation Law. Valuation allowances have been established when, based on management's expectation, realization of the loss carryforwards is not probable.

The composition of tax liabilities is as follows:

                                                         1997        1998
                                                    ---------    --------
Federal income tax payable..........................   14,751      49,199
Social contribution tax payable.....................   37,189      13,371
Deferred tax liabilities
     Additional indexation expense from 1990........   98,969      73,627
     Others.........................................  545,877     538,671
                                                      696,786     674,868
                                                    =========    ========
Current   ..........................................  144,923     100,851
Noncurrent..........................................  551,863     574,017

         Deferred tax liabilities - Additional indexation expense from 1990 relate to the non-tax deductible increase arising from pre-1990 indexation adjustments to property, plant and equipment.

         Deferred tax liabilities - Others relate to the difference between the tax basis of permanent assets, which was not indexed for inflation subsequent to December 31, 1995, and the reporting basis, which includes indexation through December 31, 1997 (Note 2(a)(iii)). The counter-entry was charged directly to shareholders' equity.


11.   Other cash and cash equivalents

                                                         1997               1998
                                              ---------------    ---------------
      Cash and bank accounts..................         55,037            109,503
      Trading securities.........................           -            251,578
      Held-to-maturity investments............              -             14,421
                                              ----------------   ---------------
                                                       55,037            375,502
                                              ================   ===============

12.   Trade accounts receivable, net

                                                             1997           1998
                                                  ---------------    -----------
      Billed amounts.............................        489,209        628,459
      Accrued amounts............................        310,976
      308,541
      Allowance for doubtful accounts............         (90,323)      (55,347)
                                                  ---------------    -----------
                                                          709,862       881,653
                                                  ===============    ===========

      The changes in the allowance for doubtful accounts were as follows:

                                                1996      1997           1998
                                             ---------  ----------    ----------
      Beginning balance....................... 10,300    14,317         90,323
      Provision charged to selling expenses... 28,316   101,375         81,180
      Write-offs..............................(24,299)  (25,369)      (116,156)
      Ending balance                           14,317      90,323       55,347
                                              ========  ==========    ==========

13.   Deferred and recoverable taxes

                                                      1997        1998
                                               -----------    ---------
      Deferred tax assets (Note 10)........       107,463      317,843
      Recoverable income tax...............        52,319      101,470
      Recoverable social contribution tax..        12,865      35,865
      Sales and other taxes................        44,383      29,673
      Tax deducted at source...............           786       3,197
                                               ----------     ---------
      Total                                       217,816     488,048
                                               ==========    ==========
      Current...............................      181,663      270,628
      Noncurrent............................       36,153      217,420

14.   Other assets
                                                         1997              1998
                                                      -----------       --------
      Recoverable advances and deposits..........      38,193             92,162
      Fiscal incentive investments...............      53,485             68,767
      Other debtors..............................      26,800             68,374
      Maintenance inventories....................     133,010             32,729
      Prepayments................................      11,233             10,518
      Assets to be sold..........................      1,987                  -
      Other......................................     43,443              70,223
                                                      ------            --------

      Total                                          308,151            342,773
                                                    ===========        =========
      Current....................................    247,822            223,564
      Noncurrent.................................     60,329            119,209

      Recoverable advances at December 31, 1998 relate to advances to employees, in the amount of R$ 27,986 and judicial deposits related to civil and labor claims (Note 8 (i) and (v)), totaling R$ 30,494.

15.   Investments
                                                        1997              1998
                                                      ---------        --------
      Fiscal incentive investments................     5,856              6,051
      Other investments...........................     8,861              8,848
                                                      ---------        --------
                                                      14,717             14,899
                                                      =========        ========

16.   Property, plant and equipment net

a.    Composition

                                                       1997               1998
                                                     -------            ------
      Buildings..............................      3,773,301           4,196,872
      Automatic switching equipment..........      8,063,185           8,801,169
      Other equipment........................     10,407,846          11,594,372
      Construction-in-progress...............      2,713,793           1,683,248
      Other assets...........................      3,052,453           3,467,044
                                                   ---------           ---------
            Total cost.......................     28,010,578         29,742,705
      Accumulated depreciation...............    (14,728,192)       (15,661,802)
      Property, plant and equipment, net          13,282,386         14,080,903

         Capitalized interest is detailed in Note 31 (a).

         Other equipment includes: Overhead, underground and building cables, teleprinters, private automatic exchanges, generating equipment and furniture.

         Other assets include: Underground cables, computer equipment, vehicles, land and other assets. Within "Other assets" the book value of land is R$ 125,319 at December 31, 1997 and R$ 152,060 at December 31, 1998.

b.    Depreciation rates

      The annual depreciation rates applied to property, plant and equipment are as follows:

                                                              %
                                                          -----
      Buildings...................................         4.00
      Automatic switching equipment...............         7.69
      Other equipment.............................        10.00
      Other assets (excluding land)............... 5.00 - 20.00

c.    Rentals

         The Companies rent equipment and premises through a number of operating agreements that expire at different dates. Total annual rent expense under these agreements was as follows:

                                    1996             1997               1998
                         ---------------    -------------    ---------------
      Rent expense                92,577           83,301             78,513
                         ===============    =============    ===============

         Rental commitments relate primarily to facilities where the future minimum rental payments under leases with remaining noncancelable terms in excess of one year are:

      Year ending December 31,            1997               1998
                               ---------------    ---------------
      1998.................           31,640
      1999.................           31,571           23,614
      2000.................           30,726           18,681
      2001.................           31,076           18,110
      2002 ................          31,480            17,257
      2003 and thereafter..          35,028            17,767
                              ---------------    ---------------
      Total minimum payments        191,521            95,429
                              ===============    ===============

17.   Payroll and related accruals

                                                     1997               1998
                                          ---------------    ---------------
      Accrued social security charges.....        103,573             78,783
      Wages and salaries..................         49,454             38,938
      Accrued benefits....................         45,603             31,755
      Payroll withholdings................          2,561              1,736
                                          ---------------    ---------------
                                                  201,191            151,212
                                          ===============    ===============

18.   Taxes other than income taxes

                                                     1997               1998
                                          ---------------    ---------------
      Value-added taxes..................         236,682            264,813
      Other indirect taxes
      on operating revenues..............          32,752             18,723
                                          ---------------    ---------------
                                                  269,434            283,536
                                          ===============    ===============

19.   Dividends

                                                     1997               1998
                                          ---------------    ---------------
      Minority shareholders...............        115,372            167,735
      Majority shareholders (Note 22).....        365,054             83,484
      Prior years' dividends not claimed..         13,929             37,346
                                          ----------------   ---------------
                                                  494,355            288,565
                                          ================  ================


20.   Loans and financing

a.    Composition

                                                      1997              1998
                                           ---------------   ---------------
      Third party financing
           Equipment financing (i).......          189,508          310,286
           Other.........................          106,334            9,455
                                           ---------------   ---------------
                                                   295,842            319,741
      Loans payable to Telebras
           Eurobonds, originally
           issued by Telebras (ii).......          150,006                  -
           Loans and financing
           from Telebras (iii)...........        1,040,977                  -
           Other debt....................           30,861                  -
                                           ---------------   ---------------
                                                 1,221,844                  -
      Accrued interest
           Third party...................            9,480              7,466
           Telebras......................           96,387                  -
                                           ---------------   ---------------
                                                   105,867              7,466
                                           ---------------  ----------------
           Total                                 1,623,553            327,207
                                           ================  ================

      Current
           Third party financing.........          128,823            104,039
           Payable to Telebras...........          614,768                  -
                                           ---------------  ----------------
                                                   743,591            104,039
                                           ================ =================

                                                      1997               1998
                                            ---------------    ---------------
      Noncurrent
           Third party financing ........          176,499            223,168
           Payable to Telebras...........          703,463                  -
                                            ---------------    ---------------
                                                   879,962            223,168
                                            ===============  =================

         (i) The loans with suppliers of telecommunications equipment, are, in the majority, repayable by 2002 and relate to contracts for the supply and installation of hardware and software under the network expansion program. The loans are denominated in US dollars and bear interest at a rate of LIBOR plus 3% to 6% per annum and interest of 10.88% to 18.00% per annum. The loans are guaranteed by Telebras. The LIBOR benchmark rate at December 31, 1998 was 5.05%.

         (ii) Represented by an Italian Lira-denominated loan (L.185,523,912) due 1999 bearing annual interest of 13.00%. In addition to the contractual interest, in connection with the Eurobonds, the Subsidiaries paid Telebras a 1% per year administrative fee on the outstanding balances. Such balances were eliminated upon the Break-up of Telebras.

         (iii) The short-term loans were subject to the daily interest rate on Brazilian federal treasury bills (Remuneracao Diaria dos Titulos Publicos) plus a spread of 0.25% per annum.

      The Companies have no committed lines of credit.

b.    Repayment schedule

      Noncurrent debt is scheduled to be repaid as follows:

                                                      1997               1998
                                               ---------------    --------------
      1999..........................               561,473                  -
      2000..........................               145,222             72,169
      2001..........................                71,950             48,265
      2002..........................                55,877             79,452
      2003..........................                45,440            14,735
      2004 and thereafter...........                 8,547
                                               ---------------    --------------
                                                   879,962            223,168
                                               ===============    ==============

c.    Currency analysis
                                                         1997              1998
                                              ---------------    ---------------

      Brazilian Reais.........................      1,079,895             76,214
      US dollars..............................        287,785            243,527
      Italian lira ...........................        150,006                  -
                                              ---------------    ---------------

                                                    1,517,686            319,741
      Accrued interest.......................         105,867              7,466
                                              ---------------    ---------------
                                                    1.623,553            327,207
                                              ===============    ===============

      The Companies do not hedge their foreign currency liabilities.

d.    Credit agreement defaults

         The Companies are party to certain credit agreements that contain covenants restricting, among other things, (i) the ability of Telebras to dispose of all or a substantial part of its assets or to cease to control a company that was an operating subsidiary of the Telebras system and (ii) the ability of the Federal Government to dispose of its controlling interest in the Telebras system. The Breakup of Telebras on May 22, 1998, and the privatization of the Companies constituted, an event of default under such credit agreements. In addition, most of the Companies' other credit agreements include cross-default provisions and cross-acceleration provisions that would permit the holders of such indebtedness to declare the indebtedness to be in default and to accelerate the maturity thereof if a significant portion of the principal amount of the Companies' debt is in default or accelerated. Approximately R$ 111,400 of the Companies' outstanding debt as of December 31, 1998 (1997 - R$ 133,055) is in default as a result of the privatization. The Companies are currently in negotiations with the appropriate creditors with respect to this indebtedness.

         The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Companies be unable to renegotiate the credit agreements.


21.   Provisions for contingencies

         The Companies are party to certain legal proceedings arising in the normal course of business including civil, administrative, tax, social security and labor proceedings. The Companies have provided for the amounts to cover the probable estimated losses due to adverse legal judgments. In the opinion of management, such actions, if decided adversely to the Companies, would not have a material adverse effect on the Companies' financial condition.

      Provisions for contingent liabilities were as follows:

                                                      1997               1998
                                            --------------    ---------------
      Labor claims..........................       111,707            327,910
      Disputed taxes........................        12,661            194,762
      Civil claims..........................        14,553            130,491
                                            --------------    ---------------
                                                   138,921            653,163
                                            ==============    ===============
      Current...............................        84,967            422,773
      Noncurrent............................        53,954            230,390

         Labor claims - The provision for labor claims comprises management's estimate of the most probable loss in relation to various suits filed by current and former employees and probable contingencies relating to benefits and indexation adjustments (Note 8(i)).

         Disputed taxes - The determination of the manner in which the various federal, state and municipal Brazilian taxes apply to the operations of the Companies is subject to varying interpretations arising from the unique nature of the Companies' operations. Management believes that its interpretation of the Companies' tax obligations is substantially in compliance with legislation. Accordingly, any changes in the tax treatment afforded to the Companies' operations will be the result of new legislation or interpretive rulings of the tax authorities that will, in the opinion of management, not have any retroactive impact.

         Civil claims - The civil claims relate mainly to a probable liability arising from an obligation spun-off from Telebras in relation to its convertible debentures (Note 8(vi)) and to disputes with suppliers of telecommunications equipment over price-escalation clauses in their contracts and contract terminations.

         Other possible contingencies - On June 19, 1998, the individual Brazilian State treasuries approved an agreement to interpret existing Brazilian tax law to broaden the application of the ICMS (Imposto sobre Circulacao de Mercadorias e Servicos), a state value-added tax, to cover not only telecommunications services but also other services, including cellular activation, which had not been previously subject to such tax. Pursuant to this new interpretation of tax law, the ICMS tax may be applied retroactively for such services rendered during the last five years. In 1998, the Companies provided for ICMS not invoiced and withheld from June to September (Note 8(ii)). The Companies believe that the attempt by the States to extend the scope of ICMS tax to services which are supplementary to basic telecommunications services is unlawful because: (i) the state secretaries acted beyond the scope of their authority. (ii) their interpretation would subject certain services to taxation which are not considered telecommunications services; and (iii) new taxes may not be applied retroactively. No provision for such taxes has been made in the consolidated financial statements for periods prior to June 1998 as the Companies do not believe it is probable that such taxes will be payable for services rendered during the last five years. Had the ICMS tax (37% in the case of the State of Rio de Janeiro in 1998 and 17% to 25% for the other states) been applied retroactively to activation fees earned by the Companies during the last five years through June 1998, it would give rise to a maximum liability estimated at R$238,000. Management does not believe that the payment of retroactive ICMS taxes is probable and, therefore, no provision for loss with respect to retroactive application of the ICMS has been made or is expected to be made in the Company's consolidated financial statements. There can be no assurance that the Companies will prevail in its position that the new interpretation by the state treasury secretaries is unlawful.

         Telebras, the legal predecessor of the Companies, is a defendant in a number of legal proceedings and subject to other claims and contingencies. Any claims against Telebras, which are not satisfied by Telebras, could result in claims against the Companies. Management believes that the chances of any such claims materializing and having a material adverse financial effect on the Companies are remote, and, therefore, no provision had been made.

         Management believes it has meritorious defenses to all lawsuits and legal proceedings in which the Companies are defendants. Based on its evaluation of such matters, and after consideration of reserves established, management believes that the resolution of such matters will not have a material adverse effect on the Companies' financial position or results of operations.

22.   Provision for pensions

         The Companies participate in a multi-employer defined benefit pension and other post-retirement benefit plans administered by the Fundacao Telebras de Seguridade Social ("Sistel").

         Approximately 97% of the Companies' employees are covered by these plans. The Companies contributed and charged to expense R$ 113,105, R$ 108,393 and R$ 86,566 in 1996, 1997 and 1998, respectively, in respect of pension fund contributions. Information from the plans' administrators is not available to permit the Companies to determine their share of unfunded vested benefits, if any. As a member of a multi-employer plan, the Companies' contributions are not segregated in separate accounts or restricted to provide benefits only to employees of the Companies. The Companies are also contingently liable for the total obligations of the plans. The funded status of the Sistel Plan is presented below.

         The pension benefit is generally defined as the difference between (i) 90% of the retiree's average salary during the last 36 months indexed to the date of retirement and (ii) the value of the retirement pension paid by the Brazilian social security system. For retired employees the initial pension payment is subsequently adjusted upwards to recognize cost of living increases and productivity awards granted to active employees. In addition to the pension supplements, post-retirement health care and life insurance benefits are provided to eligible pensioners and their dependents.

         Contributions to the plans are based on actuarial studies prepared by independent actuaries under Brazilian regulations. The actuarial studies are revised periodically to identify whether adjustments to the contributions are necessary. A summary of the assets and obligations of the multi-employer plan, determined in compliance with actuarial and accounting principles generally accepted in Brazil, is as follows:

                                                        1997               1998
                                             ---------------    ---------------
      Combined plan assets:
           Interest bearing deposits.........      1,714,153          2,539,338
           Stocks and shares.................      2,360,786          1,676,103
           Investment properties.............        363,305            394,553
           Loans to beneficiaries............        123,428            115,854
           Other investments.................         53,871             50,386
                                             ---------------    ---------------
           Total plan assets                       4,615,543          4,776,234
                                             ===============    ===============
      Combined plan obligations:
           Accumulated pension and
           other post-retirement
           benefits obligations .............      3,775,898          3,676,626
           Other obligations.................        808,647          1,005,523
                                             ---------------    ---------------
           Total obligations.................      4,584,545          4,682,149
                                             ===============    ===============

      Excess of total plan
      assets over total obligations                  30,998             94,085
                                             ===============    ===============

         The obligations of the plans include an accrual of income tax contingencies of the pension fund of R$ 487,269 and R$ 637,411 in 1997 and 1998, respectively. The contingency arises out of uncertainty as to the income tax status of Brazilian pension funds in general because the tax law is unclear as to whether these funds are exempt from tax on their investment gains through to 1997.

         The Companies and the other sponsors of Sistel (primarily the former Telebras companies) are considering a break-up of Sistel that would generate a separate plan for each of the sponsors for their own employees. The sponsors would expect, however, to jointly maintain a plan offering the current benefits under Sistel for those employees who have already retired and the funding for such plan would be provided by all the sponsors in accordance with the method of allocation used in the break-up of Sistel. The plans for the new funds would be modified to the needs of the new sponsors. Because the sponsors are only in the preliminary stages of discussing the proposed break-up of Sistel, the amounts of the independent reserve liabilities with respect to each sponsors' respective participation are not yet measurable and, therefore, the final configuration of each sponsor's plan and the consequences for the Companies or its employees cannot be assessed.

         In addition to the formal Sistel plan, certain Subsidiaries sponsor a pension plan, which supplements the benefit paid by the Brazilian government. This plan assures the beneficiary, in life, supplementation of earnings, readjusted whenever the employees of the Companies receive a salary readjustment. The pension supplementation plan was established in 1971, before the creation of Sistel and pays benefits to 963 former employees of Companhia Brasileira de Telefones, a predecessor company, in accordance with agreements approved in 1971. Based on an actuarial calculation, prepared by independent actuaries, R$ 46,375 was charged to income for the year ended December 31, 1998 (Note 8(viii)) to meet cover unfunded liabilities. With the exception of this accrual to cover unfunded liabilities in 1998, the Companies account for the expense of this agreement on a cash basis. Contributions paid to this plan in 1996, 1997 and 1998 were R$ 8,220, R$ 7,879 and R$ 8,030, respectively.

23.   Shareholders' equity

         The consolidated financial statements reflect the consolidated shareholders' equity of the Holding Company and the Subsidiaries, after segregating as minority interests the participation of minority shareholders in each of the Subsidiaries at the historical percentages applicable to shareholders other than Telebras in 1997 and other than the Holding Company in 1998. The December 31, 1997 combined shareholders' equity was segregated between capital, reserves and retained earnings as per the Telebras spin-off (Note 1(c)).

a.    Share capital

         The capital stock of the Holding Company is comprised of preferred shares and common shares, all without par value. At December 31, 1998, there were 210,029,997 thousand outstanding preferred shares (inclusive of 13,718,350 thousand preferred shares resulting from the settlement in April 1998 with Telebras as discussed below) and 124,369,031 thousand outstanding common shares. Capital may be increased only by a decision taken at a shareholders' meeting or by the Board of Directors in connection with the capitalization of profits or reserves previously allocated for capital increases at a shareholders' meeting.

         The preferred shares are non-voting except under limited circumstances and are entitled to a preferential, noncumulative dividend and to priority over the common shares in the case of liquidation of the Holding Company.

         Under the Brazilian Corporation Law, the number of non-voting shares, such as the preferred shares, may not exceed two-thirds of the total number of shares. Authorized capital of the Holding Company (the amount up to which the Board of Directors is mandated by the shareholders to increase capital) at December 31, 1998 is 700 billion shares.

         On June 7, 1990, the Board of Directors of Telebras authorized an increase in Telebras share capital by public offer. During the offer period, the CVM initiated an investigation to determine whether Brazilian securities law and regulations regarding the pricing of the new shares issued had been violated, because the shares were issued at a discount to equity value per share. After its investigation the CVM notified the Federal Prosecutor's Office that it believed no violation occurred since the price was established in line with market prices for Telebras' shares traded on the Brazilian stock exchanges. Nevertheless, the Federal Prosecutor decided to pursue the issue through judicial channels. In April 1998, resolution was reached on the disputed Telebras capital increase of 1990. In connection with the resolution Telebras issued 13,718,350 thousand shares of preferred stock to meet the obligation. Accordingly, the Holding Company updated the obligation for the 2,516,572 thousand preferred shares allocated to the Holding Company on the Break-up of Telebras based on the fair value of the shares to December 31, 1998, charging R$ 48,714 to income (Note 8(vi)) increasing the liability to R$ 50,320 (included in Provision for contingencies).

b.    Dividends and interest attributed to shareholders' equity

         Pursuant to its By-laws, the Holding Company is required to distribute as dividends in respect of each fiscal year ending on December 31, to the extent amounts are available for distribution, an aggregate amount equal to at least 25% of "Adjusted Net Income" (as hereinafter defined) (the "Mandatory Dividend"). The annual dividend distributed to holders of preferred shares (the "Preferred Dividend") has priority in the allocation of Adjusted Net Income in determining the Preferred Dividend in relation to the Mandatory Dividend. Remaining amounts to be distributed are allocated first to the payment of a dividend to holders of common shares in an amount equal to the Preferred Dividend and the remainder is distributed equally among holders of preferred shares and common shares.

         The Preferred Dividend corresponds to a non-cumulative preferred dividend equal to 6% of share capital determined in accordance with accounting principles prescribed by Brazilian Corporation Law (which differ from the accounting principles used herein), in proportion of preferred shares to total capital.

         For purposes of Brazilian Corporation Law, and in accordance with the Holding Company's By-laws, the Adjusted Net Income is an amount equal to the Holding Company's net profits determined in accordance with accounting principles prescribed by Brazilian Corporation Law (which differ from the accounting principles used herein) adjusted to reflect allocations to or from (i) the statutory reserve, (ii) an equity contingency reserve for anticipated losses, if any, and (iii) an unrealized revenue reserve, if any.

      The dividends for the year ended December 31, 1998 were calculated as follows:

                                                                      1998
                                         -----------------  ---------------
                                                Preferred           Common
                                                   Shares           Shares
                                         -----------------  ---------------
 Capital.................................       3,741,151        3,741,151
  Proportion of capital..................          62.81%           37.19%
                                         -----------------  ---------------
  Preferred and common capital...........       2,349,750        1,391,401
  Percentage of dividends................              6%               6%
                                         =================  ===============
  Dividends..............................         140,985           83,484
                                         =================  ===============

  Number of shares (thousands)                210,029,997       124,369,31
                                         -----------------  ---------------
 Dividends per thousand shares (in Reais)            0.67             0.67
                                         -----------------  ---------------

      The calculation of the Adjusted Net Income for purposes of dividend distribution is presented below:

                                                                1998
                                                                ----

      Net income for the year
       (determined in accordance with accounting
         principles prescribed by Brazilian Corporation
          Law (which differ from the accounting principles
           used herein - Notes 2 and 29)...................  176,165
      Realization of unrealized revenue reserve............   57,112
      Transfer to statutory (legal) reserve................   (8,808)
                                                           ---------

      Adjusted Net Income                                    224,469
                                                           ==========
      Dividends proposed                                     224,469
                                                           ==========

         The Holding Company's By-laws, in accordance with Law No. 9249 of December 26, 1995, also provide for distribution of interest attributed to shareholders' equity as an alternative form of payment to shareholders. Such interest rate is limited to the average Taxa de Juros de Longo Prazo
      - TJLP (the Brazilian Government Long-Term Interest Rate) during the applicable period and cannot exceed the greater of 50% of net income (before taking such distribution and any deductions for income taxes into account) for the period in respect of which the payment is made or 50% of retained earnings. Distribution of interest may also be accounted for as a tax deductible expense of the company, for both income tax and social contribution purposes. The amount paid to shareholders as interest attributed to shareholders' equity, net of any withholding tax, may be included as part of any Mandatory Dividend. In that case, under Brazilian law, the company is obligated to distribute to shareholders an amount sufficient to ensure that the net amount received by the shareholders, after payment by the company of applicable Brazilian withholding taxes (15% in 1998) in respect of distribution of interest, is at least equal to the Mandatory Dividend.

         At December 31, 1997, the Holding Company deducted from retained earnings an interest charge attributed to shareholders' equity of R$ 178,754 and the related withholding tax of R$ 26,279 which is treated as though it were a declared dividend distribution. The gross amount was treated as tax deductible once the interest was credited to the shareholders generating a tax saving of R$ 57,227. No such interest charge was determined for 1996 and 1998.

c.    Statutory (legal) reserve

         Under Brazilian Corporation Law, the Holding Company is required to maintain a "legal reserve" to which it must allocate 5% of its "Net Profits" (determined in accordance with accounting principles prescribed by Brazilian Corporation Law for each fiscal year until the amount of the reserve equals 20% of paid-in capital. Accumulated losses, if any, may be charged against the legal reserve.

d.    Unrealized revenue reserve

         Under Brazilian Corporation Law, if the amount of "Unrealized Revenue" (as hereinafter defined) for any particular year exceeds the sum allocated to (i) the statutory (legal) reserve, (ii) the discretionary reserves,
      (iii) the contingency reserve and (iv) the reserve for investment projects in such year, such excess may be allocated to an Unrealized Revenue Reserve. Unrealized Revenue in any particular year represents the sum of
      (i) price-level restatement of certain balance sheet accounts (through
      1995) in such year, (ii) the share of equity in the earnings of subsidiary and associated companies in such year and (iii) profits from installment sales to be received after the end of the next succeeding fiscal year.

         In the case of the Holding Company, the revenue represents income earned but not yet realized financially arising from restatement of certain balance sheet accounts and adjustment of investments recorded on the equity method. The equity adjustment arises primarily from the interest capitalized which exceeds interest expense on loans obtained to finance construction-in-progress and is recorded in an appropriated capital reserve directly in shareholders' equity. The reserve is realized when the permanent assets from which it originates are disposed of, dividends are received or other events occur, in conformity with CVM regulations. Realization of this reserve is credited to retained earnings.

e.    Discretionary reserves

         Under Brazilian Corporation Law, a company may also provide for discretionary allocations of "net profits" to the extent set forth in its by-laws. The Holding Company's By-laws provide for a discretionary reserve account for capital increases, which cannot exceed 80% of paid-in capital after distributions of dividends. Under Brazilian Corporation Law, a portion of the Holding Company's Net Profits may be allocated for discretionary appropriations for plant expansion and other capital investment projects, the amount of which is based on a capital budget previously presented by management and approved by shareholders. After completion of the relevant capital projects, the Holding Company may retain the appropriation until a shareholder vote to transfer all or a portion of the reserve to capital or retained earnings.

f.       Retained earnings

         The balance of the retained earnings is to be used to support future investments in accordance with the Companies' investment plans. Distributable earnings are limited to the balance of this account in the statutory records which at December 31, 1998 present a balance of R$ 2,407,234.

24.   Funds for Capitalization

a.    Expansion plan contributions

         Expansion plan contributions are the means by which the Subsidiaries had in the past financed the growth of their telecommunications network. As from July 1, 1997, this source was rescinded by Ordinance 261 of April 30, 1997. The contributions were made by companies or individuals to be connected to the national telephone network. Such contributions were paid directly to the Subsidiaries and interest received, when payments were made in installments, was transferred to Telebras. The capital value received from the prospective telephone subscribers was treated as follows:

     . 80% was capitalized by the Subsidiaries in the name of Telebras, with the value per share issued to Telebras being equal to the equity value per share of each of the Subsidiaries at the end of the year preceding the capitalization;

     . 20% was remitted by the Subsidiaries to Telebras in the month following receipt; and

     . until December 31, 1995, the total capital value received was indexed from the month of receipt to the date of the next audited balance sheet and then capitalized in the name of the prospective subscriber by Telebras or by the Subsidiaries, at a value per share equal to the equity value per share shown in the audited balance sheet. From January 1, 1996, indexation was no longer applied and, for contracts signed as from that date, Telebras or the Companies were allowed the option of using a market value per share, when that was higher than the equity value. Also, as from June 1995, the capitalization of expansion plan contributions was effected by the Subsidiaries issuing their own shares to expansion plan subscribers.

         The Subsidiaries' expansion plan contribution program has been terminated, with no new contracts signed after June 30, 1997. Expansion plan contributions of R$ 924,365 and R$ 600,540 in 1996 and 1997, respectively, were received. Expansion plan contributions approved by the general meeting of shareholders for capitalization and transfer to shareholders' equity amounted to R$ 317,130 and R$ 1,180,793 in 1996 and 1997, respectively.

         In addition to the expansion plans, which they promoted directly, the Subsidiaries also sponsored agreements between companies or individuals in a particular community and independent contractors who undertook to develop the telecommunications infrastructure required to connect them to the national telephone network (Community Expansion Plan). The companies or individuals paid the contractor. On completion of the project, the Subsidiaries incorporated the completed equipment into their fixed assets at the appraised value and credited expansion plan contributions which were then treated in the same manner as the expansion plan contributions received from prospective telephone subscribers, as described above.

         During 1998, the Subsidiaries issued preferred shares in settlement of the financial installments received as expansion plan contributions. The movement on the account is presented below:

      At December 31, 1997.............................................  378,691
         Receipt of funds by Subsidiaries
         under installment programs.................................      69,367
         Capital increase of minority
         shareholders in Subsidiaries............................      (394,257)

                                                                   -------------
      At December 31, 1998                                                53,801
                                                                   =============

         The account balance at December 31, 1998 refers to the monetary correction lag of balances of expansion plan contributions.

b.    Other funds

         Other funds are comprised of resources received which are expected to be capitalized.

25.   Transactions with related parties

         Until August 4, 1998, the principal related party transactions took place with Embratel in respect of long-distance telecommunications. The Subsidiaries have operating agreements with Embratel, which define the charge per minute for inter or intrastate long-distance or international telephone calls with origin or destination in the area specified by the telecommunications concession granted to the Subsidiaries by the Federal Government. All charges to customers, including long-distance, are billed by the Subsidiaries, who transfer the long-distance portion of the charges to Embratel. As a result, the Subsidiaries normally have a payable to Embratel.

         Embratel and the cellular companies of Telebras must pay a network usage fee if they access end customers via the network of the Subsidiaries. In practical terms, even though the network usage fee includes the costs of a variety of network elements and services, the network usage fee primarily reflects the use of certain facilities of the Subsidiaries for which Embratel and the cellular companies do not have adequate substitutes, particularly the local loop between local exchanges and customers.

         In the past, the Subsidiaries shared revenues for interregional and international long-distance calls with Embratel rather than charging Embratel a network usage fee for the use of the Subsidiaries' network. Under this system, the Companies retained a fixed percentage of the revenues associated with such calls and paid the balance of the revenues associated with such calls to Embratel. This system was replaced on April 28, 1998 with the interconnection charge that had already been in place for interconnection of the Subsidiaries' network with cellular networks, under which the Subsidiaries charge for connection to their network, and usage of their network.

         Additionally, as a result of telephone calls to and from the service areas of other telephone operators, the Subsidiaries have receivable and payable positions with other telecommunications service providers in Brazil within the former Telebras group of companies relating to charges for the use of the networks belonging to those telecommunications service providers.

         A summary of the balances and transactions with these related parties is as follows:

                                                                          1997
                                                                       ---------
      Current assets:
           Trade accounts receivable.........................             11,352
           Other assets......................................             26,643
      Noncurrent assets
           Other assets......................................              2,080
      Current liabilities:
           Loans and financing...............................            614,768
           Accounts payable and accrued expenses.............             66,766
           Dividends.........................................            365,054
      Noncurrent liabilities:
           Loans and financing...............................            703,463

                                               1996        1997        1998
                                           --------    --------   ---------
         Net operating revenues:
           Telecommunication services.....  192,714     347,281     847,097
      Other services......................   66,011     187,784      56,167


                                            258,725     535,065     903,264
                                           --------    --------   ---------

         Cost of services................. (237,550)    (449,487)   (272,478)
         Operating expenses...............  (35,562)    (31,072)     (22,209)
         Net interest expense............. (126,064)    (93,107)

         Through December 31, 1997, the transactions with the Cellular Companies are classified as Discontinued operations; such transactions, upon the spin-off of the Cellular Companies (Note 1(b)) and through to the date of privatization are treated as related parties. Net operating revenues for the period in 1998 accruing from the Cellular Companies totaled R$ 639,453.

         Until the Break-up of Telebras, the Subsidiaries and other companies of the Telebras system were required to contribute to the research and development center operated by Telebras and also conducted their own independent research and development. Following the breakup of Telebras, a private independently administered research and development center was established. Pursuant to an agreement signed in May 1998 between the research and development center and the Subsidiaries, the Subsidiaries are obligated to contribute R$ 128,594 in total to the center over the three year period ending May 2001. No provision is made for this future obligation. The research and development contributions are charged to income as paid.

         Additionally, Telebras charged a 1% per annum administration fee on the allocation to the Holding Company of debt originally contracted by Telebras. Telebras has also charged interest on intercompany loans at a rate equal to the interest rate on federal treasury bills plus 0.25%. These interest charges are included in the above table as net interest expense.

         Other related parties through to August 4, 1998 were Federal, State and Municipal Governments. Revenues from telephone calls made by government bodies and related organizations have not been included above because details of the type of telephone user were not maintained.

         The balances of amounts invested in government securities or through government controlled entities (Deposits with Banco do Brasil S.A.) were R$ 159,202 at December 31, 1997.

         The Companies believe that all the costs of doing business are reflected in the financial statements and that no additional expenditures will be incurred as a result of the cessation of the activities previously performed by Telebras.

26.      Commitments

         At December 31, 1998 the Companies had approximately the following capital expenditure commitments:

      Expected year of expenditure:

                  1999...............................2,400,000
                  2000...............................2,150,000

         These commitments are to be incurred on continuing expansion and modernization of the system, transmission equipment and data transmission equipment.

         The Subsidiaries are obligated to contribute R$ 128,594 in total to a research and development center over the three-year period ending May 2001.

         Approximately 72% of all employees are members of state labor unions associated either with the Federacao Nacional dos Trabalhadores em Telecomunicacoes ("Fenattel"), or with the Federacao Interestadual dos Trabalhadores em Telecomunicacoes ("Fittel"). Management negotiates new collective labor agreements every year with the local unions. The collective agreements currently in force expire in November 1999.

27.   Insurance

         At December 31, 1998, in the opinion of management, all significant assets civil liability and other obligations were adequately insured, and the "all risks" coverage requirements established by Anatel have been met.

28.   Fair values of financial assets and liabilities

         Estimated fair values of the Companies' financial assets and liabilities were determined using available market information and appropriate valuation methodologies. Considerable judgment was required in interpreting market data to produce the estimated fair values; such estimates are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values. The fair value information as of December 31, 1997 and 1998 determined for the financial asset or liability line items indicated that no significant difference in relation to the carrying values is believed to exist. Interest rates that are currently available to the Companies for issuance of debt with similar terms and maturities were used to estimate fair value.

29. Reconciliation between balances determined in accordance with accounting principles prescribed by Brazilian Corporation Law and Brazilian generally accepted accounting principles (Note 2)

                                                                                      As at and for the year ended
                                                                                           December 31, 1998
                                                                                      -----------------------------
                                                                                                        Shareholders'
                                                                                     Net income             equity
                                                                                     ----------             ------
 Consolidated balances determined in accordance with accounting
  principles prescribed by Brazilian Corporation Law............................          176,165         9,214,013
 Additional net assets received on the Break-up of Telebras.....................                -            21,525
 Prior period price-level restatements
 .property and equipment........................................................                -         1,633,502
 .deferred tax effects (*)........................................... ..........                -           (545,861)
 .minority interest.............................................................                -           (251,855)
 Amounts recorded for Brazilian GAAP at December 31, 1997:
  Allowance for doubtful accounts...............................................            64,412                 -
  Provision for impairment of property and equipment............................             9,283                 -
 Realization of prior period price-level restatements
 .cost of services..............................................................          (181,792)          (162,119)
 .net non-operating income/expense..............................................           (37,029)           (37,029)
 Interest in Subsidiaries' charges made directly to equity......................           (12,246)           (12,246)
 Other..........................................................................               187                187
 Deferred tax effects. .........................................................            49,050             49,050
 Minority interest..............................................................            22,660             22,660
                                                                                            ------             ------
      Brazilian generally accepted accounting principles, as reported herein                90,690          9,931,827
                                                                                            ======          =========


          (*) The deferred tax liability arises for the excess of net assets shown for financial reporting purposes over the tax basis of these net assets determined in accordance with accounting principles prescribed by Brazilian Corporation Law. The charge relating to the additional deferred tax liability was recorded directly against retained earnings.


30.   Subsequent Events

a.    Changes in the exchange rate policy

         On January 13, 1999, the Brazilian monetary authorities raised the foreign exchange trading band ceiling between the Real and the U.S. dollar over which they had previously supported the rate under the crawling-peg exchange control system in place, establishing a new maximum rate of R$
      1.32 to U.S.$ 1.00. As a consequence of continued strong downward pressures on the Real, the Central Bank was forced to abandon the new band during trading on January 18, 1999 and announce that the currency would be allowed to float. Again, the market forced a further significant depreciation of the Real. At December 31, 1998 the commercial market rate for purchasing one U.S. Dollar was R$ 1.2085 and at April 30, 1999 was R$ 1.6607.

b.    Concession awarded to competitor

         As contemplated under the privatization rules, in January 1999, Anatel auctioned licenses authorizing a competitor to provide local fixed-line and intraregional long-distance services in the region in competition with the Companies. The entrant - Canbra Telefonica S.A. merges the experiences of three global telecommunications corporations; Bell Canada International, WLL International Inc (both with a 34.4% interest in the consortium) and Qualcomm Inc. (16.2% interest). Grupo Vicunha/Liberman also participates with 15% interest in the consortium.

c.    Significant changes to tax legislation

         The following changes announced by the Brazilian authorities are likely to impact the financial position and results of operations of the Companies as from 1999:

     . the income tax withholding rate applied to payments for services rendered to non-resident companies and individuals is increased from 15% to 25% (many treaty rates, however, limit the rate to 15%);

     . Federal Tax Instruction No. 162 issued in January 1999, determines that the annual rates of depreciation for tax purposes for certain telecommunication equipment such as automatic switching equipment (Companies' average - 7.69%) and transmission equipment (10%) are increased to 20%;

     . the social contribution rate is increased from 8% to 12% of taxable profits as from May 1, 1999 and through December 31, 1999;

     . the rate for COFINS, a social contribution calculated on net sales, increases from 2% to 3%, although one third of this tax can be used as a credit against social contribution, but the credit cannot be carried over to future years;

     . the tax base of both COFINS and PIS, both of which are social contributions on net sales revenues, is extended to encompass other income, including financial income;

     . loans between companies (excluding financial entities), including related companies, and between companies and individuals are now subject to IOF (a tax on financial transactions). The applicable daily rate depends on the type of loan ; and

     . the CPMF tax (a tax on bank account debits and withdrawals) is suspended from January 22, 1999 but returns as from June 17, 1999 for a further three years at a rate increased from 0.20% to 0.38% for the first year falling to 0.30% for the remaining two years.

31. Summary of the differences between Brazilian and US GAAP

         The Companies' accounting policies comply with generally accepted accounting principles in Brazil ("Brazilian GAAP"). Accounting policies that differ significantly from generally accepted accounting principles in the United States of America ("US GAAP") are described below:

a.    Different criteria for capitalizing and depreciating capitalized interest

         Until December 31, 1993 capitalized interest was not added to the individual assets in property, plant and equipment under Brazilian GAAP, instead it was capitalized separately and amortized over a time period different from the useful lives of the related assets. Under US GAAP, capitalized interest is added to the individual assets and is amortized over their useful lives. Also, under Brazilian GAAP as applied to companies in the telecommunications industry, interest attributable to construction-in-progress is computed at the rate of 12% per annum of the balance of construction-in-progress and that part which relates to interest on third party loans is credited to interest expense based on actual interest costs with the balance relating to own capital being credited to capital reserves.

         Under US GAAP, in accordance with the provisions of U.S. Statement of Financial Accounting Standards ("SFAS") No. 34 of the U.S. Financial Accounting Standards Board, interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress. The credit is a reduction of interest expense. Under US GAAP, the amount of interest capitalized excludes the monetary gain associated with the borrowings and the foreign exchange gains and losses on foreign currency borrowings. The US GAAP differences between the accumulated capitalized interest on disposals and in accumulated amortization on disposals relate to the differences between capitalized interest and related accumulated amortization under Brazilian and US GAAP which is included in the net book value of disposed property, plant and equipment. Although these amounts have been determined to be the same, they are presented individually in both the determination of the capitalized interest difference and in the determination of amortization of the capitalized interest difference in order to demonstrate the origin of the reconciling items for capitalized interest and amortization of capitalized interest which are disclosed in the net income reconciliation of the differences between U.S. and Brazilian GAAP.

         The annual effects of these different criteria for capitalizing and amortizing capitalized interest are presented below:

                                                                                      1996          1997          1998
                                                                                  -----------   -----------  ------------
      Capitalized interest difference US GAAP capitalized interest in the year:
       Interest which would have been capitalized and credited to income under
           US GAAP (Being interest incurred on loans from third parties, except in years where total loans exceeded total construction-in-progress, when capitalized interest is
           reduced proportionately)......................................            202,857       180,028        42,190
       Difference in accumulated capitalized interest on disposals.......              2,600        12,673        20,355
                                                                                    --------      --------      --------
                                                                                     205,457       192,701        62,545
                                                                                    --------      --------      --------
      Less: Brazilian GAAP capitalized interest in the year:
       Interest capitalized and credited to income under Brazilian GAAP
           (Up to the limit of interest incurred on loans obtained for
           financing capital investments)................................            (33,766)     (126,824)     (105,093)
       Interest capitalized and credited to reserves under Brazilian GAAP
           (Difference between total capitalized interest and interest
           capitalized and credited to income)...........................           (200,728)     (192,711)     (113,225)
                                                                                    --------      --------      --------
              Total capitalized interest under Brazilian GAAP (12%
                  per annum, applied monthly to the balance of
                  construction-in-progress)..............................           (234,494)     (319,535)     (218,318)
                                                                                    --------      --------      --------
      US GAAP Difference    .............................................            (29,037)     (126,834)     (155,773)
                                                                                     =======      ========      ========

      Amortization of capitalized interest difference in the year:
      Amortization under Brazilian GAAP..................................            181,590       209,386       146,298
      Less: Amortization under US GAAP...................................           (156,484)     (174,4l4)     (125,433)
      US GAAP difference in accumulated amortization on disposals........             (2,600)      (12,673)      (20,355)
                                                                                     --------     ---------     ---------
      US GAAP Difference ................................................             22,506        22,299       510
                                                                                    ========      ========      ====

b.       Reversal of proposed dividends

         Under Brazilian GAAP, proposed dividends are accrued for in the financial statements in anticipation of their approval at the shareholders' meeting.

     Under US GAAP, dividends are not accrued until they are formally declared.

c.       Pension and other post-retirement benefits

         Under Brazilian GAAP, amounts due to the multi-employer pension plan are treated on an accrual basis as the obligations fall due. Note disclosure includes a summary of the actuarial report prepared under Brazilian actuarial principles.

         Under US GAAP, the Companies are considered to contribute to a multi-employer plan and consequently are required to disclose its annual contributions and the funded status of the plan in accordance with US GAAP. Note 32(b) shows the funded status of Sistel. The provisions of SFAS No. 87, "Employers' Accounting for Pensions", for the purposes of calculating the funded status were applied with effect from January 1, 1992, because it was not feasible to apply them from the effective date specified in the standard. SFAS No. 132, "Employers' disclosures about pensions and other post-retirement benefits" revises and standardizes employers' disclosures about pension and other post-retirement benefit plans. It does not change the measurement or recognition of those plans. The supplemental disclosures under US GAAP are also provided in Note 36(b).

d.       Items posted directly to shareholders' equity accounts

         Under Brazilian GAAP, various items are posted directly to shareholders' equity accounts. Examples include capitalized interest, the effects of adjustments to tax rates and tax incentive investment credits received. As noted in (a) above, Brazilian telecommunications companies capitalize interest attributable to construction-in-progress at the rate of 12% per annum of the balance of construction-in-progress and that part which relates to interest on third party loans is credited to interest expense based on actual interest costs with the balance relating to own capital being credited to capital reserves.

         Under US GAAP, such items relating to third party debt would be posted to the income statement. The posting of such items to shareholders' equity gives rise to adjustments in the consolidated statements of changes in shareholders' equity. Since the original postings to equity accounts would, under US GAAP, be made directly to the income statement, these adjustments are included in the reconciliation of net income determined in accordance with US GAAP.

e.    Earnings per share

         Under Brazilian GAAP, net income per share is calculated on the number of shares outstanding at the balance sheet date. Since the capital structure of the Holding Company was not in place at December 31, 1997 earnings per share is presented for Brazilian GAAP only for the year ended December 31, 1998. Information is disclosed per lot of one thousand shares, because this is the minimum number of shares that can be, generally, traded on the Brazilian stock exchanges.

         Under US GAAP, the equity structure utilized for the earnings per share computations for the year ended December 31, 1997 is that of the new entity formed in May 1998. At the date of formation, the Holding Company had 124,351,903 thousand common shares and 196,311,647 thousand preferred shares outstanding (exclusive of the 13,718,350 thousand preferred shares resulting from the settlement in April 1998 with Telebras).

         Since the preferred and common shareholders have different dividend, voting and liquidation rights, Basic and Diluted earnings per share have been calculated using the "two-class" method, pursuant to SFAS No. 128, "Earnings per share". This new statement became effective December 15, 1997, and provides computation, presentation and disclosure requirements for earnings per share. The "two-class" method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Holding Company's by-laws and participation rights in undistributed earnings. Basic earnings per common share is computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common and preferred shareholders by the weighted-average number of common and preferred shares outstanding during the period. Net income available to preferred shareholders is the sum of the Preferred Dividend (up to a minimum of 6% of preferred share capital determined under accounting principles prescribed by Brazilian Corporation Law as defined in the Holding Company's by-laws) and the preferred shareholders portion of undistributed net income (Note 23). Remaining amounts to be distributed are allocated first to the payment of a dividend to holders of common shares in an amount equal to the Preferred Dividend and the remainder is distributed equally among holders of preferred shares and common shares. Undistributed net income is computed by deducting the Preferred Dividend and common stock dividends from net income. Undistributed net income is shared equally by the preferred and common shareholders on a pro rata basis. The common stock Mandatory Dividend is calculated up to 25% of Adjusted Net Income or an amount equal to the Preferred Dividend, whichever is less.

         Diluted earnings per share is computed by reducing net income for an increase to net earnings allocated to minority shareholders and dividing such net income available to common and preferred shareholders by the monthly, weighted-average number of common and preferred shares outstanding during the period. The weighted average (thousand) shares outstanding for diluted earnings per share is not greater than such shares used in the basic earnings per share calculation since the dilutive share issue is that of the Holding Company's subsidiaries.

         The weighted-average number of common and preferred shares used in computing basic earnings per share for (i) 1998 was 124,369,031 thousand and 205,457,214 thousand (inclusive of the 13,718,350 thousand preferred shares resulting from the settlement in April 1998 with Telebras (Note
      24)), and (ii) 1997 was 124,351,903 thousand and 196,311,647 thousand
      (exclusive of the 13,718,350 thousand preferred shares resulting from the settlement in April 1998 with Telebras), respectively. The Subsidiaries have received certain contributions from customers or customers have independently paid suppliers of telecommunications equipment and services for the installation of fixed-line services. These amounts are reflected as "Funds for capitalization" in the balance sheets. Once the installation is essentially complete and the contributions have been received, the funds will be converted into equity (Note 24). These activities are dilutive in nature to the shareholders of the Holding Company or the Subsidiaries, whether the shares to be issued are those of the Subsidiaries, (which will impact the minority interest recognized) or of the Holding Company itself. The expectation is that the shares would be issued by the Subsidiaries rather than by the Holding Company based on the manner in which such shares were issued in 1997 and 1998. Management of the Holding Company determined this manner of issuing the shares in these two years was appropriate as a result of the dilution of the Brazilian Government's share of the common shares of the Holding Company below the 50% level which would have occurred if the shares had been issued by the Holding Company. The shares are treated as outstanding and included in the Basic EPS calculation only when such funds are converted to equity and the shares issued. The shares are treated as outstanding for Diluted EPS purposes when expansion plan contributions are received or when Community Expansion Plan agreements have been approved (Note 24). Pursuant to SFAS No. 128, no potential issuance of these shares was included in the computation of Diluted EPS for the year ended December 31, 1998 as such effect would have had an antidilutive effect on earnings per share. If Subsidiary shares had been issued historically, the reduction to net income to increase net earnings attributable to minority shareholders for 1996 and 1997 and would have been R$ 89,666 and R$ 54,286, respectively.

         The Holding Company's preferred shares are non-voting except under certain limited circumstances and are entitled to a preferential, noncumulative dividend and to priority over the common shares in the event of liquidation of the Holding Company. The preferred shareholders were entitled to a non-cumulative dividend, in Reais, of R$ 1.03, R$ 1.69 and R$ 0.67 per thousand preferred shares in 1996, 1997 and 1998, respectively. The preferred shareholders would share equally in the undistributed earnings, in Reais, of the Holding Company in the amount of R$ 2.15 per thousand preferred share in 1997 (1998 - nil).

         Earnings per share for 1996 and 1997 has been presented for net income only since interest income, certain interest expense and social contribution taxes have not been allocated between income from continuing operations and income from discontinued operations.

f.    Segment reporting

         Under Brazilian GAAP, no separate segment reporting is required.

         Under US GAAP, SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" establishes the standards for the manner in which public enterprises are required to report financial and descriptive information about their operating segments. The standard defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. A measure of profit or loss, total assets and other related information are required to be disclosed for each operating segment. In addition, this standard requires the annual disclosure of information concerning revenues derived from the enterprise's products or services, countries in which it earns revenues or hold assets, and major customers. Management considers the Companies operate in a single segment in the provision of telecommunications services. Therefore no US GAAP segment disclosures are required.

g.    Comprehensive income

          Under US GAAP, the Companies have adopted SFAS No. 130, "Reporting Comprehensive Income". Comprehensive income is not different from net income presented in accordance with US GAAP.

h.    Disclosure requirements

         Under US GAAP disclosure requirement differ from those required by Brazilian GAAP. However, in these Brazilian GAAP financial statements, the level of disclosure has been expanded to comply with US GAAP.

i.    Income taxes

         Under Brazilian GAAP, the Companies fully accrue for deferred income taxes on temporary differences between tax and reporting records. The deferred tax asset is shown net of valuation allowances. Valuation allowances are established when management does not consider recovery to be probable. The existing policies under Brazilian GAAP for providing for deferred taxes are substantially in accordance with SFAS No. 109, "Accounting for Income Taxes" except as stated below. Additionally, deferred income taxes are shown gross rather than being netted.

         Under US GAAP, the deferred tax effects of the 1996 and 1997 indexation for financial reporting purposes (Note 2(a)(iii)) would be charged first to income and not directly to shareholders' equity. Additionally, deferred income taxes are netted rather than being shown gross. Additionally, for US GAAP purposes, deferred tax assets and liabilities are classified as current or noncurrent based on the classification of the asset or liability underlying the temporary difference.

j.    Interest income (expense)

     Under Brazilian GAAP, interest income (expense) is required to be shown as part of operating income.

     Under US GAAP, interest income (expense) would be shown after operating income.

k.    Extraordinary items

         Under Brazilian GAAP, separate disclosure of extraordinary items, net of tax, is required when such items are considered to be unusual and of an infrequent (non-recurring) nature. The criteria is less well defined compared to US GAAP.

         Under US GAAP, extraordinary items, as defined by U.S. Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", are events and transactions that are distinguished by their unusual nature and by the infrequency of their occurrence. Thus, both of the following criteria should be met to classify an event or transaction as an extraordinary item: (a) Unusual nature - the underlying event or transaction should possess a high degree of abnormality and be of a type clearly unrelated to, or only incidentally related to, the ordinary and typical activities of the entity, taking into account the environment in which the entity operates: unusual nature is not established by the fact that an event or transaction is beyond the control of management; and (b) Infrequency of occurrence - the underlying event or transaction should be of a type that would not reasonably be expected to recur in the foreseeable future, taking into account the environment in which the entity operates; however, mere infrequency of occurrence of a particular event or transaction does not by itself imply that its effects should be classified as extraordinary. In rare situations, an event or transaction may occur that clearly meets both criteria and thus gives rise to an extraordinary gain or loss that includes one or more of the gains or losses enumerated above.

         In view of the significant differences in presentation, the statement of income for the year ended December 31, 1998 has been recast and separately presented on a condensed US GAAP basis.

l.    Employees' profit share

         Under Brazilian GAAP, employees' profit share is required to be shown as an appropriation of net income for the year.

     Under US GAAP employee profit sharing is included as an expense in arriving at operating income.

m.    Permanent assets

         Under Brazilian GAAP, the financial statements present a class of assets called permanent assets. This is the collective name for all assets on which indexation adjustments were calculated in the Corporation Law and fiscal law accounts of Brazilian companies through 1995. Under Brazilian GAAP, gains and losses on the disposal of permanent assets are classified as non-operating income (expense).

         Under US GAAP, these assets would be classified as noncurrent assets. Under US GAAP, gains and losses on the disposal of permanent assets are classified as an adjustment to operating income.

n.    Price-level adjustments and US GAAP presentation

         Amounts in the financial statements as at and for the year ended December 31, 1998 are presented in nominal Reais. Although Brazilian GAAP require financial statements to be indexed for inflation through to the current balance sheet date, in view of the low levels of inflation during 1998, the Companies consider the effects on the results of operations and the financial position of not having prepared the financial statements on a fully-indexed basis and not having presented prior-period balances at constant price-levels at the latest balance sheet date, not to be significant.

         The effects of price-level adjustments recorded in the Brazilian GAAP consolidated financial statements through December 31, 1997 have not been eliminated in the reconciliation to US GAAP, nor are the monetary gains or losses associated with the various US GAAP adjustments separately identified, because the application of inflation restatement as measured by the UFIR and the IGP-M represents a comprehensive measure of the effects of price level changes in the Brazilian economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Brazilian and US accounting purposes.

o.    Funds for capitalization

      i. Expansion plan contributions

         Under Brazilian GAAP, expansion plan contributions received are included in the balance sheet after total shareholders' equity until such time as the proposed subscribers have paid for their telephone connection in full and a general meeting of shareholders approves the capital increases. Until December 31, 1995, expansion plan contributions were indexed from the month received to the end of the subsequent fiscal year-end and transferred to shareholders' equity when capital stock was issued to the subscriber, at a value per share equal to the equity value per share shown on the latest fiscal year-end balance sheet. From January 1, 1996, indexation was no longer applied and, for contracts signed as from that date, the Subsidiaries were allowed the option of using a value per share equal to the market value, when this is higher than the equity value. The Subsidiaries' expansion plan contribution program has been terminated, with no new contracts signed after June 30, 1997.

         Under US GAAP, in the combined financial statements through December 31, 1997, a portion of the expansion plan contributions would be allocated to shareholders' equity based on the market value of the shares to be issued to subscribers. As from 1998, in the consolidated financial statements, as such amounts, upon capitalization, will be converted to shares held by third parties in the Subsidiaries, this expansion plan contribution balance is considered as being part of minority interests under US GAAP. The remainder of the expansion plan contributions would be classified as a deferred credit and amortized to reduce depreciation expense from the time the related construction-in-progress is completed.

      ii.Donations and subsidies for investments

         Under Brazilian GAAP, those amounts, which comprise principally the excess of the value of property, plant and equipment incorporated into the Subsidiaries' assets over the corresponding credits to expansion plan contributions received, are recorded as a credit to other capital reserves.

         Under US GAAP, the credit to capital reserves is classified as a deferred credit and amortized to reduce depreciation expense.

p.    Loans and Financing

         Under Brazilian GAAP, loan and financing balances in technical default are not always classified as current liabilities. A portion of the Companies' outstanding debt at December 31, 1998, R$ 111,400 is currently in default (1997 - R$ 133,055) as a result of the privatization.

         Under US GAAP, loans and financing balances in default or expected to be in default within a year of the balance sheet date would be classified as current obligations unless creditors had provided the Companies waivers for such defaults and accordingly, the debt would be classified as current liabilities.

q.    Valuation of Long-lived Assets

         Under Brazilian GAAP, companies are required to determine if operating income is sufficient to absorb the depreciation or amortization of long-lived assets in order to assess potential asset impairment. In the event such operating income is insufficient to recover the depreciation due to permanent impairment of assets, the assets, or groups of assets, are written-down to recoverable values, preferably, based on the projected discounted cash flows of future operations. In the event of a planned substitution of assets prior to the end of the original estimated useful life of the asset, depreciation of such asset is accelerated to assure the asset becomes fully depreciated at the estimated date of substitution.

         Under US GAAP, SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of", requires companies to periodically evaluates the carrying value of long-lived assets to be held and used, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such assets is separately identifiable and is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets or discounted cash flows generated by the assets. No impairment provisions were recorded by the Companies other than the acceleration of depreciation in 1998 (Note 8 (iv)).

r.   Retained earnings

         Under Brazilian GAAP, a company formed as a result of a cisao may present retained earnings in its balance sheet if the parent company shareholders' resolution adopting the cisao so deems by allocating retained earnings from the parent company to the new company.

         Under US GAAP, "retained earnings" allocated in the cisao would not be considered historical retained earnings as such amount would represent capital allocated from the parent company and would be described as "distributable capital."

s. Provision for dividends and notional interest attributable to own capital

         Under Brazilian Corporation Law, at each balance sheet date the Directors are required to propose a dividend distribution from earnings and accrue for this in the financial statements. Under Brazilian GAAP, companies are permitted to distribute or capitalize an amount of interest, subject to certain limitations, calculated based on a government interest rate, on shareholders' equity. Such amounts are deductible for tax purposes and are presented as a deduction from shareholders' equity. Although not affecting net income except for the tax benefit, in certain cases companies include this notional charge in interest expense and reverse out the same amount before the net income total.

         Under US GAAP, since proposed dividends may be ratified or modified at the annual Shareholders' Meeting such dividends would not be considered as declared at the balance sheet date and would therefore not be accrued. However, interim dividends paid or interest credited to shareholders as capital remuneration under Brazilian legislation would be considered as declared for US GAAP purposes. Under US GAAP, no similar interest distribution concept exists.

t.    Employee stock discount purchases

         As part of the privatization of the Telebras system, the Federal Government offered Telebras system employees the right to purchase the Federal Government's entire holding of Telebras preferred shares and preferred shares of each of the New Holding Companies (representing 2.18% of the outstanding capital stock of Telebras and of each New Holding Companies) at a price (in Reais) of R$ 69.24 per lot of shares (each "lot'" is comprised of 1,000 preferred shares of each of Telebras and the twelve New Holding Companies).

         This price represents a 50% discount from the market price of 1,000 Telebras preferred shares at the time the Federal Government authorized the plan. The initial period during which employees could subscribe for the shares began on August 4, 1998 and expired on September 30, 1998. On August 28, 1998, the Federal Government extended the period for the offer to October 30, 1998. The offer period has not been extended again and the Federal Government has not expressed any intention to do so. Each employee had the right to purchase up to 144 lots of preferred shares, subject to proration if the shares are oversubscribed. The market price (in Reais) of 1,000 Telebras preferred shares when the offer to employees commenced on August 4, 1998 was R$ 127.20. At this date, 1,000 Telebras preferred shares was equivalent to one lot, because the distribution of New Holding Companies preferred shares in connection with the Break-up had not occurred. The market price (in Reais) of one lot on October 30, 1998, when the offer to employees terminated, was R$ 91.00.

          Under Brazilian GAAP, the employee stock offering has no effect on the financial statements

         Under US GAAP, the employee stock offering is deemed to give rise to compensation expense, classified as an extraordinary item, to the extent of the excess of market price of the shares purchased over the Federal Government's price to employees. The discount below market value at which the shares will be sold to employees identifies the share distribution as a compensatory plan. Terms of the plan were determined on the grant date thus identifying the plan as a fixed plan. The measurement date for measurement of such compensation cost under APB No. 25 "Accounting for Stock Issued to Employees" was August 4, 1998. Although the Federal Government, rather than the Holding Company, Subsidiaries or Telebras, offered the shares to employees, under US GAAP, the deemed compensation amount is "pushed down" to each of the Holding Company in accordance with the number of shares purchased by the Holding Company's and Subsidiaries' employees. The minimum amount to be recognized is R$ 166,700. A precise calculation of the value of the shares would involve the application of an option-pricing model (Black-Scholes, for example) as recommended in SFAS No. 123 ,"Accounting for Stock Based Compensation" in order to calculate the market price of the shares. For the purpose of determining net income in accordance with US GAAP, as the shares could be immediately acquired by full payment in cash and immediately resold at almost market price with the investment clubs created for the sale of such shares and as the period of exercise was relatively short, the market price on or around August 4, 1998 was considered as the market value of the shares.

u.    Related parties

         Under Brazilian GAAP, related parties are generally defined in a more limited manner and require fewer disclosures than US standards. As a result, many of the disclosures required in the United States are not required under Brazilian generally accepted accounting principles. Disclosure has been expanded under Brazilian GAAP.

v.    Statement of Cash Flows

         Under Brazilian GAAP, a statement of changes in financial position is required to be presented which reflects the source and application of funds in terms of movement in working capital.

         Under US GAAP, presentation of a statement of cash flows describing the cash flows provided by or used in operating, investing and financing activities is required. SFAS No. 95, " Statement of Cash Flows", establishes specific presentation requirements and requires additional disclosures, such as the amount of interest and income taxes paid and non cash transactions such as acquisition of property, plant and equipment through capital leases, utilization of escrow deposits in settlement of liabilities and debt for equity conversions, among others. A statement of cash flows has been presented herein to supplement the Brazilian GAAP disclosure (Note 33(a)).

w.    Classification of income statement line items

         Under Brazilian GAAP, as noted above, the classification of certain income and expense items is presented differently from US GAAP. A number of significant presentation differences have arisen in the year ended December 31, 1998. Accordingly, the consolidated income statement under Brazilian GAAP has been recast to present a condensed consolidated income statement in accordance with US GAAP (Note 35). The reclassifications are summarized as follows:

     (i) Interest in Subsidiaries' credits made directly to equity - which represent amounts recorded by the Subsidiaries in their respective shareholders' equity accounts without affecting net income but which are recorded by the Holding Company in a separate line item in the consolidated statement of income in accordance with Brazilian GAAP. Such amounts have been reclassified to the respective line items to which they relate in the condensed consolidated income statement in accordance with US GAAP.

     (ii) Interest income and interest expense - such items, together with other financial charges are displayed within operating income in the consolidated statement of income in accordance with Brazilian GAAP. Such amounts have been reclassified to non-operating income and expenses in the condensed consolidated income statement in accordance with US GAAP.

     (iii) Extraordinary item - as detailed in Note 8, certain charges arising after the privatization of the Companies were treated as extraordinary items in a separate line item in the consolidated statement of income in accordance with Brazilian GAAP. Such amounts have been reclassified to the respective line items to which they relate in the condensed consolidated income statement in accordance with US GAAP.

     (iv) Employees' profit share - these expenses have been classified in the consolidated statement of income in accordance with Brazilian GAAP after non-operating expenses. Such amounts have been reclassified to operating expenses in the condensed consolidated income statement in accordance with US GAAP.

     (v) The net income differences between Brazilian GAAP and US GAAP- as detailed in the reconciliation in Note 32, were incorporated in the condensed consolidated income statement in accordance with US GAAP.

x. New US GAAP accounting pronouncement not yet adopted

         In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognizes all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement is currently effective for fiscal years beginning after June 15, 1999 (January 1, 2000 in the case of the Companies). Management is evaluating SFAS No. 133 to determine its impact, if any, on the financial statements.

         Statement of Positions 98-1 - "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" and SOP 98-5 - "Reporting on the Costs of Start-Up Activities" were issued in March and April 1998, to be effective for fiscal years beginning after December 15, 1998. The Companies believe that the adoption of these SOPs will not result in significant differences from the reported financial statements.

32. Net income reconciliation of the differences between Brazilian GAAP and US GAAP

                                                                                   1996          1997          1998
                                                                           ------------  ------------ -------------
Income from continuing operations before unallocated interest
   (1996 and 1997), extraordinary items, taxes and minority
  interest, as reported under Brazilian GAAP.............................       809,337     1,109,280       949,862
Line reclassification:
  Extraordinary items                                                                 -             -    (1,034,834)
  Tax effects on extraordinary items                                                  -             -       306,491
                                                                           ------------  ------------ -------------

                                                                                809,337     1,109,280       221,519
Add (deduct):
  Different criteria for:
    Capitalized interest.................................................       (29,037)     (126,834)     (155,773
)
    Amortization of capitalized interest.................................        22,506        22,299           510
    Reversal of COFINS tax credit........................................                                    27,459
  Contributions to plant expansion:
    Amortization of deferred credit......................................        28,741        34,321        36,484
  Employee stock discount purchases......................................                                  (166,700)
  Items posted directly to shareholders' equity:
    Interest on construction-in-progress.................................       200,728       192,711       113,225
                                                                           ------------  ------------ -------------

  US GAAP income (loss) from continuing operations before unallocated
    interest, taxes and minority interests...............................    1,032,275      1,231,777        (7,014)
                                                                           -----------  -------------   -----------

Income from discontinued operations before unallocated interest,
    taxes and minority interests as reported under Brazilian GAAP               679,409       788,790             -
  US GAAP differences on income from discontinued operations.............        24,292        29,208             -
                                                                           ------------  ------------ -------------

  US GAAP income from discontinued operations before unallocated
    interest, taxes and minority interests...............................      703,701       817,998             -
                                                                           -----------   -----------  ------------



                                                                                 1996          1997           1998
                                                                         ------------  ------------  -------------
Items relating to both continuing and discontinued operations:
    Unallocated interest income........................................        45,373       126,554              -
    Unallocated interest expense.......................................      (121,374)     (128,544)             -
    Income and social contribution taxes - Brazilian GAAP basis........      (386,464)     (484,844)      (230,135)
    Minority interests - Brazilian GAAP - basis........................      (152,316)     (312,351)        99,306
Add (deduct):
    Items posted directly to shareholders' equity:
       Effects of changes in income tax rates..........................        (7,742)       (7,673)             -
       Tax incentive investments credits...............................        22,107        36,180              -
       Deferred tax on full indexation.................................      (287,953)     (291,597)             -
    Deferred tax effects of the above adjustments:
       In respect of continuing operations.............................        22,785        55,200        100,644
       In respect of discontinued operations...........................         4,130           879              -
    Minority interests in the above adjustments........................        79,881       188,685         (2,210)
                                                                         ------------  ------------  -------------

                                                                              (77,872)          487        (32,395)
                                                                         ------------  ------------  -------------

US GAAP net income (loss)                                                     954,403     1,232,264        (39,409)
                                                                         ============  ============  =============

    Earnings/(loss) per thousand common shares-Basic (in Reais)........          2.98          3.84          (0.12)
       Weighted average (thousand) common shares outstanding...........   124,351,903   124,351,903    124,369,031
                                                                         ============  ============  =============
    Earnings/(loss) per thousand common shares -Diluted (in Reais).....          2.63          3.65          (0.12)
       Weighted average (thousand) common shares outstanding...........   124,351,903   124,351,903    124,369,031
                                                                         ============  ============  =============
    Earnings/(loss) per thousand preferred shares -Basic (in Reais)....          2.98          3.84          (0.12)
       Weighted average (thousand) preferred shares outstanding........   196,311,647   196,311,647    205,457,214
                                                                         ============  ============  =============
    Earnings/(loss) per thousand preferred shares -Diluted (in Reais)..          2.63          3.65          (0.12)
       Weighted average (thousand) preferred shares outstanding........   196,311,647   196,311,647    205,457,214
                                                                         ============  ============  =============

33. Shareholders' equity reconciliation of the differences between Brazilian GAAP and US GAAP


                                                                                         1997                 1998
                                                                             ----------------    -----------------
Total shareholders' equity, as reported under Brazilian GAAP.............           9,486,508            9,931,827
Add (deduct):
    Different criteria for:
       Capitalized interest..............................................            (384,504)            (540,277)
       Amortization of capitalized interest..............................             261,309              261,819
    Reversal of proposed dividends ......................................             480,426              224,469
    Reversal of COFINS tax credit........................................             (27,459)                   -
    Contributions to plant expansion:
       Amortization of deferred credit...................................              94,321              130,805
    Subscribed capital stock.............................................            (192,057)            (192,057)
    Donations and subsidies for investment...............................             (18,409)             (18,409)
    Difference in Additional net assets received upon break-up of
       Telebras and adjustment in respect of discontinued
       operations, net of tax ...........................................             (30,453)             (57,170)
    Deferred tax effects of the above adjustments........................             190,310              290,954
    Minority interests on the above adjustments..........................             (66,573)             (68,783)
                                                                             ----------------    -----------------


US GAAP shareholders' equity                                                        9,793,419            9,963,178
                                                                             ================    =================
US GAAP supplementary information:

    Property, plant and equipment........................................          27,626,074           29,202,424
    Accumulated depreciation.............................................         (14,466,883)         (15,399,983)
                                                                             ----------------    -----------------
    Net property, plant and equipment....................................          13,159,191           13,802,441
                                                                             ================    =================

    Total assets.........................................................          16,672,462           16,196,274
                                                                             ================    =================


The deferred tax effect of the US GAAP adjustments noted above would be classified mainly as a noncurrent asset in the balance sheet

34. Consolidated statements of changes in shareholders' equity in accordance with USGAAP Years ended December 31, 1997 and 1998

                                                                                   Capital and      Retained
                                                                                      reserves      earnings          Total
                                                                              ----------------- ------------- --------------


    Balances at December 31, 1996                                                    7,593,823      1,850,959     9,444,782
    Expansion plan contributions
                                                                                                                    548,684
         Received................................................                      548,684             -
         Deferred                                                                                                   (87,709
         credits.....................................                                  (87,709)            -               )
    Acquisition of treasury shares........................                                   -          (153)          (153)
    Forfeited
    dividends.........................................                                       -           909            909
    Net income for the
    year..................................                                                   -      1,232,264     1,232,264
    Realization of unrealized
    income...................                                                          (27,121)       27,121              -
    Transfer to
    reserves........................................                                    69,757       (69,757)             -
    Dividends
    paid................................................                                     -      (265,245)      (265,245)
    Dividends declared but
    unclaimed.................                                                               -        (4,478)        (4,478)
    Minority interest on all movements
    in
      shareholders equity, except for net                                                                                  )
    income                                                                            (782,433)     (293,202)     (1,075,635
                                                                              ================= ============= ==============

    Balances at December 31, 1997                                                    7,315,001      2,478,418     9,793,419
                                                                              ================= ============= ==============



                                            Share capital                         Unrealize
                                           and additional          Statutory        revenue      Retained          Total
                                          paid-in capital            reserve        reserved     earnings
                                      -------------------- ------------------ -------------- ------------- --------------
    Balances at January 1, 1998                         -          7,315,001                     2,478,418     9,793,419
                                      -------------------- ------------------ -------------- ------------- --------------
                                      --------------------

    Allocation among accounts
    approved
        by shareholders' and net
    assets received
        upon Break-up of
    Telebras............                        3,741,151         (7,315,001)     3,113,932       963,376        503,458
    Additional net assets received on                   -
    the
        Break-up of
    Telebras..............................                                 -              -        19,436         19,436
    Loss for the                                        -
    year.........................................                          -              -       (39,409)       (39,409)
    Realization of unrealized
    income...............                                                           (57,112)       57,112              -
    Employee stock discount
    purchases...........                          166,700                  -              -             -        166,700
    Transfer to                                         -                                                              -
    reserves.....................................                      8,808              -        (8,808)
    Dividends                                           -                                                       (480,426
    paid............................................                       -              -      (480,426)              )
                                      ==================== ================== ============== ============= ==============

    Balances at December 31, 1998               3,907,851              8,808      3,056,820      2,989,699     9,963,178
                                      ==================== ================== ============== ============= ==============

35 Condensed consolidated statement of income prepared in accordance with US GAAP (Note 31(w))

Year ended December 31, 1998

                                                                               R$

Gross Operating revenue from telecommunications services .........      6,946,326
    Deductions (primarily indirect taxes) ........................     (1,787,909)
                                                                  ---------------
Net operating revenue                                                   5,158,417
Cost of services .................................................     (3,188,891)
                                                                  ---------------
            Gross profit                                                1,969,526
Operating (expenses):
    Selling.......................................................       (566,923)
    General and administrative....................................     (1,447,638)
    Other net operating expense...................................        (70,122)
                                                                  ---------------

Operating loss                                                           (115,157)

Interest expense, net.............................................        (31,652)
                                                                  ---------------
Loss before extraordinary items, taxes and minority interests            (146,809)

Extraordinary items (employee stock purchase discount)............       (166,700)
                                                                  ---------------

Loss before taxes and minority interests                                 (313,509)
Income tax and social contribution ...............................        177,000
                                                                  ---------------
Loss before minority interests                                           (136,509)
Minority interests................................................         97,100
                                                                  ---------------

Loss for the year                                                         (39,409)


Loss per thousand shares:

    Common shares - Basic (in Reais)..............................          (0.12)
    Weighted average (thousand) common shares outstanding.........    124,369,031
                                                                  ===============

    Common shares - Diluted (in Reais)............................          (0.12)
    Weighted average (thousand) common shares outstanding.........     124,369,031

    Preferred shares - Basic (in Reais)...........................           (0.12)
    Weighted average (thousand) preferred shares outstanding......     205,457,214

    Preferred shares - Diluted (in Reais)........................            (0.12)
    Weighted average (thousand) preferred shares outstanding.....      205,457,214

36.      Additional disclosures required by US GAAP

a. Consolidated statement of cash flows based on Brazilian GAAP balances

                                                                                          Years ended December 31,
                                                                        (Expressed in thousands of Brazilian Reais)

                                                                               1996           1997            1998
                                                                                 R$             R$              R$
Operating activities:
    Net income......................................                        873,965      1,098.885          90,690
    Less: Income from discontinued cellular operations
      before unallocated interest income/ expense taxes
      and minority interests........................                       (679,409)      (788,790)              -
                                                                      -------------  -------------   -------------
    Income from continuing operations, net of unallocated interest and taxes applicable to both continuing and discontinued
      operations                                   .                        194,556        310,095          90,690
    Adjustments to reconcile net income to cash provided by
      operating activities:
       Depreciation and amortization................                      1,299,947      1,367,505       1,688,349
       Minority interests...........................                        152,316        312,351         (99,306)
       Loss on permanent asset disposals............                         47,703         78,732          95,327
       Other provisions.............................                          4,054          6,427          48,491
      Increase in income tax rate...................                         (7,742)        (7,673)              -
      (Increase) in trade accounts receivable.......                       (147,255)       (47,361)       (160,439)
      (Increase) in other current assets............                       (100,814)       (10,237)        143,072
      (Increase) decrease in other noncurrent assets                         (5,319)        (7.873)        (16,837)
      Increase (decrease) in payroll and related accruals                    13,083        (36,340)        (49,979)
      Increase (decrease) in accounts payable and accrued
       expenses.....................................                        223,585        (90,897)        297,170
      Increase in taxes other than income taxes ....                         36,011        100,803          14,102
      Increase (decrease) in other current liabilities                       23,540         (5,731)        507,898
      Increase (decrease) in accrued interest.......                        (35,032)        44,420          21,885
      Increase (decrease) in income taxes...........                        (22,544)      (217,680)       (292,150)
      Increase in provisions for contingencies......                         10,086         23,534         514,242
      Increase (decrease) in provision for pension fund                       1,540         (1,540)              -
      Increase (decrease) in other noncurrent liabilities                   (13,490)         9,595          (8,999)

         Cash provided by operating activities                            1,674,225      1,828,130       2,793,516
                                                                      -------------  -------------   -------------


Investing activities:
    Additions to (disposals of) investments.........                         13,287         (1,270)         21,342
    Additions to property, plant and equipment......                     (2,228,100)    (2,618,026)     (2,407,670)
    Proceeds from asset disposals...................                         64,843         36,033               -
                                                                      -------------  -------------   -------------

         Cash used in investing activities                               (2,149,970)    (2,583,263)     (2,386,328)
                                                                      -------------  -------------   -------------
Financing activities:
    Loans
      Issuances.....................................                      1,397,714      1,253,948               -
      Repayments....................................                     (1,553,927)    (1,250,222)              -
    Cash received upon break-up of Telebras.........                              -              -         165,707
    Cash received for future capital increases, net.                        924,365        600,540          69,367
    Purchase of treasury shares.....................                              -           (153)              -
    Dividends and interest attributed to equity, paid                      (138,029)      (265,245)       (480,998)
                                                                      -------------  -------------   -------------
         Cash provided by (used in) financing activities                    630,123        338,868        (245,924)
                                                                      -------------  -------------   -------------
Increase (decrease) in cash and cash equivalents from
    continuing operations...........................                        154,378       (416,265)        161,264
Net cash provided by discontinued operations, before
    unallocated interest income/expense and taxes...                         54,648        212,288               -
Cash and cash equivalents at beginning of year......                        209,190        418,216         214,239
                                                                      -------------  -------------   -------------
Cash and cash equivalents at end of year                                    418,216        214,239         375,503
                                                                      =============  ==============  =============

Supplemental cash flow information

                                                                               1996           1997            1998
                                                                      -------------  -------------   -------------
Income and social contribution tax paid...........................          419,656        618,302         171,801
Interest paid.....................................................          238,514        228,739          46,434
Cash paid against provisions for contingencies....................           16,578          8,094          23,571
Non cash transactions:
    Fiscal incentive investment credits received..................           18,674         28,932          15,447
    Donations received of property, plant and equipment...........            4,009          9,349           9,887
    Conversion of expansion plan contributions into share
      capital and share premium...................................          273,391        152,843         394,257

Further non-cash transactions arose on the Break-up of Telebras and the additional net assets received upon the Break-up (Note 1(c)).

b.  Pension and post-retirement benefits

    The Companies, together with other companies in the former Telebras group, sponsor multi-employer defined benefit pension and other post-retirement benefit plans, which are operated and administered by Sistel. The funded status of the Sistel pension and other post-retirement benefit plans and the related actuarial assumptions in accordance with US GAAP are as follows:

                                                                                         1997                 1998
                                                                             ----------------    -----------------
Pension benefit plan
Funded status
    Accumulated benefit obligation:
       Vested............................................................           1,919,975            2,421,646
       Non vested........................................................           3,479,300            4,018,319
                                                                             ----------------    -----------------
       Total                                                                        5,399,275            6,439,965
                                                                             ================    =================

    Projected benefit obligation.........................................           7,258,073            8,281,791
    Fair value of plan assets............................................          (3,897,051)          (3,811,718)
                                                                             ----------------    -----------------
    Projected obligation in excess of assets                                        3,361,022            4,470,073
                                                                             ================    =================

The actuarial assumptions used (above an inflation index) were as follows:
    Discount rate for determining projected benefit obligations..........               6.00%                6.00%
    Rate of increase in compensation levels..............................               3.25%                3.25%
    Expected long-term rate of return on plan assets.....................              10.00%               10.00%

     Amortization of the unrecognized liability at transaction: 18.94 years commencing on January 1, 1991.